   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 1996


                                                       REGISTRATION NO. 333-6067
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 2 TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------
                            LCC INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                         4812                        54-1807038
(State or other jurisdiction of  (Primary Standard Industrial (I.R.S. Employer Identification
          incorporation                Classification                     Number)
       or organization)                 Code Number)

                         ARLINGTON COURTHOUSE PLAZA II
                      2300 CLARENDON BOULEVARD, SUITE 800
                           ARLINGTON, VIRGINIA 22201
                                 (703) 351-6666
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             ---------------------
                                  PIYUSH SODHA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            LCC INTERNATIONAL, INC.
                         ARLINGTON COURTHOUSE PLAZA II
                      2300 CLARENDON BOULEVARD, SUITE 800
                           ARLINGTON, VIRGINIA 22201
                                 (703) 351-6666
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------
                                   Copies to:

           STEVEN M. KAUFMAN, ESQ.                        JUDITH R. THOYER, ESQ.
           LORRAINE SOSTOWSKI, ESQ.              PAUL, WEISS, RIFKIND, WHARTON & GARRISON
            HOGAN & HARTSON L.L.P.                     1285 AVENUE OF THE AMERICAS
         555 THIRTEENTH STREET, N.W.                  NEW YORK, NEW YORK 10019-6064
         WASHINGTON, D.C. 20004-1109                          (212) 373-3000
                (202) 637-5600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following effectiveness of this Registration Statement.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY
DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            LCC INTERNATIONAL, INC.

         CROSS-REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501(b)

                     FORM S-1
                   ITEM NUMBER                                LOCATION IN PROSPECTUS
    1.  Forepart of the Registration Statement and
          Outside Front Cover Page of
          Prospectus..............................  Outside Front Cover Page
    2.  Inside Front and Outside Back Cover Pages
          of Prospectus...........................  Inside Front and Outside Back Cover Pages
    3.  Summary Information, Risk Factors and
          Ratio of Earnings to Fixed Charges......  Prospectus Summary; The Company; Risk
                                                      Factors
    4.  Use of Proceeds...........................  Use of Proceeds
    5.  Determination of Offering Price...........  Underwriting
    6.  Dilution..................................  Dilution
    7.  Selling Security Holders..................  Principal and Selling Stockholders
    8.  Plan of Distribution......................  Outside Front Cover Page; Underwriting
    9.  Description of Securities to be
          Registered..............................  Outside Front Cover Page; Prospectus
                                                      Summary; Description of Capital Stock
   10.  Interests of Named Experts and Counsel....  Not Applicable
   11.  Information with Respect to the
          Registrant..............................  Outside Front Cover Page; Prospectus
                                                      Summary; Risk Factors; The Company; The
                                                      Merger; The MCI Notes, MCI Note
                                                      Assumption, MCI Conversion; Use of
                                                      Proceeds; Dividend Policy; Dilution;
                                                      Capitalization; Selected Consolidated
                                                      Financial Data; Management's Discussion
                                                      and Analysis of Financial Condition and
                                                      Results of Operations; Business;
                                                      Management; Certain Transactions;
                                                      Principal and Selling Stockholders;
                                                      Description of Capital Stock; Shares
                                                      Eligible for Future Sale; Consolidated
                                                      Financial Statements
   12.  Disclosure of Commission Position on
          Indemnification for Securities Act
          Liabilities.............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER   , 1996

PROSPECTUS
               , 1996

                                5,000,000 SHARES
[LOGO]                      LCC INTERNATIONAL, INC.
                              CLASS A COMMON STOCK

     Of the 5,000,000 shares of Class A Common Stock offered hereby, 2,750,000 shares are being sold by the Company and 2,250,000 shares are being sold by the Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

     The Company has two classes of authorized Common Stock, Class A Common Stock and Class B Common Stock. The rights of the Class A Common Stock and the Class B Common Stock are substantially identical, except that holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to ten votes per share. Both classes will vote together as one class on all matters generally submitted to a vote of stockholders, including the election of directors. See "Description of Capital Stock." Upon completion of the Offering and the Merger, companies controlled by the Company's founders will own all of the outstanding shares of Class B Common Stock, which will represent approximately 94.8% of the combined voting power of the Common Stock. As a result, such companies will have the ability to elect all of the Company's directors and will continue to control the Company. See "Risk Factors -- Control of the Company by RF Investors" and "Description of Capital Stock -- Common Stock."

     Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Class A Common Stock offered hereby has been approved for listing on the Nasdaq National Market under the symbol "LCCI," subject to official notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
                                       PRICE        UNDERWRITING      PROCEEDS      PROCEEDS TO
                                       TO THE      DISCOUNTS AND       TO THE       THE SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     STOCKHOLDER
- --------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $               $
Total(3)..........................        $              $               $               $
- --------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses estimated at $          , which will be paid by
     the Company.

(3) The Company and the Selling Stockholder have granted to the Underwriters a 30 day option (the "Over-Allotment Option") to purchase up to 750,000 additional shares (412,500 shares from the Company and 337,500 shares from the Selling Stockholder) at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and
     Proceeds to the Selling Stockholder will be $          , $          ,
     $          , and $          , respectively. See "Underwriting."

     The shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions including their right to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about                     , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                            ALEX. BROWN & SONS
                               INCORPORATED
                                                  OPPENHEIMER & CO., INC.

The inside front cover of the prospectus contains a graphic depicting a cellular telephone silhouetted against a city skyline, circled by the words "World Class Wireless Solutions."

A fold-out graphics page appears next, titled "Service and Product Solutions for a Wireless World," and containing the words "By offering a full complement of network engineering and program management services, design and analysis software and field measurement equipment, the Company provides a complete and integrated line of products and services to the wireless industry." Photographs depict Design Services, Program Management, Engineering Software, and Measurement Equipment and a cellular telephone handset. In small print to the right of the handset appears the statement "The Company does not manufacture, market or distribute wireless telephone handsets." The next page contains the Company's logo, circled by the words Design Services, Program Management, Engineering Software, and Measurement Equipment. Below the logo appears the words "Through LCC International's integrated products and services, the Company has helped design and optimize hundreds of wireless networks with thousands of cell sites, servicing millions of subscribers worldwide."

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information, pro forma financial information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus Summary and elsewhere in this Prospectus assumes no exercise of the Over-Allotment Option. Unless the context indicates or requires otherwise, references in this Prospectus to "LCC" or the "Company" are to (1) the combined operations of the Company's predecessor, LCC, L.L.C., a Delaware limited liability company, and its subsidiaries (the "Limited Liability Company") prior to the date of the merger of the Limited Liability Company into LCC International, Inc., a recently-formed Delaware corporation ("LCC International"), as described below (the "Merger") and (2) LCC International and its subsidiaries, after the Merger. Each prospective investor is urged to read this Prospectus in its entirety. Definitions of technical and other terms are set forth in the Glossary starting at page G-1. References herein to wireless telecommunications or similar terms are not intended to include satellite transmission, which some consider to be a "wireless" technology.

                                    GENERAL

     LCC is one of the world's largest independent providers of radio frequency ("RF") engineering and network design services and products to the wireless telecommunications industry. The Company has provided these services, along with related proprietary software tools and field measurement and analysis equipment, to operators of more than 200 wireless systems in more than 40 countries. The Company intends to leverage its leadership position and its relationships with major wireless customers to benefit from the expected significant growth in wireless networks worldwide.

     The Company has provided services and products to seven of the ten largest U.S. cellular system operators; large international cellular operators, including British Telecommunications plc ("British Telcom"), France Telcom and Mannesmann Mobilfunk GmbH, Germany ("Mannesmann"); companies building or proposing to build personal communications services ("PCS") systems, including AT&T Wireless Services, Pacific Bell Mobile Services, NextWave Telcom, Inc. ("NextWave Telcom") and DCR PCS, Inc. ("DCR"); operators of enhanced specialized mobile radio ("ESMR") systems, including Nextel Communications, Inc. ("Nextel Communications"); and operators of two-way messaging systems. Many of the Company's major customers have entered into partnerships with international wireless operators, which has enabled the Company to obtain significant new business from such operators. The Company also has established working relationships with two major telecommunications equipment vendors, pursuant to which the Company provides services and products on a subcontract basis.

     LCC believes that its 26.9% compound annual growth in revenues over the past five years has been fueled primarily by the growth of the wireless telecommunications industry. The Company derives a significant portion of its revenues from its international customers (approximately 39% in 1995). A substantial number of new wireless network licenses have been awarded worldwide over the last five years, and the Company expects a significant number of additional wireless licenses to be awarded in the next few years. Construction of new networks, and optimization of existing networks, require substantial amounts of RF engineering services and products. In addition, many existing systems are continuing to grow; LCC estimates that operators of wireless networks operating at capacity add a new cell site, requiring additional RF engineering services, for every approximately 1,500 new subscribers added.

     LCC's approximately 370 RF engineers provide engineering solutions to operators of a wide range of wireless networks, incorporating all major wireless technologies available today, including TDMA (which includes GSM, DCS and IS-136), CDMA, iDEN, AMPS and ETACS. LCC believes that it is the largest independent employer of RF engineers in the world and believes that this is a substantial competitive advantage, especially with respect to large customers. LCC provides (or, in the case of Phase 4, is developing) services and products for operators involved in all four phases of wireless system development: (i) Phase 1 -- bidding for the licenses necessary to build and operate the system;
(ii) Phase 2 -- build-out of the system; (iii) Phase 3 -- optimization and enhancement of the system to meet the requirements of an increasing subscriber base and to provide increased quality and coverage; and (iv) Phase
4 -- achievement of greater efficiencies in providing service in order to compete in areas where there are multiple system operators.

     The Company's services consist of (i) RF Engineering and Design Services and (ii) Program Management, which involves the procurement and management, on a turnkey basis, of a range of services and products for wireless networks. The Company's products consist of (i) Software Tools and (ii) Field Measurement and Analysis Equipment, both of which are used to design wireless networks and optimize the performance of existing networks.

                               BUSINESS STRATEGY

     The Company's objective is to maintain its position as one of the world's largest independent providers of RF engineering and network design services and products to the wireless telecommunications industry, and to increase its market share by pursuing multiple growth paths. The key elements in the Company's strategy are to:

     - Maintain Technological Leadership. LCC believes that it has the most sophisticated and diversified technological capabilities (incorporating all major wireless technologies available today) in the wireless network design industry and intends to maintain its technological leadership.

     - Leverage Large Installed Customer Base. The Company believes that its large customer base gives it a significant advantage in obtaining additional business for its existing and new services and products. Typically, a substantial portion of the Company's revenues in a given year are generated by customers for which the Company has previously performed services or provided products.

     - Pursue International Growth. The Company believes that the growth of the international wireless industry over the next several years will be substantial. The Company is devoting significant efforts to increasing its market share of international business, and is particularly focused on providing planning services to companies that are participating in government tender processes for new license grants. The Company has found that provision of such services often results in engineering contracts if such companies receive licenses.

     - Pursue New Markets

        PCS. According to the FCC, over $17.9 billion has been spent or committed to acquire new PCS licenses in the U.S. over the past two years, and each of the licensed areas must be built out over the five years following the date of the license grant. The Company expects that such new licensees will account for a significant portion of the demand for the Company's services and products over the next several years.

        New Wireless Networks and Technologies. The development of new types of wireless networks and new wireless technologies, including private corporate networks, wireless cable (LMDS and MMDS) services, wireless local loop and wireless high speed data services, is expected to result in additional potential customers for the Company's services and products.

        Analog to Digital Conversion. The Company expects that many cellular operators will convert from an analog to a digital format in the next several years, and that this conversion will result in additional demand for the Company's services and products.

     - Offer and Develop New Types of Services and Products

        Program Management Services. Program management involves the procurement and management, on a turnkey basis, of a range of services and products relating to deployment or expansion of wireless networks, including systems integration, site acquisition, site engineering, procurement management, construction management, installation and commissioning, and customer training. These management services are often packaged with the Company's traditional RF and network engineering services, software tools and field measurement and analysis equipment. The Company believes that an increasing number of wireless system operators are attracted to this approach, and that program management will increase revenues from RF engineering services in addition to providing revenues from new services.

        Phase 4 System Efficiency Services and Products. The Company is developing new RF engineering services and products to increase system efficiency and manage costs in the multiple-operator environment expected to develop in the next few years.

     - Establish Strategic Relationships with Carriers and Equipment Vendors. The Company has entered into strategic relationships with new wireless carriers and major equipment vendors as a means of obtaining new business opportunities. The Company intends to pursue additional relationships, including using proceeds from this initial public offering (the "Offering") for financing and investment arrangements, as a means of obtaining new business.

     - Pursue Strategic Acquisitions. The Company intends to pursue acquisitions of companies that have developed, or are developing, complementary products and services. LCC believes that such acquisitions will accelerate the development of products and enhance the recruitment of technical staff.

                                  THE OFFERING

Class A Common Shares Offered(1)
  By the Company.................     2,750,000 shares
  By the Selling Stockholder.....     2,250,000 shares
          Total..................     5,000,000 shares

Common Stock to be Outstanding
after the Offering(1)
  Class A Common Stock...........     5,028,411 shares
  Class B Common Stock...........     9,085,984 shares
          Total..................    14,114,395 shares


Use of Proceeds..................    Repayment of amounts outstanding under a
                                     Credit Agreement, dated June 14, 1996,
                                     among the Company, certain of its
                                     subsidiaries and The Chase Manhattan Bank
                                     ("Chase"), as Administrative Agent, and the lenders (the "Lenders") signatory thereto, as amended and restated to substitute the Company for the Limited Liability Company
                                     (the "Credit Facility"); advancement of
                                     $3.5 million to an entity controlled by the Company's founders to assist that entity in paying certain taxes; strategic financing for customers as incentives for new business; acquisitions; working capital;
                                     and general corporate purposes. See "Use of Proceeds."


Voting Rights....................    The shares of Class A common stock, par
                                     value $0.01 per share ("Class A Common
                                     Stock"), have one vote per share, while the shares of Class B common stock, par value
                                     $0.01 per share ("Class B Common Stock"), have ten votes per share (the Class A
                                     Common Stock and Class B Common Stock are collectively referred to herein as "Common
                                     Stock"). The Class B Common Stock, which has effective control of the Company and will be wholly-owned by RF Investors, L.L.C. ("RF Investors") and the Founder
                                     Corporation (as defined below), is not
                                     being offered by this Prospectus. Class B
                                     Common Stock is convertible into Class A
                                     Common Stock on a share-for-share basis.
                                     See

                                     "Risk Factors -- Control of the Company by
                                     RF Investors" and "Description of Capital
                                     Stock -- Common Stock."

Proposed Nasdaq National Market
symbol...........................    LCCI
- ---------------


(1) In connection with the Offering, it is anticipated that the board of directors of the Company (the "Board of Directors") will grant (i) pursuant to the Company's 1996 Employee Stock Option Plan (the "Employee Plan") options to purchase (a) approximately 590,000 shares of Class A Common Stock to approximately 265 employees of the Company at an exercise price per share equal to the Offering price and (b) approximately 2,160,000 shares of Class A Common Stock to approximately 40 employees of the Company as conversion of interests held under the Limited Liability Company's Employee Option Plan (the "LLC Option Plan") and Phantom Membership Plan (the "LLC Membership Plan") at exercise prices per share ranging from approximately $3.50 to $12.00, (ii) options to purchase 20,000 shares of Class A Common Stock and 70,000 shares of Class B Common Stock at the Offering price to four directors under the Company's Directors' Plan (the "Directors Plan") and (iii) options to purchase 25,000 shares of Class A Common Stock at the Offering price to a person or entity (a "Carlyle Option Designee") designated by the Carlyle Investors (as defined below), who have designated one of the Company's directors. In addition, in connection with the Offering, the Board of Directors will reserve (i) approximately 360,000 shares of Class A Common Stock for purchase by eligible employees of the Company or any of its subsidiaries pursuant to the Company's Employee Stock Purchase Plan, (ii) approximately 474,000 shares of Class A Common Stock for future grants of options under the Employee Plan, (iii) approximately 40,000 shares of Class A Common Stock and 180,000 shares of Class B Common Stock for future grants of options under the Directors Plan and (iv) 60,000 shares of Class A Common Stock for future grants of options to Carlyle Option Designees. See "Management -- Stock Plans" and "Certain
     Transactions -- Conversion of Interests Under LLC Option Plan and LLC Membership Plan into Stock Options."


                                  RISK FACTORS

     Prospective investors should carefully consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                         SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                    ------------------------------------------------   ---------------------
                                                     1991      1992      1993      1994       1995      1995          1996
                                                             (IN THOUSANDS, EXCEPT PRO FORMA PER SHARE INFORMATION)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues..........................................  $40,307   $54,332   $60,307   $76,055   $104,461   $46,560       $60,364
Operating income(1)...............................  3,352..    13,324    11,411     6,507      9,048     1,945         4,415
Net income(1).....................................  3,860..    13,605    10,497     4,970      4,740       742         3,021
PRO FORMA DATA:(2)
Pro forma net income(1)(3)........................                                          $  4,084                 $ 2,822
Pro forma net income per share(1)(4)..............                                          $   0.34                 $  0.21
Pro forma weighted average shares
  outstanding(4)..................................                                            18,250                  18,250
OTHER DATA:
Non-cash compensation.............................       --        --        --   $ 3,255   $  4,646   $ 2,372       $ 3,599
EBITDA(1)(5)......................................  $ 4,863   $15,030   $13,249     8,527     12,747     3,296         6,937
Depreciation and amortization.....................    1,511     1,706     1,838     2,020      3,699     1,351         2,522
Capital expenditures..............................    2,455     1,625     1,882     2,403      4,222     2,382         1,437

                                                                       AS OF
                                                                    DECEMBER 31,                          AS OF JUNE 30,
                                                                    ------------                  -------------------------------
                                                                        1995                          1996               1996
                                                                                                                     PRO FORMA(2)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash......................                                            $  6,571                      $    5,431         $ 16,660
Working capital...........                                              17,649                           6,947           40,892
Property, plant, and
  equipment, net..........                                               5,440                           5,340            5,340
Licenses and other
  intangibles, net........                                               3,745                           4,486            4,486
Total assets..............                                              62,041                          80,681           98,810
Total debt................                                              30,000                          40,000           50,000
Equity (deficit)..........                                                (244)                         (2,134)           5,511(6)

- ---------------

(1) Net of non-cash compensation.

(2) Adjusted to reflect the pro forma effects, as applicable, of the Offering (including the application of estimated net proceeds of the Offering to repay amounts outstanding under the Credit Facility and related interest expense), the loan due from Telcom Ventures of $3.5 million, the MCI Note Assumption (as defined below) and related interest expense and the Merger (assuming such offering, assumption and merger occurred on January 1, 1995, except for consolidated balance sheet data, which assumes such transactions occurred on June 30, 1996).

(3) In connection with the Offering and the Merger, the Company will be converting to a Subchapter C corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Prior to conversion, the Company had been a limited liability company for Federal and certain state income tax purposes. As such, income of the Company was taxable to the individual members rather than to the Company. Accordingly, the provision for income taxes for the years ended December 31, 1991 to 1995, and the six months ended June 30, 1995 and 1996 represents state income taxes on earned income in those states that do not recognize the flow-through nature of the limited liability company and foreign taxes. Pro forma net income is net of a provision for income taxes as if the Company were a Subchapter C corporation at an assumed effective income tax rate of approximately 40%.

(4) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of common shares and common share equivalents outstanding.

(5) EBITDA represents earnings before interest income, interest expense, other income, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for periods, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements contained elsewhere in this Prospectus.

(6) Includes non-recurring payment of compensation expense of $0.9 million (net of applicable taxes) resulting from the dividend to Telcom Ventures of the note receivable from Telcom Ventures held by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity, Capital Resources and Other Financial Data -- Cash Flows." Also includes a non-recurring deferred tax benefit from conversion from a limited liability company to a Subchapter C corporation for income tax purposes, estimated to be approximately $6.9 million, and adjusted for the MCI Note Assumption, the Offering, and the Telcom Tax Advance.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Class A Common Stock offered hereby.

CHANGES ADVERSELY IMPACTING DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES

     The wireless telecommunications industry is undergoing a number of significant changes that are adversely impacting demand for the Company's RF engineering and related services and products. Such changes include (i) increased use of in-house engineers by operators of mature wireless networks,
(ii) increasing dependence of wireless network operators on equipment vendors for design services and (iii) delays in deployment of PCS networks.

  INCREASED USE OF IN-HOUSE ENGINEERS BY OPERATORS OF MATURE WIRELESS NETWORKS

     Over the last few years, operators of several mature wireless networks have reduced the amount of engineering services purchased from LCC and have replaced such services with those provided by their own engineers. LCC expects this trend to continue and to affect other types of wireless networks both within the U.S. and internationally.

  INCREASING DEPENDENCE OF WIRELESS NETWORK OPERATORS ON EQUIPMENT VENDORS FOR DESIGN SERVICES

     Wireless network operators, particularly PCS operators and new international licensees, are increasingly dependent on equipment vendors to provide turnkey solutions for the design and deployment of wireless networks and to provide vendor financing for the entire project. Vendors of wireless telecommunications equipment have been conditioning the availability of financing for services or products, other than those principally offered by the vendor, on being granted the right to select the providers of such services and products, including RF engineering and network design. The Company believes that the need of PCS and other wireless operators for vendor financing and the packaging of services by equipment vendors is making the vendor a competitor of the Company (since the vendor is providing engineering services, generally through a subcontract arrangement) and is causing the vendor to replace the wireless operator as a customer of the Company. While the Company has established relationships with major telecommunications equipment vendors pursuant to which the Company provides services and products for the wireless telecommunications projects for which such vendors act as prime contractors, such arrangements often are less profitable for the Company than direct sales to the end user since the vendor often submits a comparatively lower bid for the engineering work to secure or increase its profits on equipment sales. In addition, working through a prime contractor weakens the relationship with the network operator and may reduce the Company's ability to obtain continuing business.

  DELAYS IN DEPLOYMENT OF PCS NETWORKS

     The Company believes that demand for its services and products may be affected by future delays in the pace of deployment of PCS networks in the U.S. A significant portion of the Company's revenues is generated from new licensees for designing and building out their networks. Furthermore, a significant portion of the Company's backlog consists of services and products to be provided under two five-year contracts for services and products aggregating $115 million with the two top bidders in the recently concluded C-block broadband PCS auction. See "Business -- Customers and Backlog." Finally, the Company anticipates that additional future revenues will be generated from successful bidders in the D-, E- and F-block broadband PCS auctions expected to be held within the next two to three years. To date, the pace of PCS network deployment has been slower than expected, due in part to difficulty experienced by holders of MTA licenses in raising the necessary financing and there can be no assurance that bidders for BTA licenses will not experience similar difficulties. In addition, the C-block bidders have been hampered by delays in the auction process and by subsequent challenges to the issuance of licenses to successful bidders, and there can be no assurance as to when the D-, E- and F-block auctions will occur, nor to when licenses will be granted. Accordingly, orders for network design and deployment from PCS licensees, including a significant portion of the Company's backlog, are subject to uncertainty. See "Risk Factors -- Risks Associated with Strategic Relationships, Strategic Financing and Acquisitions."

RISKS FROM COMPETITION

     The current market for wireless network design services, related software tools, field measurement and analysis equipment and program management services is highly competitive. Many companies offer such services and products, and the Company believes that the number of other independent firms providing a combination of these services and products to wireless network operators throughout the world is increasing. Wireless operators themselves and system equipment vendors are also developing capabilities competitive with those provided by LCC. See "Risk Factors -- Changes Adversely Impacting Demand for the Company's Products and Services -- Increased Use of In-House Engineers by Operators of Mature Wireless Networks" and "-- Increasing Dependence of Wireless Network Operators on Equipment Vendors for Design Services." Some of the Company's competitors are part of large corporate groups or alliances with greater resources and broader technology bases than those of the Company. In addition, some of the Company's competitors have been founded by or have recruited senior engineering executives from current or potential Company customers and may have better relationships with those current or potential customers than are available to the Company. Recently, as a result of increased competition, the Company has experienced a decline in the prices it can charge for its software tools and field measurement and analysis equipment. There can be no assurance that competitive factors will not have an adverse effect on the Company's business.

SUBSTANTIAL LEVERAGE

     The Company had $40 million of debt obligations as of June 30, 1996, consisting of the $20 million Credit Facility and the $20 million note held by MCI Telecommunications Corporation ("MCI"). Prior to the Offering the Company will be assuming the $30 million note held by MCI that was issued by Telcom Ventures (defined below). Accordingly, the Company is highly leveraged. The two MCI notes, which are due in 2000, are exchangeable for Common Stock of the Company, and the Company intends to require this exchange in August 1997. See "The MCI Notes, MCI Note Assumption, MCI Conversion." However, if there is a default under such MCI notes prior to this exchange, or if there is a default under the Credit Facility, there would be a material adverse effect on the Company. The Credit Facility prohibits the Company from incurring additional debt and contains numerous other restrictive covenants. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity, Capital Resources and Other Financial Data."

RAPID TECHNOLOGICAL CHANGES

     The market for wireless network system design services and tools is characterized by rapid change and improvements in technology. The Company's future success will depend in part on its ability to enhance its current products, to introduce new products that keep pace with technological developments and to address the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing and marketing in a timely manner product enhancements or new products that respond to the technological advances by others, or that its products and services will adequately and competitively address the needs of the changing marketplace. Technological changes with respect to software tools and field measurement and analysis equipment have resulted in the shortening of product cycles, and if the Company is not ready to introduce new competitive products, the Company's operating results could be adversely affected. In the past, the Company's operating revenues from sales of software tools and field measurement and analysis equipment have been adversely affected by this trend. In particular, approximately two years ago, customer requirements for UNIX-based products emerged at a time when the Company's UNIX-based products were still being developed, and the Company's revenues from software tools for 1994 were adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Year Ended December 31, 1994 Compared to Year Ended December 31, 1993." In order to remain competitive, the Company may be required to expend a greater percentage of its revenues on product innovation and research and development or technology acquisition than historically has been the case. See Note 1 to the Consolidated Financial Statements.

     In addition, the Company believes that, as the number of wireless networks in the U.S. increases with the addition of PCS license holders and other competitors (Phase 4), operators will experience greater price competition and place greater emphasis on containing costs and system efficiency. The Company's customers will require new network engineering services and products to increase system efficiency and manage costs in the Phase 4 multiple-operator environment. Although the Company is developing such services and products and believes that none of its existing competitors presently offer such services or products, there can be no assurance that the Company will be able to offer such services and products in a timely manner.

DEPENDENCE ON PROFESSIONAL STAFF; NEED FOR ADDITIONAL QUALIFIED TECHNICAL PERSONNEL

     The Company receives the majority of its revenues from the efforts of approximately 370 RF engineers. The success of the Company's business therefore depends on its ability to retain its existing staff and replace departing engineers. Moreover, to continue its growth at its current rate, the Company needs to attract additional RF engineers and other technical professionals, and a number of professionals with skills in the program management area. There are a limited number of RF engineers, and such individuals are sought both by RF engineering companies such as LCC and by wireless network operators. Competition for such personnel is intense, which has at times caused LCC to experience difficulty in recruiting and retaining qualified technical personnel. In the program management area, although the number of available professionals is greater, the Company has less experience in hiring such professionals. There can be no assurance that the Company will not experience difficulties in retaining and augmenting its professional staff.

DEPENDENCE ON SIGNIFICANT CUSTOMERS AND LARGE CONTRACTS

     The Company derived approximately 50% of its revenues from its ten largest customers in the year ended December 31, 1995. Nextel Communications, the Company's largest customer in the year ended December 31, 1995, accounted for approximately 14% of its revenues. Although such major customers generally have differed from year to year as work under existing contracts is completed and services under new contracts are commenced, the Company depends on having large contracts from some customers each year to meet its expected revenues. There can be no assurance that the Company will continue to receive large contracts from customers. In addition, the Company's contracts typically have provisions that permit customers to terminate their respective contracts under various circumstances, which include nonperformance or unsatisfactory performance by the Company. There can be no assurance that customers under any of the Company's long-term contracts will not attempt to cancel or renegotiate their contracts with the Company.

LENGTHY SALES CYCLE

     Purchases of the Company's products or services by customers often entail an extended decision-making process for the customer because of the substantial costs and strategic implications associated with selecting wireless network deployment services and products. Senior management of the customer is often involved in this process, given the importance of the decision as well as the risks faced by the customer if the Company's services and products do not meet the customer's particular needs. Therefore, large procurements of LCC services and products involve lengthy selling cycles, resulting in a relatively high cost of new business generation. See "Business -- Sales and Marketing."

SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS; UNCERTAINTIES RELATING TO BACKLOG

     The Company's quarterly revenues and operating results have varied considerably in the past and are likely to vary considerably from quarter to quarter in the future. Fluctuations in the Company's revenues depend on a number of factors, some of which are beyond the Company's control. These factors include, among others, the timing of issuance of new licenses by governmental agencies, the length of sales cycles, changes in pricing policy by the Company or its competitors, the timing of contracts and customer budget changes. In addition, even after contracts are entered into, the timing of delivery of services and products depends in part on the customer's readiness to receive the services and the pace of the build-out of the customer's network, which in turn depend on a number of business decisions by the customer and provision of services and equipment by providers other than the Company. A large portion ($115 million, or approximately 64.0%) of the Company's current backlog consists of services and products to be provided under two five year contracts with holders of PCS licenses, and the customers have flexibility within such five-year periods regarding the timing of ordering and mix of services and products to be purchased from the Company. See "Business -- Customers and Backlog." The orders under such contracts are also subject to uncertainties relating to PCS network deployment generally and to matters that may affect the businesses and financial resources of such customers. See "Risk Factors -- Changes Adversely Impacting Demand for the Company's Products and Services -- Delays in Deployment of PCS Networks" and "Risk Factors -- Risks Associated with Strategic Relationships, Strategic Financing and Acquisitions." The Company establishes its expenditure levels for product development and other operating expenses in large part on its expected future revenues. As a result, should revenues fall below expectations, operating results are likely to be adversely affected. Gross profit as a percent of total revenues generally declined from 1993 through December 31, 1995. There can be no assurances that this trend will not continue. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company relies on a combination of copyrights, trademarks, trade secrets, non-disclosure and other contractual agreements and technical measures to protect its proprietary rights in its products. There can be no assurance that others will not independently develop similar products or duplicate the Company's products. There can also be no assurance that the steps taken by the Company will prevent misappropriation of this technology. In addition, effective copyright, trademark or trade secret protection may be unavailable or limited in certain circumstances. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation involving the imposition of damages or injunctive relief against the Company, any of which could adversely affect the Company's business.

TRADE ACCOUNT RECEIVABLES

     The Company is subject to credit risk in the form of trade account receivables. As of December 31, 1995 and June 30, 1996, the Company had trade account receivables, net of allowances for doubtful accounts, of $28.3 million and $29.5 million, respectively. The Company frequently is unable to enforce a policy of receiving payment within 30 days of issuing bills, especially in the case of customers who are in the early phases of business development. In addition, many of the Company's foreign customers are not accustomed to paying their suppliers on terms as attractive as those typically existing in the United States. See "Risk Factors -- Risks of International Operations." Generally, the Company does not require collateral or other security to support customer receivables.

RISKS OF INTERNATIONAL OPERATIONS

     Approximately 39% of the Company's revenues for 1995 were generated outside of the United States, and the Company expects this segment of its business to continue to account for a material part of its revenues. Licensing software and selling other products and services in foreign countries is subject to various risks inherent in international business activities. Risks include those presented by general economic and political conditions in each country, the effect of applicable foreign tax structures, tariff and trade regulations, difficulties in obtaining local business licenses, the need to manage a geographically diverse organization and difficulties in complying with a variety of foreign laws and regulations. In addition, adverse changes in the regulatory environments in foreign countries, including delays in deregulation or privatization affecting the pace at which licenses are awarded to wireless network system operators, affect the level and timing of the demand for the Company's services and products. Providing products and services outside the United States carries the additional risk of currency fluctuations and foreign exchange controls imposed by certain countries. Foreign customers may be accustomed to paying their suppliers, including the Company, on terms and conditions less attractive than is typical in the United States, and collection of accounts receivable due from foreign customers can be more difficult than from domestic customers.


RISKS ASSOCIATED WITH STRATEGIC RELATIONSHIPS, STRATEGIC FINANCING AND ACQUISITIONS


  RISKS ASSOCIATED WITH STRATEGIC RELATIONSHIPS AND STRATEGIC FINANCING

     There are a number of risks associated with the Company's plans to pursue opportunities to enter into strategic relationships with new wireless operators or to extend financing to customers in return for new business opportunities. There can be no assurance that the Company will receive the anticipated business, that the business will be of the anticipated level or that profits from the new business will offset any possible losses on the investment made or financing extended by the Company to enter into such relationship. A loan to or investment in a customer will be subject to many of the same risks to which the customer is subject in seeking to operate and grow its businesses, and there can be no assurance that the customer will be able to repay or return the Company's investment within an acceptable period. The Company's first two arrangements with customers under this strategy involved financing aggregating $11.5 million to the two top bidders in the recently-concluded C-block auction for broadband PCS licenses as part of arrangements involving the Company receiving contracts aggregating $115 million for new business over a five year period. The Company's investments in, and expectation of future orders from, these two C-block bidders could be adversely affected to the extent that the businesses and financial resources of these two C-block bidders is affected by any (or a combination) of: the possibility that the FCC will find either entity ineligible for the licenses for which they were the top bidders; the head start enjoyed by A- and B-block licensees (which may be exacerbated by delays in the issuance of C-block licenses caused by challenges to such issuance filed by rival bidders); the relatively large amounts owed by the C-block bidders to the U.S. Government as a result of the C-block auction; and the entrepreneurial or "start-up" status of the C-block bidders and related difficulties in obtaining adequate financing for the capital intensive build-out of their systems and to cover operating losses during the early months of operation.

  RISKS RELATING TO ACQUISITIONS

     The Company's intention to engage in acquisitions to acquire companies that have developed or are developing complementary products and services is subject to the risks that the assets being acquired or additional professional staff being recruited to perform services will not perform as expected, that the acquired entity will have unanticipated liabilities and that the returns realized by the Company ultimately will not support the investments made or indebtedness incurred in such acquisitions.

  RESTRICTIONS AFFECTING THE COMPANY'S ABILITY TO ENGAGE IN STRATEGIC FINANCINGS OR ACQUISITIONS

     There are several restrictions and other factors affecting the Company's ability to engage in strategic financings or acquisitions. Although the Company presently intends to engage in such transactions only to the extent that the net proceeds from the Offering, together with amounts that will be available under the Credit Facility, are sufficient to fund such opportunistic investments and acquisitions, there can be no assurance that additional capital will not be required for such purposes. The Company cannot predict the extent to which additional capital may be required, and there can be no assurance that the Company will be able to obtain such additional capital on terms acceptable to the Company. In addition, the Credit Facility contains certain restrictions with regard to, among other things, acquisitions, capital expenditures and incurrence of additional indebtedness that may limit the ability of the Company to complete certain acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Other Financial Data -- Existing Indebtedness." Certain entities formed by The Carlyle Group, a Washington, D.C.-based investment group (the "Carlyle Investors") also have certain rights that limit the ability of the Company to incur debt above specified ratios or amounts. See "Description of Capital Stock -- Certain Relationships Between the Founder Corporation and the Carlyle Investors Affecting the Company." Moreover, in seeking to make investments in wireless operators or acquire other companies, the Company will be competing with organizations that are larger, have access to more substantial capital resources or are pursuing other strategic goals. There can be no assurance that the Company will be successful in completing these transactions.

DEPENDENCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH

  DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a significant degree upon the contribution of its executive officers and other key personnel. None of the Company's executive officers has an employment agreement with the Company, other than an agreement terminable at will. There can be no assurance that the Company will be able to retain its key managerial and other key personnel or to attract suitable replacements or additional personnel if required.

  MANAGEMENT OF GROWTH

     To manage its growth effectively, the Company must continue to strengthen its operational, financial and management information systems, and expand, train and manage its work force. Failure to do so effectively and on a timely basis would have an adverse effect upon the Company's business.

CONCERNS ABOUT MOBILE COMMUNICATIONS HEALTH RISK MAY AFFECT PROSPECTS OF LCC

     Allegations have been made that serious health risks have resulted from the use of portable mobile communications devices. Some studies have found some instances of interference with hearing aids and other medical devices caused principally by digital wireless handsets. The actual or perceived health risks of mobile communications devices could adversely affect LCC through a reduction in the number of systems deployed worldwide or a reduction in the number of sites constructed in those systems that are deployed.

CONTROL OF THE COMPANY BY RF INVESTORS


     Upon completion of the Merger and the Offering, RF Investors, a recently formed subsidiary of Telcom Ventures, L.L.C. ("Telcom Ventures"), will own all (except for a small number of shares held by the Founder Corporation, indirectly an equity holder of RF Investors) of the outstanding shares of Class B Common Stock, which will represent 93.9% of the combined voting power of both classes of Common Stock. See "Principal and Selling Stockholders." Accordingly, RF Investors and its equity holders will be able, without the approval of the Company's public stockholders, to (i) elect all of the Company's directors, (ii) amend the Company's certificate of incorporation (the "Certificate of Incorporation") with respect to most matters or effect a merger, sale of assets, or other major corporate transaction, (iii) defeat any non-negotiated takeover attempt, (iv) sell RF Investors' shares of Common Stock without participation in such sale by the Company's public stockholders, (v) determine the amount and timing of dividends paid, if any, with respect to Common Stock and (vi) otherwise control the management and operations of the Company and the outcome of virtually all matters submitted for a stockholder vote. RF Investors may also, by converting its shares of Class B Common Stock into shares of Class A Common Stock, obtain a sufficient number of shares of Class A Common Stock (64.15% of the total outstanding shares of Class A Common Stock based upon the number of shares of Class B Common Stock held by RF Investors on the date of the Offering) to determine the outcome of any vote with respect to any matter on which the holders of Class A Common Stock are entitled to vote together as a class. Dr. Rajendra and Neera Singh, who with certain Singh family trusts indirectly own 75% of Telcom Ventures (the "Singh Family Group"), are also directors or executive officers of the Company, and Mark Ein, a designee of the Carlyle Investors, who are the 25% indirect owners of Telcom Ventures, also is a director of the Company. The Telcom Ventures and RF Investors limited liability company agreements provide that, for as long as the Carlyle Investors collectively own at least 5% of the total membership interests of Telcom Ventures, Telcom Ventures shall vote any and all shares of the Company held by it, and shall cause RF Investors to vote any and all shares held by it, from time to time: (i) to elect as directors of the Company up to two persons recommended by the Carlyle Investors upon the request of the Carlyle Investors, and (ii) not to take any of the following actions without the consent of the Carlyle Investors: (a) approve any amendment to the Certificate of Incorporation or the Bylaws of the Company; (b) approve the incurrence by the Company of any debt (or the granting of security relating to the incurrence of debt) if as a result of such incurrence, the debt to equity ratio of the Company exceeds 6:1 or, if as a result of such debt incurrence, the total outstanding debt of the Company exceeds $50 million plus or minus, as the case may be, the cumulative net income or the net losses of the Company after January 1994; (c) approve any new affiliated party transactions in excess of $150,000 or modifications to existing transactions, subject to certain limited exceptions; (d) approve the appointment as independent accountants of the Company of a firm other than one of the "big six" accounting firms; or (e) approve certain events relating to the bankruptcy or insolvency of the Company. The RF Investors and Telcom Ventures limited liability company agreements provide for certain rights of the Carlyle Investors to cause the distribution to the Carlyle Investors, beginning three years after the Offering, of up to 25% of the Common Stock held by RF Investors. Such a distribution would still leave RF Investors with voting control of the Company. See "Description of Capital
Stock -- Certain Relationships Between the Founder Corporation and Carlyle Investors Affecting the Company."

RELATIONSHIP WITH TELCOM VENTURES; POTENTIAL CONFLICTS OF INTEREST


     Telcom Ventures, RF Investors' parent, is principally engaged in making investments in wireless system operators and emerging wireless technologies. Directors of Telcom Ventures and its subsidiaries who are also directors or officers of the Company have certain fiduciary obligations to each organization. Telcom Ventures and directors of Telcom Ventures and its subsidiaries who are also directors and officers of the Company are in positions involving the possibility of conflicts of interest with respect to certain transactions concerning the Company. In addition, the Company and Telcom Ventures and certain of Telcom Ventures' subsidiaries have entered and will enter into arrangements which provide for certain transactions and relationships between the parties or which otherwise affect the Company. The Company, RF Investors, Telcom Ventures, and Telcom Ventures' owners (the Founder Corporation, the Singh Family Group and the Carlyle Investors) (in each case as defined herein and collectively, the "Telcom Ventures Group") will enter into an agreement (the "Intercompany Agreement"), effective with the Offering, whereby, among other things, (i) the Singh Family Group will be limited in its ability to compete with the Company in its traditional lines of business and (ii) Telcom Ventures will be limited in its ability to invest in entities whose primary business is to compete with the Company in its traditional lines of business, in each case until the earlier of
(i) the date on which the Telcom Ventures Group no longer possesses 51% or more of the outstanding voting power of the Company or (ii) the occurrence of certain termination events specified in the Formation Agreement among the Telcom Ventures Group. Each of the Carlyle Investors (but not its affiliates) will be limited in its ability to invest in entities whose primary business is to compete with the Company in its traditional line of business (excluding the program management business) until the earlier of (i) the date on which such Carlyle Investor no longer owns, directly or indirectly, an interest in the Company or (ii) the occurrence of certain termination events specified in the Formation Agreement among the Telcom Ventures Group. The Company will be free to pursue investment opportunities on its own, but will be obligated to refer to Telcom Ventures investment opportunities prior to offering such opportunities to any other third party. If Telcom Ventures does not elect to pursue the investment opportunity within five days, LCC will be free to offer the opportunity to third parties. There can be no assurance that the Intercompany Agreement will eliminate or reduce conflicts of interest or inconsistent fiduciary obligations. See "Certain Transactions -- Corporate Opportunity" and "-- Future Transactions with Officers, Directors and Principal Stockholders."


ABSENCE OF DIVIDENDS ON COMMON STOCK

     The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future, but instead intends to retain all working capital and earnings, if any, for use in the Company's business operations and in the expansion of its business. Certain covenants in the Credit Facility prohibit the payment of cash dividends without the consent of the Lenders. See "Dividend Policy."

NEGATIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, 14,114,395 shares of Common Stock will be outstanding (assuming no exercise of the Over-Allotment Option), none of which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), other than the 5,000,000 shares of Class A Common Stock offered hereby. As of the completion of the Offering, the Company's existing stockholders will continue to own an aggregate of 9,114,395 shares of Common Stock, assuming no exercise of the Over-Allotment Option. All of such shares of Common Stock are deemed to be "restricted securities" as that term is defined in Rule 144, promulgated under the Securities Act.

     In general, under Rule 144, a person (or persons whose shares are aggregated with shares held by another person) who is not an affiliate of the Company and who has satisfied a two-year holding period may, under certain circumstances, sell within any three-month period a number of restricted securities which does not exceed the greater of one percent of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the notice of sale required by Rule 144. In addition, Rule 144 permits, under certain circumstances, the sale of restricted securities, without any quantity limitations, by a person who is not an affiliate of the Company and who has satisfied a three-year holding period. Under Rule 144, RF Investors, the Founder Corporation and TC Group (defined below) may be deemed, at the time of the Offering, to have held the Common Stock owned by them for more than two years and, accordingly, each may be able to commence public sale of any of its Common Stock pursuant to Rule 144 beginning 90 days after the Offering, except as provided by its "lock-up" agreement with the Underwriters described below. MCI may be able, at the time of the MCI Conversion (anticipated to be in August
1997), to commence public sale pursuant to Rule 144 of the Common Stock received by MCI.


     The Selling Stockholder, the Founder Corporation, TC Group and executive officers and directors of the Company have agreed not to, directly or indirectly, offer, sell, transfer, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of Common Stock or cause to be filed with the Commission a registration statement with respect thereto, for a period of 180 days after the date of this Prospectus without prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), notwithstanding any Rule 144 exemption which may be available to such person. Pursuant to such "lock-up" arrangements, which may be terminated earlier at the discretion of DLJ, commencing 180 days after the date of this Prospectus there may be 9,114,395 restricted shares of Common Stock available for sale pursuant to Rule 144. The Company intends to file a registration statement under the Securities Act with respect to the approximately 3,894,000 shares of Common Stock available upon exercise of options under the Employee Plan, the Employee Stock Purchase Plan and the Company's 1996 Directors Stock Option Plan. Finally, RF Investors has and, upon the exchange of the MCI Notes for Class A Common Stock, MCI will have certain "demand" rights to require the Company to register their Class A Common Stock for sale and to register shares on a "piggyback" basis in connection with most registered public offerings of securities of the Company. RF Investors and MCI are or will be entitled to registration rights that would, among other things, permit each of RF Investors and MCI to submit three demand registration requests to the Company. Generally, the Company will be required to use "best efforts" to file a registration statement with the Securities and Exchange Commission (the "Commission") within 90 days of receiving such a request. However, once a year, the Company may defer a demand registration request for a period of up to 90 days if the Board of Directors makes a good faith determination that it would be "seriously detrimental" to the Company to file a registration statement within the time period otherwise required. Any sales of such securities by stockholders pursuant to Rule 144 or pursuant to a registration statement may have an adverse effect on the market price of the Class A Common Stock and on the ability of the Company to obtain additional equity financing. See "Shares Eligible For Future Sale," "Principal and Selling Stockholder" and "Certain
Transactions -- Registration Rights."

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BY-LAWS AND THE CREDIT FACILITY

     The Certificate of Incorporation and the Company's Bylaws (the "Bylaws") include provisions that may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company. In addition, the Board of Directors has the authority to fix the rights and preferences of and issue shares of preferred stock, which may have the effect of delaying or preventing a change in control of the Company without action by the stockholders. See "Description of Capital Stock -- Preferred Stock" and
"-- Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors."

     In addition, there are various provisions in the Credit Facility that may have the effect of discouraging non-negotiated takeover attempts of the Company. In particular, the Credit Facility provides for an event of default if the Company, without the prior written consent of the Lenders (i) sells, leases, assigns, transfers or otherwise disposes of any of its assets, other than in the ordinary course of business and in other limited circumstances or (ii) merges with another corporation other than a wholly-owned subsidiary. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity, Capital Resources and Other Financial Data."

INCURRENCE OF SUBSTANTIAL DILUTION

     Investors participating in this Offering will incur immediate and substantial dilution of approximately $13.93 per share in the pro forma net tangible book value per share of the Class A Common Stock from the assumed initial public offering price. See "Dilution."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the stock of the Company and there can be no assurance that an active public market will develop or be sustained after the Offering. The Offering price was determined by negotiations among the Company, the Selling Stockholder and DLJ, Alex. Brown & Sons Incorporated and Oppenheimer & Co., Inc., acting as representatives for the Underwriters (the "Representatives"). See "Underwriting." Factors such as the announcement of the introduction of new products or services by the Company or its competitors, the award or termination of significant customer contracts, quarter to quarter variations in the Company's operating results and changes in earnings estimates by analysts, as well as market conditions in the technology and emerging growth company sectors may have a significant impact on the market price of the Class A Common Stock. Further, the stock market has on occasion experienced extreme price and volume fluctuations, which have particularly affected market prices of the equity securities of many technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may materially and adversely affect the market price of the Class A Common Stock.

                                  THE COMPANY

     The Company's business commenced in 1983 in a corporation named LCC, Incorporated (presently named Cherrywood Holdings, Inc.), a Kansas corporation organized in 1983 and wholly owned by Dr. Rajendra and Neera Singh and other members of the Singh Family Group (the "Founder Corporation"). The business was transferred by the Founder Corporation to Telcom Ventures for a 75% interest in Telcom Ventures in January 1994, at which time the Carlyle Investors acquired a 25% interest in Telcom Ventures in consideration of a cash contribution. Telcom Ventures then formed the Limited Liability Company and transferred the business to the Limited Liability Company in exchange for a 99% interest in the Limited Liability Company. The Founder Corporation and TC Group, L.L.C., an affiliate of the Carlyle Investors ("TC Group"), received direct interests of 0.75% and 0.25%, respectively, in the Limited Liability Company. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity, Capital Resources and Other Financial Data -- Capital Raised to Date" and Note 2 to the Consolidated Financial Statements.

     In preparation for the Offering, LCC International will become the corporate successor to the Limited Liability Company. Immediately prior to the closing of the Offering, the Limited Liability Company will reorganize into corporate form by merging with and into LCC International, which until that time will have minimal assets and liabilities. See "The Merger."

     The Company's executive offices are located at 2300 Clarendon Boulevard, Suite 800, Arlington, VA 22201, and its telephone number is 703-351-6666.

                                   THE MERGER

     Immediately prior to the consummation of the Offering, the Limited Liability Company will be merged with and into LCC International. LCC International will be the surviving company in the Merger, and the separate existence of the Limited Liability Company will cease. As a result of the Merger, LCC International will own all of the assets and rights and be subject to all of the obligations and liabilities of the Limited Liability Company, including those under the Credit Facility and the MCI notes. Because the Merger is intended to qualify as tax-free under Section 351 of the Code, the tax basis of the assets held by LCC International after the Merger will be the same as the tax basis of the assets held by the Limited Liability Company immediately before the Merger, and LCC International will add to its holding period for certain assets the period for which the Limited Liability Company held such assets.

     In connection with the Merger, 11,250,751 shares of Class B Common Stock will be issued to RF Investors, 85,233 shares of Class B Common Stock will be issued to the Founder Corporation and 28,411 shares of Class A Common Stock will be issued to TC Group. Immediately prior to the Merger, Telcom Ventures will transfer its membership interest in the Limited Liability Company to RF Investors in return for a membership interest in RF Investors of 99% (the remaining membership interests of 0.75% and 0.25% will be held directly by the Founder Corporation and TC Group, respectively). It is presently intended that subsequent to the Offering, the Founder Corporation and TC Group will contribute their shares of Common Stock to RF Investors. As a result of the Merger, RF Investors and the Founder Corporation will own Class B Common Stock which will represent upon consummation of the Offering 94.8% of the combined voting power of both classes of Common Stock. See "Risk Factors -- Control of the Company by RF Investors" and "Description of Capital Stock."

     Pursuant to the Merger, LCC International will be required to indemnify Telcom Ventures, RF Investors, the Founder Corporation, the Carlyle Investors and TC Group against obligations and liabilities associated with the Limited Liability Company's operations. LCC International will bear all of the costs incurred by the Limited Liability Company and such entities, including transfer taxes and related fees, in connection with the Merger.

               THE MCI NOTES, MCI NOTE ASSUMPTION, MCI CONVERSION

     In June 1994 the Limited Liability Company and Telcom Ventures entered into a Note Purchase Agreement with a then unrelated third party, MCI, which provided for the issuance of a $20 million subordinated note by the Limited Liability Company (the "LCC Note") and of a $30 million subordinated note by Telcom Ventures (the "Telcom Ventures Note") to MCI in return for cash in such amounts. When MCI entered into this transaction, it advised the Company that MCI intended the transaction to facilitate its plans, at that time, to acquire licenses to build-out and operate a national PCS system. In connection therewith, it was contemplated that MCI would utilize the services and products of a separate division of the Company. MCI has not pursued acquisition of licenses for a national PCS network, has not entered into any service arrangements with the Company and, as a result, MCI's role regarding the Limited Liability Company has been limited to that of a passive financial investor.

     The LCC Note and the Telcom Ventures Note (collectively, the "Exchangeable Notes") are both due June 28, 2000 and bear interest at a rate equal to the higher of 6.8% per annum, payable semiannually, or an amount which approximates the return had they converted into a membership interest in the Limited Liability Company from the date when the Exchangeable Notes were issued. Immediately prior to the Merger, the Telcom Ventures Note will be assumed by the Limited Liability Company (the "MCI Note Assumption"), and the $30 million principal repayment obligation and interest thereon will become the sole obligation of the Limited Liability Company and, following the Merger, the sole obligation of the Company.

     The Exchangeable Notes are exchangeable at certain specified times, including during the 45 day period commencing on June 27, 1997 (MCI exchange right), the 45 day period commencing on August 27, 1997 (Company exchange right), and the same respective periods in 1998 and 1999, and including upon certain extraordinary events, such as merger or sale of all assets of the Company, tender offer for more than 25% of the Common Stock or distribution of assets representing 5% or more of the total assets of the Company. Any exchange of one note must include the exchange of the other note. The Company presently intends to exercise its exchange option in August 1997 to cause the Exchangeable Notes to be exchanged into 2,841,099 shares of Class A Common Stock (such exchange is herein referred to as the "MCI Conversion"). The Company has granted MCI registration rights which will be exercisable following the MCI Conversion. See "Certain Transactions -- Registration Rights."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $34.8 million, assuming a public offering price of $14.00 per share (approximately $40.2 million if the Over-Allotment Option is exercised in full), after deducting the estimated underwriting discount and estimated transaction fees and expenses payable by the Company. The net proceeds of the Offering will be used (i) to repay entirely the amount outstanding under the Credit Facility (approximately $20 million), (ii) to advance $3.5 million to Telcom Ventures to assist Telcom Ventures in paying certain taxes due in connection with the MCI Note Assumption (the "Telcom Tax Advance"), and (iii) for strategic financing or investments in customers and equipment vendors, acquisitions of companies with complementary products and services, and working capital and general corporate purposes.


     The terms of the Credit Facility, which (following an amendment to the Credit Facility) will continue in place after the Offering and the application of net proceeds therefrom, are described below in more detail under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Other Financial Data." Following such amendment, the terms of the Credit Facility will be as follows. The maximum amount that the Company may borrow under the Credit Facility is $20 million, which borrowing shall be in the form of revolving loans and letters of credit. Interest under the Credit Facility accrues at the Company's election (subject to certain restrictions and limitations contained in the Credit Agreement), at either (i) a variable rate (the "Variable Rate") equal to the higher of (a) the Federal Funds Rate plus 0.50%, and (b) the announced prime commercial lending rate of Chase, or (ii) a fixed rate (the "Fixed Rate") for a designated period of time (1, 2, 3 or 6 months) equal to the rate at which U.S. dollar deposits are offered to leading banks in the London interbank market plus 1.25%. The revolving loan commitment expires in September 1999. Subject to certain restrictions on the minimum permitted amount of any prepayment and the requirement that certain notices of prepayment be given to Chase, the principal of the revolving loans is prepayable without penalty or premium, so long as the Lenders are compensated for losses, costs and expenses attributable to any prepayment of any loan accruing interest at the Fixed Rate on a date other than the last day of the applicable interest period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Other Financial Data -- Existing Indebtedness."



     The Telcom Tax Advance will be repayable over five years, with equal annual principal payments over the term of the loan. Interest will accrue at the rate of LIBOR plus 1.75% and be payable annually. Such loan will be senior indebtedness of Telcom Ventures. Upon the sale by Telcom Ventures or any of its affiliates (defined as each entity controlling, controlled by or under common control with, Telcom Ventures, each natural person that controls Telcom Ventures and each member of Telcom Ventures as of the date of the loan) of shares of Common Stock resulting in Telcom Ventures and such affiliates, in the aggregate, owning less than 25% of the outstanding Common Stock, the Company may declare the loan to be immediately due and payable. See "Certain
Transactions -- Advances to and from Telcom Ventures and Related Parties."


     The Company periodically reviews acquisition and strategic investment opportunities that are related to the Company's business and believes that it is desirable to have funds on hand so as to be able to make acquisitions and strategic investments promptly. As of the date of this Prospectus, the Company has no specific agreements, understandings, commitments, or arrangements with regard to any particular future acquisition or strategic investment, and no assurances can be given that the Company will be able to consummate any acquisitions or strategic investments or that, if consummated, such acquisitions would be on terms that are favorable to the Company.

     The Company's proposed use of proceeds is subject to changes in general, economic and competitive conditions, timing and management discretion, each of which may change the amount of proceeds expended for the purposes intended. The proposed application of proceeds is also subject to changes in market conditions and the Company's financial condition in general.

     Pending such uses, the net proceeds will be invested in short-term investment grade, interest bearing obligations. The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholder.

                                DIVIDEND POLICY

     The Company does not anticipate paying dividends on the Common Stock, cash or otherwise, in the foreseeable future. In addition, the Credit Facility prohibits the payment of dividends by the Company without consent of the Lenders. Future dividends, if any, will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                    DILUTION

     The pro forma net tangible book value of the Company on June 30, 1996 (determined as if the Merger and MCI Note Assumption but not the Offering had occurred on June 30, 1996), was $(30.3) million, or a pro forma per share amount of approximately $(2.66). Pro forma net tangible book value per share represents the amount of total tangible assets less the amount of total liabilities divided by the total number of pro forma shares of Common Stock outstanding. After giving effect to the receipt of approximately $34.8 million of estimated net proceeds of the sale by the Company of 2.75 million shares of Class A Common Stock pursuant to the Offering and the Telcom Tax Advance of $3.5 million, the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $1.0 million or $.07 per share. This change represents an immediate increase in pro forma net tangible book value of $2.73 per share to the existing stockholders and an immediate dilution of $13.93 per share to new investors purchasing shares of Class A Common Stock in the Offering. The following table illustrates the substantial and immediate dilution to new investors:

    Assumed Offering price per share...................................             $14.00
      Pro forma net tangible book value per share before Offering......  $(2.66)
      Increase per share attributable to new investors(1)..............    2.73
                                                                         ------
    Pro forma net tangible book value per share after Offering(1)......               0.07
                                                                                    ------
    Dilution per share to new investors(2)(3)..........................             $13.93
                                                                                    ======

- ---------------

(1) After deducting underwriting discounts, and estimated transaction fees and expenses of $1.0 million, to be paid by the Company in connection with the Offering.

(2) Dilution is determined by adding net tangible book value per share after the Offering to the amount assumed paid by a new investor for a share of Class A Common Stock.

(3) Assuming the Over-Allotment Option is exercised in full, pro forma net tangible book value of the Company after the Offering would be $0.44 per share and the immediate dilution to new investors would be $13.56 per share.

     The following table summarizes the difference between existing stockholders (determined as if the Merger had occurred on June 30, 1996) and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company by the purchasers of shares of Class A Common Stock in the Offering and by the existing stockholders, and the average price paid per share on an as-adjusted basis.

                                        SHARES PURCHASED           TOTAL CONSIDERATION
                                    ------------------------    -------------------------    AVERAGE PRICE
                                      NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      PER SHARE
New Investors.....................   2,750,000        19.5%     $38,500,000        78.7%        $ 14.00
Existing Stockholders(1)..........  11,364,395        80.5       10,423,000        21.3            0.92
                                    ----------       -----      -----------       -----
          Total...................  14,114,395(2)    100.0%     $48,923,000       100.0%
                                    ==========       =====      ===========       =====

- ---------------

(1) The existing stockholders are RF Investors, the Founder Corporation and TC Group. See "Principal and Selling Stockholders." Other than 10 shares of Class A Common Stock purchased in connection with the formation of LCC International, the Common Stock reflected in this table as being owned by the existing stockholders will be issued to them in the Merger. See "The Merger." The above table does not include the shares issuable upon the MCI Conversion. See "The MCI Notes, MCI Note Assumption, MCI Conversion."


(2) Does not include 412,500 shares of Class A Common Stock issuable upon exercise of the Over-Allotment Option that the Underwriters have the option to purchase from the Company to cover over-allotments, if any, or 3,979,000 shares of Class A Common Stock and Class B Common Stock reserved or to be reserved for issuance under the Company's stock option, directors' or stock purchase plans or for options granted to the Carlyle Option Designees. See "Underwriting" and "Management -- Stock Plans."

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996 (i) the combined capitalization of LCC International and the Limited Liability Company and (ii) the pro forma combined capitalization of the Company as adjusted for the Merger, the MCI Note Assumption and the Offering, including the application of $20 million of the estimated net proceeds of the Offering to pay off amounts outstanding under the Credit Facility. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                        AS OF JUNE 30, 1996
                                                              ----------------------------------------
                                                              ACTUAL(1)    ADJUSTMENTS     PRO FORMA
                                                                           (IN THOUSANDS)
Short-term debt, including current installments of long-term
  debt(2)...................................................   $20,000      $ (20,000)(3)   $     --
                                                               =======       ========        =======
Long-term debt:
  Convertible Subordinated Debt.............................   $20,000      $  30,000(4)    $ 50,000
                                                               -------       --------        -------
          Total long-term debt..............................    20,000         30,000         50,000
                                                               -------       --------        -------
Limited Liability Company equity............................    (2,134)         2,134(5)          --
                                                               -------       --------        -------
Stockholders' equity:
  Class A Common Stock, $0.01 par value:
     70,000,000 shares authorized; -0- and 5,028,411 shares
     issued and outstanding, respectively...................        --             50(6)          50
  Class B Common Stock, $0.01 par value:
     20,000,000 shares authorized; -0- and 9,085,984 shares
     issued and outstanding, respectively...................        --             91(6)          91
  Preferred Stock:
     10,000,000 shares authorized; -0- shares issued and
     outstanding............................................        --                            --
  Paid-in capital...........................................        --          1,164(6)       1,164
  Retained earnings.........................................        --          4,206(7)       4,206
                                                               -------       --------        -------
  Total stockholders' equity................................        --          5,511          5,511
                                                               -------       --------        -------
Total capitalization........................................   $17,866      $  37,645       $ 55,511
                                                               =======       ========        =======

- ---------------

(1) Combined capitalization of LCC International and the Limited Liability Company as of June 30, 1996.

(2) Represents amounts outstanding under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity, Capital Resources and Other Financial
    Data -- Existing Indebtedness."

(3) Reflects the application of $20 million of the estimated net proceeds of the Offering to pay off amounts outstanding under the Credit Facility.

(4) Reflects MCI Note Assumption.

(5) Reflects elimination of Limited Liability Company equity upon the Merger and conversion to Subchapter C corporation.

(6) Represents allocation of estimated proceeds from the Offering of $34.805 million, the Merger, the MCI Note Assumption, and the Telcom Tax Advance of $3.5 million.

(7) Includes non-recurring payment of compensation expense of $0.9 million (net of applicable taxes) resulting from the dividend to Telcom Ventures of the note receivable from Telcom Ventures held by the Company. See "Managements' Discussion and Analysis of Financial Condition and Results of
    Operations -- Liquidity, Capital Resources and Other Financial Data -- Cash Flows." Also includes a non-recurring deferred tax benefit from conversion from a limited liability company to a Subchapter C corporation for income tax purposes, estimated to be approximately $6.9 million, and Limited Liability Company equity of $(2.134) million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Set forth below are (i) selected consolidated financial data as of and for the five years ended December 31, 1991 through 1995, which data have been derived from the Company's Consolidated Financial Statements that have been audited by KPMG Peat Marwick LLP, (ii) selected financial data for the six months ended June 30, 1995 and 1996, which data have been derived from the Company's unaudited financial statements, and (iii) selected pro forma consolidated summary of operations data for the year ended December 31, 1995 and the six months ended June 30, 1996, and selected pro forma consolidated balance sheet data as of June 30, 1996, which data give effect to the Merger, the MCI Note Assumption and the Offering (including the application of $20 million of the estimated net proceeds of the Offering to pay entirely the amount outstanding under the Credit Facility and the Telcom Tax Advance) as if each had occurred as of the beginning of the respective pro forma periods. In the opinion of the Company, the unaudited data for the six month periods include all adjustments necessary for a fair presentation of such information. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be achieved for any interim periods during the year ending December 31, 1996 or any future periods. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.


                                                                                                      SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                                         JUNE 30,
                   ---------------------------------------------------------------------   --------------------------------------
                    1991      1992      1993      1994       1995            1995           1995      1996            1996

                                                                      PRO FORMA(1)(2)(3)                       PRO FORMA(1)(2)(3)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED
  STATEMENTS OF
  OPERATIONS
  DATA:
Revenues:
  Service
    revenues.....  $25,872   $31,053   $30,712   $41,063   $ 64,016        $ 64,016        $29,249   $39,281        $ 39,281
  Product
    revenues.....   14,435    23,279    29,595    34,992     40,445          40,445         17,311    21,083          21,083
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
    Total
      revenues...   40,307    54,332    60,307    76,055    104,461         104,461         46,560    60,364          60,364
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Cost of revenues:
  Cost of service
    revenues.....   20,466    21,352    21,087    29,185     45,682          45,682         21,431    26,103          26,103
  Cost of product
    revenues.....    9,046    10,565    16,026    21,299     25,455          25,455         11,550    14,719          14,719
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
    Total cost of
      revenues...   29,512    31,917    37,113    50,484     71,137          71,137         32,981    40,822          40,822
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Gross profit.....   10,795    22,415    23,194    25,571     33,324          33,324         13,579    19,542          19,542
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Operating
  expenses:
  Sales and
    marketing....      776     2,372     4,146     4,987      5,823           5,823          2,934     3,041           3,041
  General and
administrative...    5,156     5,013     5,799     8,802     10,108          10,108          4,977     5,965           5,965
  Non-cash
  compensation...       --        --        --     3,255      4,646           4,646          2,372     3,599           3,599
  Depreciation
    and
  amortization...    1,511     1,706     1,838     2,020      3,699           3,699          1,351     2,522           2,522
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
    Total
      operating
      expenses...    7,443     9,091    11,783    19,064     24,276          24,276         11,634    15,127          15,127
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Operating
  income.........    3,352    13,324    11,411     6,507      9,048           9,048          1,945     4,415           4,415
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Other income
  (expense):
  Interest,
    net..........      614       184       146      (221)    (2,193)         (3,269)          (640)   (1,295)         (1,382)
  Other..........      231       625      (231)      721      1,027           1,027            195     1,670           1,670
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
    Total other
      income
      (expense)..      845       809       (85)      500     (1,166)         (2,242)          (445)      375             288
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Income before
  income taxes...    4,197    14,133    11,326     7,007      7,882           6,806          1,500     4,790           4,703
Provision for
  income taxes...      337       528       829     2,037      3,142           2,722            758     1,769           1,881
                   -------   -------   -------   -------    -------         -------        -------   -------         -------
Net income.......  $ 3,860   $13,605   $10,497   $ 4,970   $  4,740        $  4,084        $   742   $ 3,021        $  2,822
                   =======   =======   =======   =======    =======         =======        =======   =======         =======
PRO FORMA DATA:
Pro forma net
  income.........                                          $  4,729(5)      $ 4,084                 $  2,874(5)      $ 2,822
                                                            =======         =======                  =======         =======
Pro forma net
  income per
  share..........                                          $   0.36(5)      $  0.34                 $   0.21(5)      $  0.21
                                                            =======         =======                  =======         =======
OTHER DATA:
EBITDA(4)........  $ 4,863   $15,030   $13,249   $ 8,527   $ 12,747                        $ 3,296   $ 6,937
Capital
  Expenditures...    2,455     1,625     1,882     2,403      4,222                          2,382     1,437

                                                                     YEAR ENDED DECEMBER 31,                    AT JUNE 30,
                                                         -----------------------------------------------   ----------------------
                                                          1991      1992      1993      1994      1995      1996         1996
                                                                                      (IN THOUSANDS)                 PRO FORMA(1)
CONSOLIDATED BALANCE SHEET DATA:
Cash...................................................  $ 4,317   $ 9,369   $ 9,170   $18,469   $ 6,571   $ 5,431     $ 16,660
Working capital........................................    7,674     5,020     4,682    31,503    17,649     6,947       40,892
Property, plant, and equipment, net....................    3,949     3,861     3,905     4,019     5,440     5,340        5,340
Licenses and other intangibles, net....................        0         0         0     1,797     3,745     4,486        4,486
Total assets...........................................   19,717    21,211    55,417    58,586    62,041    80,681       98,810
Total debt.............................................      302        43    30,442    20,000    30,000    40,000       50,000
Equity (deficit).......................................    9,857     9,431    12,270    13,938      (244)   (2,134)       5,511(6)

- ---------------

(1) Adjusted to reflect the pro forma effects, as applicable, of the Offering (including the application of estimated net proceeds of the Offering to repay amounts outstanding under the Credit Facility and related interest expense), the Telcom Tax Advance of $3.5 million, the MCI Note Assumption and related interest expense, and the Merger (assuming such offering, advance, assumption and merger occurred on January 1, 1995, except for consolidated balance sheet data, which assumes such transactions occurred on June 30, 1996).

(2) In connection with the Offering and the Merger, the Company will be converting to a Subchapter C corporation under the Code. Prior to conversion, the Company has been a limited liability company for Federal and certain state income tax purposes. As such, income of the Company was taxable to the individual members rather than to the Company. Accordingly, the provision for income taxes for the years ended December 31, 1991 to 1995, and the six months ended June 30, 1995 and 1996 represents state income taxes on earned income in those states that do not recognize the flow-through nature of the limited liability company and foreign taxes. Pro forma net income is net of a provision for income taxes as if the Company were a Subchapter C corporation at an assumed effective income tax rate of approximately 40%. The amount of the pro forma provision for income taxes is $2,722,000 and $1,881,000 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

(3) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of common shares and common share equivalents outstanding. The amount of the weighted average shares used in the computation of pro forma net income per share is 18.25 million.

(4) EBITDA represents earnings before interest income, interest expense, other income, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for periods, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Company's Consolidated Statements of Cash Flows in the Company's Consolidated Financial Statements contained elsewhere in this Prospectus.


(5) Pro forma net income has been adjusted to reflect the pro forma effects of the conversion of the Company to a Subchapter C corporation (see (2) above). The amount of the pro forma provision for income taxes is $3,153,000 and $1,916,000 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. Weighted average shares used in the computation of pro forma net income per share is 15.5 million.


(6) Includes non-recurring payment of compensation expense of $0.9 million (net of applicable taxes) from the dividend to Telcom Ventures of the note receivable from Telcom Ventures held by the Company. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and other Financial Data -- Cash Flows." Also includes a non-recurring deferred tax benefit from conversion from a limited liability company to a Subchapter C corporation for income tax purposes, estimated to be approximately $6.9 million, the MCI Note Assumption, the Offering and the Telcom Tax Advance of $3.5 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     LCC is one of the world's largest independent providers of RF engineering and network design services and products to the wireless telecommunications industry. The Company has provided these services, along with related proprietary software tools and field measurement and analysis equipment, to operators of more than 200 wireless systems in more than 40 countries.

     The Company's revenues are generated through contracts for RF engineering and program management services, licenses of the Company's software products and sales of the Company's field measurement and analysis products. LCC provides engineering services on a contract basis, usually in a customized plan for each client. The Company generally charges for engineering services on a time and materials basis, although Phase 1 services or other projects of short duration may involve a fixed price or success fee. The Company generally provides program management services on a time and materials basis; such contracts often have ceilings on cost per cell site. The Company's revenues also include reimbursement for expenses, including the living expenses of engineers on customer sites (approximately 15% of revenues from RF engineering services for 1995). The software tools used by LCC's engineers, which are used as part of the customer's system after completion of the project pursuant to a license, are recorded as product, not service revenues. Revenues from software tools are earned under license arrangements, which in the U.S. often consist of an annual fee per workstation or per cell site and which are for a fixed term that requires renewal by the customer to retain the software. The Company charges an up-front fee in many cases outside the U.S. where customers are not accustomed to paying annual licensing fees for software. A portion of the revenues from licensing software to customers, apart from those associated with engineering services contracts, consists of upgrades or additional software modules developed by the Company following the initial licensing. Revenues from field measurement and analysis equipment consist primarily of one-time payments, although there are some periodic rental payments and there may be additional charges for equipment maintenance and upgrades.

     Service revenue consists of revenues from engineering services (approximately 56.3% of 1995 revenues) and program management services (approximately 5.0% of 1995 revenues), which the Company commenced providing in 1995. Product revenue consists of revenue from software tools (approximately 18.5% of 1995 revenues) and revenue from field measurement and analysis products (approximately 20.2% of 1995 revenues). The Company derives a significant proportion of its revenues from its international customers (approximately 39% in 1995). Since almost all of the Company's contracts are denominated in U.S. dollars, the Company generally does not maintain currency hedge agreements.

     Cost of revenues consists of costs associated with engineering design services and program management services as well as costs associated with the production and design of field measurement and analysis equipment, licensing of software and related maintenance costs. Sales and marketing expenses consist of salaries, sales commissions, travel and other expenses required to implement the Company's marketing, sales and customer support plans. General and administrative expenses consist of the compensation, finance, information systems, professional services, office and occupancy costs required to manage the Company's business. Non-cash compensation consists of awards under a program for key executives adopted in 1994. Such plan is accounted for as a variable plan and, therefore, to the extent that the deemed fair market value of the Company increases, compensation expense will increase accordingly. It is anticipated that, in connection with the Offering, the Company will grant options to replace the awards granted under this plan. It is expected that such options will be granted with exercise prices substantially below the initial public offering price. See "Management -- Stock Plans."

     The key drivers of LCC's growth have historically been (i) the issuances of new or additional wireless telecommunications licenses by governmental authorities to wireless operators, (ii) increases in the number of cell sites operated and the number of subscribers served by wireless network operators,
(iii) the introduction of new services or technologies, (iv) the increasing complexity of the systems deployed by wireless network operations and (v) the expansion and optimization of existing systems by wireless network operators. To keep pace with the subscriber growth currently anticipated by most industry analysts, LCC expects that there will continue to be significant investment by network system operators over the next few years in design services, software tools and field measurement and analysis equipment. The Company expects that as system build-out is completed and areas (particularly in the U.S.) begin to have multiple network operators, the demand for RF engineering services will change. See "Business -- The LCC Strategy Offer and Develop New Types of Services and Products -- Phase 4 System Efficiency Services and Products." From 1991 to 1995, the average operating gross margins of the Company were approximately 34.4% of total revenue and the compound annual growth rate of its operating gross profit was approximately 33.0%. Gross profits as a percent of total revenues generally declined from 1993 through December 31, 1995 due to the factors described below. There can be no assurance as to the effect of market changes impacting the Company. See "Risk Factors -- Changes Adversely Impacting Demand for the Company's Products and Services" and "-- Risks From Competition."


RESULTS OF OPERATIONS

     The following table sets forth certain items as a percentage of revenue from the Company's audited consolidated statements of operations for the years ended December 31, 1993, 1994, and 1995 and the unaudited statements for the six months ended June 30, 1995 and 1996.

                                                                                     SIX MONTHS
                                                     YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
Revenues:
  Service revenues..................................  50.9%     54.0%     61.3%     62.8%     65.1%
  Product revenues..................................  49.1      46.0      38.7      37.2      34.9
                                                     -----     -----     -----     -----     -----
          Total revenues............................ 100.0     100.0     100.0     100.0     100.0
Cost of revenues....................................  61.5      66.4      68.1      70.8      67.6
                                                     -----     -----     -----     -----     -----
Gross profit........................................  38.5      33.6      31.9      29.2      32.4
                                                     -----     -----     -----     -----     -----
Operating expenses:
  Sales and marketing...............................   6.9       6.6       5.6       6.3       5.0
  General and administrative........................   9.6      11.6       9.7      10.7       9.9
  Non-cash compensation.............................   0.0       4.3       4.4       5.1       6.0
  Depreciation and amortization.....................   3.1       2.6       3.5       2.9       4.2
                                                     -----     -----     -----     -----     -----
          Total operating expenses..................  19.6      25.1      23.2      25.0      25.1
                                                     -----     -----     -----     -----     -----
Operating income:...................................  18.9       8.5       8.7       4.2       7.3
                                                     -----     -----     -----     -----     -----
Other income (expense):
  Interest income...................................   0.4       0.7       0.6       0.8       0.5
  Interest expense..................................  (0.1)     (0.9)     (2.7)     (2.2)     (2.7)
  Other.............................................  (0.4)      0.9       0.9       0.4       2.8
                                                     -----     -----     -----     -----     -----
          Total other income (expense)..............  (0.1)      0.7      (1.2)     (1.0)      0.6
                                                     -----     -----     -----     -----     -----
Income before income taxes..........................  18.8       9.2       7.5       3.2       7.9
Provision for income taxes..........................   1.4       2.7       3.0       1.6       2.9
                                                     -----     -----     -----     -----     -----
Net income..........................................  17.4%      6.5%      4.5%      1.6%      5.0%
                                                     =====     =====     =====     =====     =====

  SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Revenues. Revenues for the six months ended June 30, 1996 were approximately $60.4 million compared to approximately $46.6 million for the six months ended June 30, 1995, an increase of approximately $13.8 million or 29.6%. Service revenues were approximately $39.3 million compared to approximately $29.2 million for the comparable six months of the prior year, an increase of approximately $10.1 million or 34.3%. The increase was due to new demand for engineering design services from the PCS market and revenues generated by the program management division, which commenced operations in 1995. Product revenues for the six months ended June 30, 1996 were approximately $21.1 million compared to approximately

$17.3 million for the comparable six months of the prior year, an increase of approximately $3.8 million or 21.8%. The increase was due primarily to growth in hardware sales, which increased approximately $2.3 million or 25.7% between years.

     Cost of Revenues and Gross Profit. Cost of revenues was approximately $40.8 million for the six months ended June 30, 1996 compared to approximately $33.0 million for the six months ended June 30, 1995, an increase of approximately $7.8 million or 23.8%. As a percentage of total revenues, cost of revenues was 67.6% and 70.8% for the six months ended June 30, 1996 and the six months ended June 30, 1995, respectively. Gross profit was approximately $19.5 million for the first six months of 1996 compared to approximately $13.6 million for the comparable period of the prior year, an increase of approximately $5.9 million or 43.9%. As a percentage of total revenues, gross profit was 32.4% and 29.2% for the six months ended June 30, 1996 and 1995, respectively. The approximately $5.9 million increase in gross profit largely resulted from corresponding revenue growth. The increase in cost of revenues was due, in part, to the Company's build-up of engineering and related staff to serve the PCS market, particularly in the program management division.

     Sales and Marketing. Sales and marketing expenses were approximately $3.0 million for the six months ended June 30, 1996 compared to approximately $2.9 million for the six months ended June 30, 1995, an increase of approximately $0.1 million or 3.6%. As a percentage of total revenues, sales and marketing expenses decreased to 5.0% for the first six months of 1996 compared to 6.3% for the comparable period of 1995 primarily as a result of a reduction in labor costs.

     General and Administrative. General and administrative expenses were approximately $6.0 million for for the first six months of 1996 compared to $5.0 million for the first six months of 1995, an increase of approximately $1.0 million or 19.9%. The increase was primarily the result of an increase in the allowance for doubtful accounts due to increasing revenues. As a percentage of total revenues, general and administrative expenses were 9.9% and 10.7% for the six months ended June 30, 1996 and 1995, respectively, as the increase in revenues outpaced growth in general and administrative expenses.

     Non-Cash Compensation. Non-cash compensation increased to approximately $3.6 million for the six months ended June 30, 1996, from approximately $2.4 million for the six months ended June 30, 1995, an increase of approximately $1.2 million or 51.7%. The increase is the result of the vesting of certain portions of the award of non-cash compensation under the LLC Membership Plan and an increase in the deemed fair market value of the Company.

     Net Income. Net income was approximately $3.0 million for the six months ended June 30, 1996 compared to approximately $0.7 million for the six months ended June 30, 1995, an increase of approximately $2.3 million or 307.1%. The increase was the result of an increase in gross profit from corresponding revenue growth, and an increase in other income due to the sale of the Company's 50% interest in Telemate, S.A. for approximately $3.8 million offset by an increase in general and administrative expenses, non-cash compensation, depreciation and amortization expenses, interest expense and income taxes. Depreciation and amortization expense increased approximately $1.2 million the first six months of 1996 to approximately $2.5 million as a result of the increased amount of amortization of capitalized software development costs. Interest expense increased approximately $0.6 million for the first six months of 1996 to approximately $1.6 million primarily as a result of borrowings under a Note Purchase Agreement dated as of May 30, 1995 between Nomura Holding America, Inc. ("Nomura") and the Company (the "Nomura Facility") and costs associated with the purchase of the Nomura Facility by Chase. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity, Capital Resources and Other Financial Data -- Existing Indebtedness." Income taxes increased approximately $1.0 million, or 133.4%, to approximately $1.8 million for the six months ended June 30, 1996 primarily as a result of revenue growth.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues for 1995 were approximately $104.5 million versus approximately $76.1 million for 1994, an increase of approximately $28.4 million or 37.3%. Service revenues were approximately $64.0 million in 1995 versus approximately $41.1 million in 1994, an increase of approximately $22.9 million or 55.9%. The increase in service revenues was primarily due to new business in the PCS market combined with an increase in revenues from domestic cellular and ESMR operators. Further, the program management division commenced operations in 1995 and had revenues of approximately $5.2 million. Product revenues were approximately $40.5 million for 1995 compared to approximately $35.0 million for 1994, an increase of approximately $5.5 million or 15.6%. An increase in software licensing revenue was offset by a slight decline in field measurement and analysis product sales. The increase in software licensing revenue was largely due to increased international revenues. The Company experienced a stagnant demand for its field measurement and analysis products during 1994 (reflected in revenues from field measurement and analysis products for 1995) when it devoted its resources to enhancing its own field measurement and analysis product development capabilities rather than developing new products.

     Cost of Revenues and Gross Profit. Cost of revenues increased to approximately $71.1 million for 1995 compared to approximately $50.5 million for 1994, an increase of approximately $20.6 million or 40.9%. As a percentage of total revenues, cost of revenues was approximately 68.1% and approximately 66.4% for 1995 and 1994, respectively. Gross profit was approximately $33.3 million for 1995 from approximately $25.6 million for 1994, an increase of approximately $7.7 million or 30.3%. As a percentage of total revenues, gross profit was approximately 31.9% and 33.6% for 1995 and 1994, respectively. The approximately $7.7 million increase in gross profit largely resulted from corresponding revenue growth. The increase in costs of revenues and the decline in gross profit as a percentage of total revenues were due, in part, to the Company's build-up of staff to serve the PCS business which was followed by the slower than anticipated development of that business, competitive pressures with respect to field measurement and analysis products and software tools, and costs associated with the start-up of the program management division.

     Sales and Marketing. Sales and marketing expenses were approximately $5.8 million for 1995 compared to approximately $5.0 million for 1994, an increase of approximately $0.8 million, or 16.8%. The increase was primarily attributable to growth in the Company's marketing personnel to support the increase in revenues. As a percentage of total revenues, sales and marketing expenses decreased to approximately 5.6% for 1995 compared to 6.6% for 1994, as a result of a greater rate of increase in revenues relative to the growth in sales and marketing expenses.

     General and Administrative. General and administrative expenses were approximately $10.1 million for 1995 compared to approximately $8.8 million for 1994, an increase of approximately $1.3 million or 14.8%. The increase was primarily the result of increases in the Company's administrative personnel to support growth. As a percentage of total revenues, general and administrative expenses were approximately 9.7% and approximately 11.6% for 1995 and 1994, respectively, due to the fixed nature of certain overhead costs.

     Non-Cash Compensation. Non-cash compensation increased to approximately $4.6 million for 1995 from approximately $3.3 million for 1994, an increase of approximately $1.3 million or 42.7%. The increase was the result of an increase in the vesting of the awards under the LLC Membership Plan and an increase in the deemed fair market value of the Company.

     Net Income. Net income was approximately $4.7 million for 1995 compared to approximately $5.0 million for 1994, a decrease of approximately $0.3 million or 4.6%. As a percent of total revenues, net income decreased to approximately 4.5% for 1995 from approximately 6.5% for 1994. The decrease in net income of $0.3 million was the result of an increases in operating expenses, interest expense, and the provision for income taxes. Depreciation and amortization expense increased as a result of the capitalization and amortization of external costs incurred by the Company in connection with the upgrade of its financial information systems. Interest expense increased approximately $2.1 million or 293.0% for 1995 as a result of additional borrowings under the Nomura Facility which was used to dividend and loan funds to Telcom Ventures. Income taxes increased approximately $1.1 million or 54.2% for 1995 as a result of an increase in the absolute amount of international revenues.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Revenues. Revenues for 1994 were approximately $76.1 million compared to approximately $60.3 million for 1993, an increase of approximately $15.8 million or 26.1%. Service revenues were approximately $41.1 million for 1994 versus approximately $30.7 million for 1993, an increase of approximately $10.4 million or 33.7%. Engineering design services accounted for the entire increase as the program management services did not commence until 1995. The increase in engineering design services revenues was primarily due to significantly increased revenues from domestic cellular and ESMR operators. International engineering design service revenues grew at a slower rate in 1994 due to the completion of several major European projects, which were offset by a broadening of the Company's international client base. Product revenues were approximately $35.0 million for 1994 versus approximately $29.6 million for 1993, an increase of approximately $5.4 million or 18.2%. An increase in field measurement and analysis product sales was offset by a decline in software licensing revenue. The increase in field measurement and analysis product sales was primarily due to increases in European sales and sales to ESMR operators. In addition, sales to domestic cellular operators and to systems operators in Asia and South America increased. The decline in software licensing revenues was a result of increased customer requirements for UNIX-based products at a time when the Company's UNIX-based products were still being developed, as well as increased competition in software products.

     Cost of Revenues and Gross Profit. Cost of revenues was approximately $50.5 million for 1994 compared to $37.1 million for 1993, an increase of approximately $13.4 million or 36.0%. As a percentage of total revenues, cost of revenues was approximately 66.4% and approximately 61.5% for 1994 and 1993, respectively. Gross profit was approximately $25.6 million for 1994 compared to $23.2 million for 1993, an increase of approximately $2.4 million or 10.2%. As a percentage of total revenues, gross profit was approximately 33.6% for 1994 compared to approximately 38.5% for 1993. The approximately $2.4 million increase in gross profit resulted primarily from corresponding revenue growth. The increase in the cost of revenues and the decline in gross profit as a percentage of total revenues were due, in part, to an investment in training and process development for PCS capabilities by the engineering design services division and increased cost of software products relative to licensing revenues as a result of technical issues associated with the development of UNIX-based products.

     Sales and Marketing. Sales and marketing expenses were approximately $5.0 million for 1994 compared to approximately $4.1 million for 1993, an increase of approximately $0.9 million or 20.3%. As a percentage of total revenues, sales and marketing expenses declined slightly to approximately 6.6% for 1994 as compared to approximately 6.9% for 1993. The increase of approximately $0.9 million was primarily due to an increase in commissions paid to agents.

     General and Administrative. General and administrative expenses were approximately $8.8 million for 1994 compared to approximately $5.8 million for 1993, an increase of approximately $3.0 million or 51.8%. As a percentage of total revenues, general and administrative expenses increased to approximately 11.6% for 1994 from approximately 9.6% for 1993. The increase was primarily due to an increase in administrative labor costs as a result of revenue growth.

     Non-Cash Compensation. During 1994 the Company established the LLC Membership Plan for certain of the Company's key executives whose responsibilities and decisions affect the long-term growth and profitability of the Company. Expense is recognized over the vesting period of the award and is based on a percentage of the deemed fair market value of the Company. Non-cash compensation under the LLC Membership Plan was approximately $3.3 million for 1994.

     Net Income. Net income was approximately $5.0 million for 1994 compared to approximately $10.5 million for 1993, a decrease of approximately $5.5 million or 52.7%. As a percent of total revenues, net income declined to approximately 6.5% for 1994 from approximately 17.4% for 1993. The decrease in net income was primarily due to an increase in general and administrative expenses, establishment of the LLC Membership Plan and an increase in income taxes of approximately $1.2 million or 145.7%. The increase in income taxes was due to an increased amount of foreign income taxes as a result of an expanding international presence.

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA


     Additions to property and equipment were approximately $4.2 million for 1995, compared to approximately $2.4 million for 1994 and approximately $1.9 million for 1993. Approximately $0.9 million of the $1.8 million increase from 1994 to 1995 related to an upgrade of the Company's financial information systems software. The remainder of the increase from 1994 to 1995 and the approximately $0.5 million increase from 1993 to 1994 represented ongoing additions to office furniture and computer equipment, largely in support of the Company's expanding revenue base. Software development costs are primarily wages and contractor fees which are capitalized after establishing the commercial and technological feasibility of the product.


                                                                     1993     1994     1995
                                                                         (IN MILLIONS)
    Additions to property and equipment............................. $1.9     $2.4     $4.2
    Investments in joint ventures...................................   --      0.2      0.4
    Software development costs......................................   --      1.9      2.9
                                                                     ----     ----     ----
              Total................................................. $1.9     $4.5     $7.5
                                                                     ====     ====     ====

  CASH FLOWS

     The Company has generally maintained a positive cash flow and has generally funded its operating requirements with cash generated from operations. Cash and cash equivalents were approximately $5.4 million at June 30, 1996, a decrease of approximately $1.1 million or 17.3% from December 31, 1995. The decrease is due primarily to changes in operating assets and liabilities. No dividends were paid during the six months ended June 30, 1996. Dividends paid during the six months ended June 30, 1995 were $9.5 million. During the six months ended June 30, 1996, the Company advanced approximately $4.8 million to its parent, Telcom Ventures, under a revolving promissory note. Total advances of $14.1 million at June 30, 1996 are reflected as a reduction of members' capital in the statement of members' capital in the accompanying unaudited Consolidated Financial Statements.

     Net cash generated from operations was approximately $4.8 million in 1995 and approximately $8.0 million in 1994. Net cash used in operations was approximately $4.2 million in 1993. Dividends paid were approximately $9.5 million in 1995, approximately $9.3 million in 1994 and approximately $7.7 million in 1993. In addition, during 1995 the Company loaned approximately $9.4 million to Telcom Ventures under a revolving promissory note, classified as a reduction of members' capital in the statement of members' capital in the accompanying Consolidated Financial Statements.

     Cash and cash equivalents were $6.6 million at December 31, 1995, a decrease of approximately $11.9 million or 64.4% from 1994. The decrease was due primarily to the $9.4 million loan to Telcom Ventures, additional purchases of equipment and increased software development costs. Cash and cash equivalents were approximately $18.5 million at December 31, 1994, an increase of approximately $9.3 million or 101.4% from December 31, 1993. The increase was primarily due to proceeds from the issuance of convertible subordinated debt in June 1994 (see Note 11 to the Consolidated Financial Statements).

     Working capital (excluding cash and cash equivalents and current portion of note payable) was approximately $21.5 million at June 30, 1996 versus $21.1 million at December 31, 1995, an increase of approximately $0.4 million or 2.0%. The increase is primarily the result of an increase in unbilled and trade accounts receivables offset by an increase in accounts payable and accrued expenses.

     Working capital (excluding cash and cash equivalents) was $21.1 million at December 31, 1995 versus approximately $13.0 million at December 31, 1994, an increase of approximately $8.1 million or 61.7%. The increase was primarily due to an increase in trade receivables as a result of higher overall sales activity, higher export sales and a generally slower collection of receivables.

     Working capital (excluding cash and cash equivalents and current portion of note payable) was approximately $13.0 million at December 31, 1994 versus approximately $26.0 million at December 31, 1993, a decrease of approximately $13.0 million or 49.8%. The decrease was primarily the result of the transfer to Telcom Ventures of certain investments during the formation of the Limited Liability Company in 1994.

  CAPITAL RAISED TO DATE

     The Limited Liability Company was capitalized in January 1994 with a contribution of $16.7 million from Telcom Ventures in exchange for a 99% interest in the Limited Liability Company. Telcom Ventures' capital contribution consisted of approximately $6.4 million in the form of assets, net of liabilities assumed, formerly employed by the Founder Corporation and affiliates in the Company's business, which were transferred to the Limited Liability Company at their respective carrying values, and approximately $10.3 million in cash received by Telcom Ventures from the Carlyle Investors. The Founder Corporation and TC Group (on behalf of the Carlyle Investors) received 0.75% and 0.25% interests in the Limited Liability Company.

     The Company has raised capital on several occasions since the beginning of 1994, but on most occasions has used such capital to make distributions to the Limited Liability Company's owner, Telcom Ventures, for use by Telcom Ventures in its investment activities, which consist of investments in wireless license holders in Asia and Latin America. Such distributions have included (i) a dividend of the proceeds of and the guarantee by the Company of the Telcom Ventures Note (see below); (ii) the loan to Telcom Ventures of approximately $9.4 million of the proceeds of the issuance of $10 million of Variable Rate Guaranteed Senior Secured Notes to Nomura in June 1995; and (iii) advances to Telcom Ventures of approximately $3.1 million in January 1996 of certain proceeds from the sale of the Company's interest in Telemate, S.A. In March 1996, the Company borrowed $10 million from Chase to fund two investments in customers, aggregating $11.5 million, as part of arrangements involving contracts aggregating $115 million in orders for services and products over the next five years. See Note 19 to the Consolidated Financial Statements.

  EXISTING INDEBTEDNESS

     In June 1994, the Company and Telcom Ventures sold $20 million and $30 million, respectively, of notes to MCI, which notes are exchangeable, at certain times, consisting of 45 day periods commencing in June and August of 1997, 1998 and 1999, into 2,841,099 shares of Class A Common Stock. The Company distributed the proceeds of its loan to Telcom Ventures, for use by Telcom Ventures in its investment activities, as discussed in more detail above. The $30 million owed by Telcom Ventures, which has been guaranteed by the Company, will be assumed by the Company immediately prior to the Merger. The Company presently intends to exercise its option in August 1997 to cause the Exchangeable Notes to be exchanged into Class A Common Stock. The events of default under the Exchangeable Notes (which would cause such notes to become due and payable) include non-payment and bankruptcy. See "The MCI Notes, MCI Note Assumption, MCI Conversion."

     Effective May 30, 1995, the Company entered into the Nomura Facility under which Nomura agreed to purchase from LLC up to $15 million of Variable Rate Guaranteed Senior Secured Notes (the "Nomura Notes"), $10 million of which were issued on June 5, 1995. The Nomura Notes were secured by substantially all the assets of the Limited Liability Company and a pledge of all of Telcom Ventures' membership interest in the Limited Liability Company. Chase purchased the Nomura Notes in March 1996 and became the lender under these notes. Also in March 1996, the Company borrowed an additional $10 million from Chase to fund two investments in customers, aggregating $11.5 million, as part of arrangements involving contracts aggregating $115 million in orders for services and products over the next five years. See "Business -- The LCC Strategy -- Establish Strategic Relationships with Carriers and Equipment Vendors."


     In June 1996, the Limited Liability Company and its subsidiaries entered into the Credit Facility with Chase, as Administrative Agent, and the Lenders, which Credit Facility will be transferred to LCC International and amended and restated to reflect the transactions contemplated by the Merger immediately prior to the closing of the Offering. The Credit Facility consists of a revolving loan and letter of credit facility in an aggregate principal amount not to exceed $20 million. The revolving loan commitment will expire in September 1999. Subject to certain restrictions on the minimum permitted amount of any prepayment and the requirement that certain notices of prepayment be given to Chase, the principal of the revolving loans is prepayable without penalty or premium, so long as the Lenders are compensated for losses, costs and expenses attributable to any prepayment of any loan accruing interest at the Fixed Rate on a date other than the last day of the applicable interest period. Interest under the Credit Facility accrues at the Company's election (subject to certain restrictions and limitations contained in the Credit Agreement), at either (i) the Variable Rate equal to the higher of (a) the Federal Funds Rate plus 0.50%, and (b) the announced prime commercial lending rate of Chase, or (ii) the Fixed Rate for a designated period of time (1, 2, 3 or 6 months) equal to the rate at which U.S. dollar deposits are offered to leading banks in the London interbank market plus 1.25%.



     The payment and performance of the obligations of the Company under the Credit Facility are secured by substantially all of the assets of the Company, including the stock and membership interests of its subsidiaries. The Credit Facility requires that the Company satisfy certain financial tests, including the maintenance of certain leverage, debt service and other financial ratios, and that the Company meet certain minimum quarterly operating cash flow requirements. The Credit Facility also contains certain restrictive covenants which impose restrictions and/or limitations on the operations and activities of the Company including, among other things: the incurrence of indebtedness and the terms thereof, the creation or incurrence of liens, investments and acquisitions, sales of assets, declaration or payment of dividends on or other payments or distributions to stockholders and capital expenditures. The Credit Facility provides for various events of default, including interest or principal payments defaults, breach of any condition or covenant that (in certain cases) continues unremedied for 30 days, materially adverse events, the rendering of one or more material judgments against the Company or any subsidiary thereof which is not vacated, satisfied, discharged, or stayed within 30 days, and certain events relating to the bankruptcy or insolvency of the Company. The Credit Facility is guaranteed by Telcom Ventures, provided that the guarantee of the Credit Facility will terminate upon consummation of the Offering assuming that no event of default is then existing thereunder. The Company intends to repay all amounts that will be outstanding under the Credit Facility (approximately $20 million) with proceeds of the Offering.


TAXES


     Prior to the Merger, the Company has generally not been liable for U.S. Federal and state income taxes. States that did not recognize the limited liability company as a flow-through entity required the Limited Liability Company to be taxed as if it were a corporation. The Company has been and will continue to be subject, however, to taxation on income in certain countries in North America, Latin America, Europe, the Middle East and the Far East, where the Company has either established branch offices or has performed significant services which constitute a permanent establishment for tax reporting purposes. Following the Merger, the Company will not be a flow-through entity and will be liable for applicable income taxes. The Company has established a provision for state and foreign income taxes. See Consolidated Financial Statements and Notes 3 and 9 thereto.


INFLATION

     The financial statements are presented on a historical cost basis and do not fully reflect the impact of prior years' inflation. It is estimated that the cost of replacing equipment today is greater than its historical cost. Accordingly, depreciation expense would be greater if the expense were stated on a current cost basis.

                                    BUSINESS

     LCC is one of the world's largest independent providers of RF engineering and network design services and products to the wireless telecommunications industry. The Company has provided these services, along with related proprietary software tools and field measurement and analysis equipment, to operators of more than 200 wireless systems in more than 40 countries. The Company intends to leverage its leadership position and its relationships with major wireless customers to benefit from the expected significant growth in wireless networks worldwide.

     The Company has provided services and products to seven of the ten largest U.S. cellular system operators; large international cellular operators, including British Telcom, France Telcom and Mannesmann; companies building or proposing to build PCS systems, including AT&T Wireless Services, Pacific Bell Mobile Services, NextWave Telcom and DCR; operators of ESMR systems, including Nextel Communications; and operators of two-way messaging systems. The customers listed above each contributed 5% or more of the Company's consolidated revenues (10% or more in the case of Nextel) during one or more of fiscal years 1991 through 1995 (or, in the case of NextWave Telcom and DCR, have entered into agreements to purchase services and products aggregating $115 million over approximately the next five years). Many of the Company's major customers have entered into partnerships with international wireless operators, which has enabled the Company to obtain significant new business from such operators. The Company also has established working relationships with two major telecommunications equipment vendors, pursuant to which the Company provides services and products on a subcontract basis.

     LCC believes that its 26.9% compound annual growth in revenues over the past five years has been fueled primarily by the growth of the wireless telecommunications industry. The Company derives a significant portion of its revenues from its international customers (approximately 39% in 1995). A substantial number of new wireless network licenses have been awarded worldwide over the last five years, and the Company expects a significant number of additional wireless licenses to be awarded in the next few years. Construction of new networks, and optimization of existing networks, require substantial amounts of RF engineering services and products. In addition, many existing systems are continuing to grow; LCC estimates that operators of wireless networks operating at capacity add a new cell site, requiring additional RF engineering services, for every approximately 1,500 new subscribers added.

     LCC's approximately 370 RF engineers provide engineering solutions to operators of a wide range of wireless networks, incorporating all major wireless technologies available today, including TDMA (which includes GSM, DCS and IS-136), CDMA, iDEN, AMPS and ETACS. LCC believes that it is the largest employer of RF engineers in the world and believes that this is a substantial competitive advantage, especially with respect to large customers. LCC provides (or, in the case of Phase 4, is developing) services and products for operators involved in all four phases of wireless system development: (i) Phase
1 -- bidding for the licenses necessary to build and operate the system; (ii) Phase 2 -- build-out of the system; (iii) Phase 3 -- optimization and enhancement of the system to meet the requirements of an increasing subscriber base and to provide increased quality and coverage; and (iii) Phase
4 -- achievement of greater efficiencies in providing service in order to compete in areas where there are multiple system operators.

THE LCC STRATEGY

     The Company's objective is to maintain its position as one of the world's largest independent providers of RF engineering and network design services and products to the wireless telecommunications industry, and to increase its market share by pursuing multiple growth paths. The key elements in the Company's strategy are to:

  MAINTAIN TECHNOLOGICAL LEADERSHIP

     LCC believes that it has the most sophisticated and diversified technological capabilities (incorporating all major wireless technologies available today) in the wireless network design industry and intends to maintain its technological leadership. The Company is continuously working on new software releases and field measurement and analysis product upgrades to keep its products technologically equal or superior to those of its competitors. One of LCC's principal assets is its staff of approximately 370 highly trained and experienced RF engineers, which the Company believes is considerably larger than the engineering staff of any other independent company in its field. LCC's engineers have experience working in, and have prepared wireless design databases for, many of the world's metropolitan areas, which the Company believes gives LCC a significant advantage in pursuing new business in these areas.

  LEVERAGE LARGE INSTALLED CUSTOMER BASE

     LCC has a substantial customer base among major wireless network system operators worldwide. Its services and products have been used in virtually every major market in the U.S. and in more than 40 foreign countries. The Company believes that its large customer base gives it a significant advantage in obtaining additional business for its existing and new products and services. LCC believes that if it provides the original network design services to a customer, it has an advantage over competitors in offering follow-on services relating to expansion or optimization of that customer's network. In addition, many of the Company's major customers have entered into partnerships with international wireless operators, from which the Company has received significant business. Typically, a substantial portion of the Company's revenues in a given year are generated by customers for which the Company has previously performed services or provided products.

  PURSUE INTERNATIONAL GROWTH

     Approximately 39% of the Company's revenues during 1995 was derived from international customers. The Company believes that the growth of the international wireless industry over the next several years will be substantial. In particular, foreign governments have been awarding, and are expected to continue to award, a large number of new wireless system licenses. The Company is devoting significant efforts to increasing its market share of international business, and is particularly focused on providing planning services to companies that are participating in government tender processes for new license grants. The Company has found that the provision of such services often result in engineering contracts if such companies receive licenses.

  PURSUE NEW MARKETS

     The Company is pursuing growth in several new areas, as follows:

          PCS. According to the FCC, over $17.9 billion has been spent or committed to acquire new PCS licenses in the U.S. over the past two years, and each of the licensed areas must be built out over the five years following the date of the license grant. The Company expects that such new licensees will account for a significant portion of the demand for the Company's services and products over the next several years. The Company's efforts in this area include working with new or potential licensees in the initial designs of their systems and making investments in new PCS entities in return for significant contracts to be implemented over the next several years.

          New Wireless Networks and Technologies. The development of new types of wireless networks and new wireless technologies, including private corporate networks, wireless cable (LMDS and MMDS) services, wireless local loop and wireless high speed data services, is expected to result in additional potential customers for the Company's services and products.

          Analog to Digital Conversion. The Company expects that many cellular operators will convert from an analog to a digital format in the next several years, and that this conversion will result in additional demand for the Company's services and products. LCC currently offers products and services to operators of wireless systems utilizing both existing analog technologies and virtually all forms of digital technology.

  OFFER AND DEVELOP NEW TYPES OF SERVICES AND PRODUCTS

     The Company is seeking new business by offering or developing new types of services and products, including the following:

          Program Management Services. Program management involves the procurement and management, on a turnkey basis, of a range of services and products relating to deployment or expansion of wireless networks, including systems integration, site acquisition, site engineering, procurement management, construction management, installation and commissioning, and customer training. These management services are often packaged with the Company's traditional RF and network engineering services, software tools and field measurement and analysis equipment. To provide program management, LCC has affiliated with commercial real estate firms (for site acquisition), architectural engineering firms and contracting and construction firms. The Company believes that an increasing number of wireless system operators are attracted to this approach, and that program management will increase revenues from RF engineering services in addition to providing revenues from new services.

          Phase 4 System Efficiency Services and Products. The Company believes that wireless network operators will experience greater price competition and will place greater emphasis on containing costs and system efficiency. The Company is developing new RF network engineering services and products to increase system efficiency and manage costs in the multiple-operator environment expected to develop in the next few years.

  ESTABLISH STRATEGIC RELATIONSHIPS WITH CARRIERS AND EQUIPMENT VENDORS

     The Company has entered into strategic relationships with new wireless carriers and major equipment vendors as a means of obtaining new business opportunities. For example, LCC has helped applicants seeking licenses in formal foreign government license grant processes. LCC's involvement in successful license tenders has generally led to contracts with winning applicants as they implement new systems. The Company has provided financing aggregating $11.5 million, to NextWave Telcom and DCR, the two top bidders in the recently-concluded C-band auctions for broadband PCS licenses. See Note 19 to the Consolidated Financial Statements. The Company intends to pursue additional relationships, including financing and investment arrangements, using proceeds from the Offering, as a means of obtaining new business. The Company also has established working relationships with two major telecommunications equipment vendors, pursuant to which the Company provides services and products on a subcontract basis. The Company intends to pursue similar relationships with other equipment vendors.

  PURSUE STRATEGIC ACQUISITIONS

     The Company intends to pursue acquisitions of companies that have developed, or are developing, complementary products and services, particularly systems efficiency products, that could be bundled with the Company's services or that the Company would otherwise develop over the next few years. LCC believes that such acquisitions will move LCC ahead more quickly in the development of products or the recruiting of technical staff.

INDUSTRY BACKGROUND

  OVERVIEW

     Wireless telecommunications networks use a variety of radio frequencies to transmit voice and data. Wireless telecommunications networks include two-way radio applications, such as cellular, wide band and narrow band PCS and ESMR networks, and one-way radio applications, such as paging services. Each application operates within a distinct radio frequency block. Although cellular represents the largest segment of the wireless communications industry, other wireless technologies are expected to grow significantly.

  TYPES OF WIRELESS COMMUNICATIONS

     Cellular. Demand for commercial cellular services has grown dramatically since its introduction in the early 1980's. According to the Cellular Telecommunications Industry Association ("CTIA"), in the U.S. alone, service revenues have grown from $482 million in 1985 to over $19 billion in 1995 and the number of cellular users in the U.S. grew from 340,000 at the end of 1985 to over 30 million at December 1995, a compound annual growth rate of 57.2%. According to Mobile Communications, the number of cellular users in Western Europe grew from 270,000 in 1985 to 22.6 million in 1995 (a compound annual growth rate of 55.7%).

     The cellular industry is well established in the developed world. Cellular is growing rapidly in developing countries because of the generally poor quality of the existing phone service, the unsatisfied demand for basic telephone service and the increasing demand from mobile users who want the convenience of cellular. In some countries, the cellular network provides significantly improved access to the local and international wireline telephone network compared to existing wireline telephone service. According to the U.S. Department of Commerce, at the end of 1995, there were approximately 87 million cellular subscribers worldwide.

     PCS. In 1993, the FCC allocated a portion of the radio spectrum for the provision of a new wireless communications service, commonly known as PCS. In the U.S., PCS differs from traditional cellular service principally in that PCS systems will operate at a higher frequency range and employ different digital technologies. PCS is expected to offer greater feature functionality resulting in lower cost service options, lighter handsets with longer battery lives and new and enhanced service offerings such as the provision of all services to one mobile number, medium-speed data transmissions to and from portable computers, advanced paging services and facsimile services. Economic and Management Consultants International, Inc. ("EMCI") estimates that, of the approximately 71 million wireless subscribers expected by the year 2000 in the U.S., 20 million, or 28%, will be PCS users. Licenses to operate PCS networks were awarded in the United States through auctions conducted during 1995 (the A- and B-blocks, which involved licenses for large areas known as MTAs) and are expected to be granted during 1996 (the C-block, which involved licenses for smaller metropolitan and rural areas known as BTAs). According to the FCC, over $17.9 billion has been spent or committed to acquire new PCS licenses (for MTAs and BTAs) in the U.S. over the past two years, and each of the licensed areas must be built out over the five years from the respective license grant dates.

     ESMR. Enhanced Specialized Mobile Radio is a mobile communication service that relies on specialized mobile radio frequencies that have been historically limited to two-way voice communications in small local networks (such as for taxi or messenger dispatch). As a result of advances in digital technology, ESMR operators have begun to design and deploy digital mobile networks that increase the frequency capacity of ESMR systems to a level that may be competitive with that of cellular systems. A limited number of ESMR operators have recently begun offering short messaging, data services and interconnected voice telephony services on a limited basis. Companies such as Nextel Communications (in the U.S.), Clearnet Communications (in Canada) and Tricom (in Mexico) have acquired licenses for ESMR two-way radio channels in their respective operating areas and are beginning to offer wireless voice services over their networks.

     Paging. Paging is a method of wireless telecommunications that uses an assigned radio frequency to contact a paging subscriber anywhere within a service area. Each paging subscriber is assigned a distinct telephone number which a caller dials to activate a subscriber's pager (a pocket-size radio carried by the subscriber). The radio signal causes the pager to emit a beep or vibrate and to provide the subscriber with information from the caller in the form of a voice, time, numeric or alphanumeric message. EMCI estimates that the number of pagers in service in the U.S. increased at a compound annual growth rate of approximately 26.5% to approximately 27.3 million units from 1984 to 1994 and that the total number of paging devices in use worldwide by the year 1999 will exceed 130 million.

     Other. Wireless cable (LMDS, MMDS), wireless local loop (a system that eliminates the need for a wire loop connecting users to the public switched telephone network) and wireless high speed data services represent other areas of the wireless communications industry being developed by operators in the U.S. and abroad.

  WIRELESS TECHNOLOGIES

     Most cellular and other services currently transmit voice and data signals over analog-based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel. Digital systems, on the other hand, convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with enhancements in digital protocols (discussed below), allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy and single number (or

"find me") service, and more data transmission features, such as "mobile office" applications (including facsimile, electronic mail and connecting notebook computers with computer/data networks).

     Digital signal transmission is accomplished through the use of frequency management technologies, or "protocols." Two common protocols used in cellular and other networks "manage" the radio channel either by dividing it into distinct time slots (a method known as Time Division Multiple Access, or "TDMA") or by assigning specific coding instructions to each packet of digitized data that comprises a signal (a method known as Code Division Multiple Access, or "CDMA"). In the U.S., the FCC has intentionally avoided mandating a universal digital signaling protocol, and three principal digital signal protocols (which are incompatible with each other) are currently being used in the U.S. for PCS networks: GSM, CDMA and IS-136. European Union countries generally have agreed to adopt GSM as a common standard protocol for cellular and PCS transmission and approximately 60 countries, including virtually all countries in Western Europe, have issued or propose to issue GSM 900 MHz licenses. The universal GSM standard is designed to allow subscribers to roam throughout Europe and wherever else GSM technology has been adopted. Other wireless technologies are also presently in use for a variety of different types of transmission. The Company has expertise in all these technologies.

     Existing analog cellular networks are gradually converting to digital technology. This conversion has occurred in many of the largest cellular service areas, such as Los Angeles, New York and Chicago, due in part to capacity constraints. As carriers reach limited capacity levels, certain calls may be unable to be completed, especially during peak hours. The conversion from analog to digital technology is expected to be an industry-wide process in the U.S. that will take several years. PCS providers, which do not have the existing analog-based plant and equipment, are expected to move directly to digital technology.

  OPERATION OF TWO-WAY WIRELESS SYSTEMS

     Two-way wireless service areas are divided into multiple regions called "cells," each of which contains a base station consisting of a low-power transmitter, a receiver and signaling equipment. The cells are typically configured on a grid pattern, although terrain factors (including natural and man-made obstructions) and signal coverage patterns may result in irregularly shaped cells and overlaps or gaps in coverage. Cellular system cells generally have a radius ranging from two miles to 25 miles. PCS system cells are expected to have a radius ranging from one-quarter mile to 12 miles, depending on the PCS technology being used and the terrain. Since each cell site requires engineering services, growth in the number of cell sites is one of the key drivers of demand for the Company's products and services. The base station in each cell is connected by microwave, fiber optic cable or telephone wires to a switch, which uses computers and specially developed software to control the operation of the wireless telephone system for its entire service area. The switch controls the transfer of calls from cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier.

     Wireless transmission requires a certain signal strength for the parties to hear each other or for data to be received. The signal strength of a transmission between handset and a base station declines as the handset moves away from the base station, so the switch and the base stations monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switch may "hand off" the call to another base station that can establish a stronger signal with the handset. Hand-off to an adjacent system must be effected through an appropriate technical interface when a handset leaves the service area of the wireless service provider. The quality of wireless transmission depends in part on signal strength, limitations imposed by the terrain and interference from other uses of radio signals. Transmission quality is measured in the field at various locations so that adjustments can be made to enhance quality.

     Each wireless network is planned and laid out to meet a certain level of subscriber density and traffic demand and to provide a certain geographic coverage. Each transmission over the wireless network requires a certain amount of radio frequency, so a system's capacity is limited by the amount of frequency that is available. The same frequency can be reused by each separate transmitter, subject to certain interference limitations. The design of each wireless system involves placement of transmission equipment in locations that will make optimal use of available frequency based upon projected subscriber usage patterns, subject to availability of such locations and ability to use them for wireless transmissions under applicable zoning requirements.

     After a wireless system has been installed, the system's capacity can be increased in various ways, by (i) adding available frequency capacity to cells as required, if such capacity is available, (ii) using directional antennae to divide a cell into discrete multiple sectors or coverage areas, thereby reducing the required distance between cells using the same frequency, or (iii) "cell splitting" (i.e., dividing a single cell into a number of smaller cells served by lower-power transmitters, thereby increasing the ability to reuse radio frequencies and increasing the number of calls that can be handled in a given area). Additional solutions are being designed to increase network capacity and coverage, including (i) the introduction of microcells, which can be placed very close together to increase frequency reuse and the total capacity of the cellular network and which can be placed within buildings, train stations and other structures to provide coverage where none was available before and (ii) the introduction of digital technologies, which increase the number of conversations which can be transported on a single radio carrier from two to potentially more than ten times, depending on the type of digital technology deployed.

  ENGINEERING SERVICES AND PRODUCTS FOR THE WIRELESS INDUSTRY

     The planning, geographic layout, build out and operation of a wireless network requires significant RF engineering work. The RF engineer must design the wireless network to meet the operator's requirements for transmission over the wireless network, which requirements are based upon a projected level of subscriber density and traffic demand and the coverage area specified by the operator's license or cost-benefit decisions. In addition to meeting basic transmission requirements, the RF network design must make optimal use of available radio frequency and result in the highest possible signal quality for the greatest portion of projected subscriber usage within existing constraints. These constraints may be imposed by cost parameters, terrain, limitations in the license, interference with other operators, availability of cells, applicable zoning requirements and other factors. The complexity of network design and large number of variables requires the RF engineer to rely on advanced technology including specially-developed software design tools. As the design is implemented and the network is built out, the system's performance must be tested in the field with field measurement and analysis equipment so that optimization adjustments can be made.

     Set forth below is a description of the life cycle of a typical wireless system:

Phase 1..............................  pursuit of the licenses necessary to build and operate the system
Phase 2..............................  build-out of the system
Phase 3..............................  optimization and enhancement of the system to meet the requirements of an increasing
                                       subscriber base and to provide increased
                                       quality and coverage
Phase 4..............................  achievement of greater efficiencies in providing service in order to compete in areas
                                       where there are multiple system operators

     Phase 1. In Phase 1, the pursuit of the licenses necessary to build and operate the system, a rough engineering design is often required to determine construction costs and revenue generating ability of the system.

     Phase 2. A substantial amount of engineering services are required for Phase 2, the actual design and build-out of the wireless system. Detailed site location designs are prepared, interference to or from co-located antennae is checked, site performance is measured after completing construction and, finally, the site is optimized to work with neighboring sites. Wireless network operators (even the few which have sizable internal engineering staffs) typically rely on outside RF engineering companies, such as LCC, for Phase 2. Depending on the size of the system, this phase can involve from four RF engineers for a typical small system, to 15 RF engineers for a typical medium-sized system to up to 100 RF engineers for a nationwide deployment (all of whom require software design tools) over a period of 12 to 24 months. LCC believes that the number of RF engineers is limited (the Company estimates that there are only approximately 2,000 RF engineers in the U.S.).

     Phase 3. As the number of subscribers handled by the wireless system increases, the system enters Phase 3, in which RF engineering services are necessary to expand the system by adding cell sites or using other techniques to increase system coverage and capacity. The system must also be optimized to meet the increased subscriber usage from the new cell cites and to provide increased quality and coverage. In network expansions, the operator typically continues to rely on the RF engineering company, such as LCC, to design the expansion and make optimization adjustments to the existing system. Although the network software and system databases included therein are already in place from the design phase, the software license obtained from the RF engineering company generally only allows the operator to use the software. Since the cost of obtaining replacement software and generating a separate database through a new provider of RF engineering services is substantial, the original RF engineering firm has a significant competitive advantage in follow-on work with existing customers. Since each new cell site requires additional RF engineering, the increase in cell sites is a key driver of the demand for RF engineering services and products.

     Phase 4. Eventually the system will enter Phase 4, in which the operator must achieve greater efficiencies in service provision in order to compete in areas where there are multiple system operators. In various European countries and Australia, certain systems have recently entered Phase 4. In the U.S., since cellular service arose in a duopoly environment, it is only with the construction of new PCS systems that wireless networks will reach Phase 4.

SERVICES AND PRODUCTS

  BACKGROUND

     In the early 1980's, when the FCC began to issue licenses for cellular systems, wireless system design was an unsophisticated process. Since minimal data had been collected on system performance and limited engineering had been done, LCC (following its formation in 1983) worked to develop a standard method of applying design engineering principles to wireless system design. The method included the development of software to accelerate and automate the design process, and use of such software with digitized system coverage maps, enabling the engineer to measure the effect of changes to various system parameters or use of different locations for cell sites. Over time, LCC gathered significant amounts of data on various system configurations, improving the ability of its engineering models to predict system coverage. LCC also developed a large staff of RF engineers experienced in conducting the design analysis. Moreover, because the field measurement and analysis equipment required for verification and measurement of wireless system performance in the field was generally unsophisticated, LCC created its own field measurement and analysis equipment. Originally, RF engineering focused principally on the cellular industry. Although the services provided by various wireless technologies may be similar, the engineering requirements of each system are different. As new wireless technologies were introduced, the Company developed engineering solutions for the different forms of wireless transmissions, and modified its field measurement and analysis equipment and software products to function with differing wireless technologies.

  ENGINEERING SERVICES

     LCC provides a variety of RF engineering services over three phases of the life cycle of a wireless telecommunications system, and intends to provide such services over the fourth phase as follows:

     Phase 1 Services. LCC engineers help prepare applications for network system operators seeking licenses in formal government license grant processes. LCC also has assisted foreign governments in preparing Requests for Proposals ("RFPs") and analyzing responses thereto. Phase 1 services include the following:

     - preparation of the technical response to a government tender

        - preliminary design

        - coverage parameters

        - propagation maps

        - technical requirements

     - advice on strategic issues relating to license tender responses

     - preparation of RFPs and analysis of responses

        - refinement of system objectives and translation into technical requirements

        - evaluation of responses on technical, cost and regulatory compliance grounds

The Company has assisted in preparing winning applications in several (approximately eight) license tender processes worldwide, including the second nationwide cellular license in Germany and the first cellular license in Bombay, India. LCC's involvement in successful tenders has generally led to follow-on contracts with winning applicants as they implement new systems.

     Phase 2 Services. Services in Phase 2, which constitute the largest number of billed engineering hours for the Company, include some or all of the following:

     - analysis of customer expectations for network coverage, capacity and other requirements

     - development of necessary databases for network design, including digitized maps of terrain and buildings

     - use of software tools to prepare network design, including analysis of interference and other technical factors affecting coverage, capacity and performance

     - identification and rank of desirable cell sites

     - preparation of regulatory filings (FCC, Federal Aviation Administration and others) required for system deployment

     - assistance with systems deployment

     - measurement of network performance

     - optimization of system

     Phase 3 Services. LCC's services are used by existing system operators to plan system expansions to accommodate subscriber growth (the Company estimates that operators of wireless networks operating at capacity require a new cell site for approximately each additional 1,500 subscribers), incorporate improvements in technology, improve system performance and achieve efficient use of available radio spectrum. LCC also assists in capacity expansion planning and technology changeovers, such as conversion from analog to digital technology. In Phase 3 the Company provides some or all of the following:

     - identification of additional cell sites

     - integration of new cell sites with existing cell sites

     - measurement of network performance

     - optimization of system

     - technology migration analysis and implementation

     Phase 4 Services. Although to date the Company has not offered any services or products for Phase 4, the Company anticipates that, as wireless systems mature and as multiple service providers offer competing services in the same service area, network operators will require additional engineering services focusing on the achievement of cost savings and quality enhancements within the existing coverage area. These services may include the following:

     - system analysis and network management, including redistribution or elimination of cell sites

     - cost management

     - measurement of network performance

     - technology and network upgrades

The Company is currently working with several existing customers to further define the types of services that such customers will require during Phase 4, although there can be no assurance that the Company will provide any such services.

     The Company performs engineering services using approximately 370 RF engineers (as of June 30, 1996). Most of such engineers are based in Arlington, Virginia, but spend significant periods (approximately one to nine months per year) at customer sites. LCC is one of the world's largest independent providers of RF engineering and wireless network design services. The Company believes that its large number of RF engineers enables it to respond quickly to customers who may require the Company to staff a major project on a timely basis. In addition, the Company believes that the wide-ranging experience of its RF engineers, including exposure to and participation in the standards-setting process for new digital technologies, helps the Company understand the changing marketplace for wireless communications and for engineering services and products to support the wireless industry. Since a large number of its RF engineers work on customer sites, the Company is able to develop an understanding of many of the issues of importance to its customers and uses this information in planning. The Company also believes that the various nationalities of its RF engineers provides LCC with an understanding of different practices in business and wireless telephony in many countries around the world that will assist the Company in continuing to pursue international opportunities. See "Risk Factors -- Dependence on Professional Staff."

     LCC provides engineering services on a contract basis, usually in a customized plan for each client. The Company generally charges for engineering services on a time and materials basis, although Phase 1 services or other projects of short duration may involve a fixed price or success fee. The Company's revenues also include reimbursement for expenses, including the living expenses of engineers on customer sites (approximately 15% of revenues from engineering services for 1995). Revenues from engineering services represents the largest portion of LCC's revenues, representing approximately 56.3% of revenues for 1995.

  SOFTWARE TOOLS

     LCC's software tools are used by LCC's engineers and by customers to design wireless networks, optimize the performance of an existing network, adapt networks to demand growth and environmental changes and migrate networks to new technologies. Software revenue represented approximately 18.5% of revenues for 1995. Approximately one-third of LCC's revenues from software tools is generated by LCC's use of the tools (which are typically charged to customers separately from engineering services) in conjunction with engineering service projects, particularly large build-outs or enhancements during Phase 2 or Phase 3. As these software tools are used by LCC's engineers, a database for the customer network is generated based upon the actual design. The software and database are used by the customer pursuant to a license following implementation of the network, become the foundation of the customer's design environment and record of network design, and are critical to subsequent expansion or enhancement of the system. The other approximately two-thirds of LCC's software revenues is generated by licensing of the software to customers, which use the tools in network design and generate their own design specific databases.

     The Company's software offerings include:

ANET(TM)....................  DOS-based software for network design. Allows users to locate, move and configure cell sites on computer
                              screens, run propagation analyses, change frequency or
                              power settings, analyze cell hand-offs, conduct
                              interference analysis, manipulate other variables and
                              run analysis of system parameters under varying
                              conditions. Accepts input from the Company's field
                              measurement products.
CellCAD(R)..................  UNIX-based software for network design with same functionality as ANET(TM) plus microcell and CDMA
                              design capability.
CellSIGHT(R)................  Allows user to generate a series of customized spreadsheet programs to organize and display statistics
                              and other data, to generate and store reports, and to
                              filter data and information into a database. Interfaces
                              with ANET(TM) and CellCAD(R) products.
Design Check(TM)............  Combines features of CellCAD(R) and CellSIGHT(R).
CellManager(TM).............  An information management and automated work-flow processing tool designed for wireless system
                              deployment, including separate modules for (i) RF
                              planning, site positioning and site acquisition, (ii)
                              construction preparation, (iii) management of
                              construction and equipment delivery timetables, (iv)
                              management of network integration and acceptance
                              testing, and (v) management of purchasing and human
                              resources. (The Company did not develop
                              CellManager(TM), but has obtained exclusive perpetual
                              distribution rights and software development and
                              enhancement rights for CellManager in North, Central
                              and South America, and non-exclusive distribution
                              rights in the remainder of the world.)

     Revenues from ANET(TM) and CellCAD(R) represented approximately 90% of software revenues for 1995.

     Another component of the Company's software offerings is its database services. Databases are maintained for virtually all of the U.S. and many other parts of the world and include data useful in designing and implementing wireless networks, including data regarding terrain, building heights, land-use, highways and secondary roads, traffic volume, political boundaries, demographics and other parameters. Customers use a combination of these data sources in designing their wireless networks. The Company believes that as the need for more efficient system design becomes more important in the wireless industry, databases with precise information will become more important.

     The Company provides its software tools to customers under license agreements that call for license fees on a per user basis or, under certain limited circumstances, on a per cell site basis. As of December 31, 1995, the Company had software license agreements in effect with over 70 customers. Typically, customers license the software for between one to five years, with the right to annual renewals thereafter. In some cases, the Company will grant a perpetual license to software for a fixed fee payable at the commencement of the licenses. The number of work stations licensed by LCC's current customers range up to 150, with an average of 14. LCC generally warrants that the software will perform substantially in the manner specified in its documentation. Many customers purchase maintenance support following expiration of the warranty period as well as contract for installation and training services.

  FIELD MEASUREMENT AND ANALYSIS PRODUCTS

     LCC's field measurement and analysis products are used by both by LCC's engineers and by customers in connection with system design and build out and the maintenance and improvement of operational systems. Revenues from sales and rentals of field measurement and analysis products represented approximately 20.2% of revenues for 1995. LCC's revenues from field measurement and analysis products are generated from sales or monthly rentals to customers and associated maintenance and upgrade fees.

     The Company's field measurement and analysis products lines are as follows:

EXP-2001(R).................  Modular vehicle mounted measurement system used to measure RF system parameters for field diagnostics,
                              troubleshooting and RF analysis. Linked to Global
                              Positioning System receivers, permitting identification
                              of changes in system performance based on time and
                              location. Information captured into laptop computer for
                              subsequent analysis.
RSAT-2000(R)................  Performs the same functions as EXP-2001(R), but also provides real-time data for on-site troubleshooting.
MSAT-2000(TM)...............  Performs similar functions as the EXP-2001(R) and
                              RSAT-2000(R) but is lightweight and portable for use
                              inside buildings.
PENCAT(TM)..................  Five pound pen-based collection and analysis tool used with the MSAT-2000(TM) for real-time display and
                              post-processing analysis.
TX-1500(TM).................  Continuous wave test transmitter used to simulate cell sites from which test transmissions are emitted,
                              allowing validation of predicted coverage.
LL-2000(R)..................  Analysis tool used to measure the quality of the
                              "uplink" from the wireless network to the Public
                              Switched Telephone Network.

     Each of the EXP-2001(R), RSAT-2000(R) and MSAT-2000(TM) are designed for use in wireless systems employing any of the major access technologies (cellular, PCS, ESMR, etc.) and may be utilized by network operators to measure the performance of other wireless systems. These three products represented approximately 83% of field measurement and analysis products revenues for 1995. To support the RSAT-2000(R), EXP-2001(R) and LL-2000(R) products, LCC offers a DOS-based software package called Cellular Measurement Analyst and a corresponding UNIX-based product called CellQUEST, which provide comprehensive data analysis functions for coverage, interference, calls-in-progress and call quality. These programs organize, edit and analyze RF and navigation data for both digital and analog measurements. They provide detailed reports, multi-colored graphs and high resolution on-screen graphic displays which can be generated on a laptop computer for immediate field analysis.

     The Company believes that in the future, customers will expect field measurement and analysis products from one company to be compatible with software design products from other companies, so that measurements taken from field measurement and analysis products can be analyzed using the software. LCC is designing a series of products consistent with this objective. Currently, wireless operators must separately analyze the coverage of their competitors' systems. The Company intends to develop Phase 4 products that can simultaneously analyze system quality of several different competing technologies. LCC intends to offer new products that will allow data from several different systems in one geographic area to be collected and analyzed simultaneously.

     The Company provides its field measurement and analysis products to customers primarily through sales and to a lesser extent through long-term leases and monthly rentals. LCC generally warrants that the field measurement and analysis products will perform substantially in the manner specified in their documentation for a period of 12 months following delivery thereof. The Company offers various extended maintenance and support programs to customers.

  PROGRAM MANAGEMENT SERVICES

     Program management involves the procurement and management, on a turnkey basis, of a range of services and products relating to deployment or expansion of wireless networks, including systems integration, site acquisition, site engineering, procurement management, construction management, installation and commissioning, and customer training services. These management services are often packaged with the Company's traditional RF and network engineering services, software tools and field measurement and analysis equipment. To provide program management, LCC has affiliated with commercial real estate firms (for site acquisition), architectural engineering firms and contracting and construction firms. The Company believes that an increasing number of wireless system operators are attracted to this approach, and that program management will increase revenues from RF engineering services in addition to providing revenues from new services. Fees from program management services, which were commenced in 1995, represented approximately 5% of revenues for 1995.

     LCC offers its customers a "one stop shopping" approach to Phase 1 system build-out and Phase 2 network expansions by packaging services together in a customized plan for each client. LCC provides these services on a contract basis, in most cases on a time and materials basis but occasionally on an overall cost per cell site.

     In connection with its program management services, the Company uses and licenses a software tool called CellManager(TM), which can help network system operators manage their deployment and construction activities cost effectively, as discussed in more detail in "Software Tools" above.

CUSTOMERS AND BACKLOG

  CUSTOMERS

     The Company has provided services and products to seven of the ten largest U.S. cellular system operators; large international cellular operators, including British Telcom, France Telcom, Mannesmann and Korea Mobile Telcom; companies building or proposing to build PCS systems, including AT&T Wireless Services, Pacific Bell Mobile Services, NextWave Telcom and DCR; operators of ESMR systems, including Nextel Communications; and operators of two-way messaging systems. Many of the Company's major customers have entered into partnerships with international wireless operators, which has enabled the Company to receive significant new business from such international wireless operators. The Company also has established working relationships with two major telecommunications equipment vendors, pursuant to which the Company provides services and products on a subcontract basis.

     In 1995, Nextel Communications accounted for approximately 14% of LCC's revenue and was the only customer accounting for 10% or more of the Company's revenues. The Company has an agreement with Nextel Communications pursuant to which Nextel Communications is committed to pay a minimum amount until June 2000 for the purchase of RF engineering services and field measurement and analysis products and to license software products and obtain related maintenance and other services in connection with the design and operation of its digital mobile telephone systems in North America, Puerto Rico and the U.S. Virgin Islands.

     The Company's existing and targeted customer base includes operators of all forms of wireless communications services, operating a variety of different network platforms and access technologies in diverse geographic markets. LCC's experience includes the following projects:

     - LCC has designed analog cellular systems throughout the U.S., including substantially all of the largest MSAs, as well as in several other countries.

     - LCC has designed TACS/ETACS analog cellular systems in the United Kingdom and Spain.

     - In the U.S., the Company is assisting its cellular customers in implementing the emerging North American digital cellular standards (i.e., TDMA, CDMA and others).

     - The Company has designed, or is currently designing, GSM digital cellular networks in the U.S., Germany, France, Italy, Spain, Portugal, Malaysia and other nations.

     - The Company is supporting the design and implementation of ESMR systems throughout the U.S. and in Brazil, Canada, Mexico and China.

     - In the U.S., the Company is supporting narrowband PCS clients with INFLEXION(TM) and REFLEX(TM) standards.

  BACKLOG

     The Company has entered into long-term contracts with customers for the provision of the Company's services and products. As of March 31, 1996, the Company had a total backlog of $180.5 million, consisting of $66.4 million relating to engineering services, $26.0 million relating to software licenses, $3.6 million for field measurement and analysis products and $84.5 million relating to program management services. The Company includes in its backlog only committed fees or purchase prices specified in contracts which have been executed by the Company to the extent that the Company contemplates recognition of the related revenue. The Company believes that its substantial backlog is relatively unique in the industry, and is attributable principally to contracts which were entered into in July 1995 and in the first half of 1996. (The Company did not track its backlog prior to 1996, since prior to receipt of such contracts the large majority of backlog consisted of annual software license fees. The Company believes that its backlog as of March 31, 1995 in areas other than software licenses was substantially less than that for March 31, 1996.)

     The principal portion of the Company's present backlog arise from contracts with Nextel Communications, NextWave Telcom and DCR. These contracts represent approximately $146.6 million (or 81.1%) of the overall backlog. In addition, they represented approximately $59.1 million (or 89.0%), $6.5 million (or 25.7%), and $80.0 million (or 94.7%), respectively, of the portions of the total backlog relating to engineering services, software licenses and program management services. NextWave Telcom and DCR have flexibility within five-year periods regarding the timing of ordering and mix of services and products to be purchased from the Company. The orders under such contracts are also subject to uncertainties relating to PCS network deployment generally and to matters that may affect the businesses and financial resources of such customers. Since the Company's backlog is subject to significant timing uncertainties, the Company cannot accurately predict the portion of the backlog that will be filled within the current year, but expects that it will not fill at least $138.4 million of its overall backlog in 1996. See "Risk Factors -- Changes Adversely Impacting Demand for the Company's Products and Services -- Delays in Deployment of PCS Networks," "Risk Factors -- Risks Associated with Strategic Relationships and Strategic Financing" and Note 19 to the Consolidated Financial Statements. There can be no assurance that the contracts included in the backlog will actually generate the specified revenues or that the actual revenues will be generated within any particular period. See "Risk Factors -- Significant Fluctuations in Quarterly Results; Uncertainties Relating to Backlog."

SALES AND MARKETING

     The Company markets its services and products to operators of wireless telecommunications networks in North America, Europe, Asia, the Middle East and Latin America through its 23 member direct sales force based at its headquarters in Arlington, Virginia. The members of the sales force are compensated based on factors such as revenues generated compared to revenues forecasted, receivables collected and the blend of products and services sold. The Company also utilizes independent distributors and sales agents to supplement its direct sales force outside the U.S. where business practices or customs make it most effective to proceed through local companies. The Company utilizes the offices of its German subsidiary to supplement its European sales efforts and intends to establish regional sales offices in Brazil and Korea.

     The Company's RF engineers and other technical professional staff support the efforts of the sales force, particularly in connection with the marketing of engineering services and software products. Customers generally have engineers involved in their procurement decisions, and the Company's engineers work closely with the customer's engineers to help them understand the Company's services and products and their advantages compared to those of the competition. Additional business from existing customers is pursued through the joint efforts of both the sales force member primarily responsible for sale (who monitors the customer's satisfaction as work progresses and makes periodic contact with the customer following completion of work) and of the engineers and other technical staff who have developed a relationship and worked closely with the customer's engineers, and understand the customers' needs. This combination gives the Company an advantage in pursuing the follow-on business.

     The Company generates sales leads for new customers through referrals from existing customers (including referrals to international wireless operators with which such customers have entered into partnership arrangements) and other industry suppliers, its reputation in the industry, contacts with bidders for new wireless licenses and others in the industry and other sources, which include advertising, use of explanatory literature and publications and participation in conferences and trade shows. The Company utilizes various strategies to attract business from new customers, particularly various arrangements in which Phase 1 services are provided for a reduced fee or with a success-based contingent arrangement, coupled with a commitment from, or understanding with, the customer to retain the Company in connection with Phase 2 services and products should the customer be awarded the applicable licenses. Recently the Company has made two significant strategic investments in customers in exchange for large contracts, and expects to continue this strategy in the future. See "Risk Factors -- Risks Associated with Strategic Relationships, Vendor Financing, and Acquisitions" and Note 19 to the Consolidated Financial Statements.

     In addition to obtaining business directly from wireless network operators, the Company has also established working relationships with two major telecommunications equipment vendors, pursuant to which the Company provides RF engineering services and related products, on a subcontract basis. The Company is seeking to establish additional relationships with telecommunications equipment vendors.

     Purchases of the Company's services or products by customers often entails an extended decision-making process for the customer because of the substantial costs and strategic implications associated with selecting the Company's services and products. Senior management of the customer is often involved in this process, given the importance of the decision as well as the risks faced by the customer if the Company's services and products do not meet the customer's particular needs. Therefore, large procurements of LCC's services and products involve lengthy selling cycles, often as long as nine months. See "Risk
Factors -- Dependence on Significant Customers and Large Contracts" and
"-- Lengthy Sales Cycle."

RESEARCH AND DEVELOPMENT

     The Company intends to continue developing new services and products and enhance existing ones to maintain its position as a leader in RF engineering and wireless network design. The Company is presently developing a number of new products, including software tools and upgrades of field measurement and analysis products. The Company's research and development efforts are focused on making its existing products easier to use, adding functionality, making the products compatible with different technologies and enabling the products to interface with other products offered by the Company or other parties. The Company is in the process of establishing a team of RF engineers, other technical personnel, management consultants and other specialists who have been asked to develop services and products specifically for use in connection with Phase 4. The Company believes that its experience in providing a range of engineering and wireless network services gives it an advantage in developing products for use by engineers providing wireless network design services. See "Risk Factors -- Rapid Technological Changes."

MANUFACTURING AND PRODUCT ASSEMBLY

     The Company assembles field measurement and analysis products by obtaining standard parts and components obtained from a variety of computer and electronic vendors and specially configuring these components to produce the field measurement and analysis products. It also engages third party contractors to assemble certain of these products based on the Company's design specifications. The proprietary aspects of the Company's systems are primarily in the product design, the software provided with the equipment and the specific applications development designed for the customer. Equipment assembly, testing and quality control are performed by the Company at its Arlington, Virginia facility. The Company currently has six employees conducting manufacturing and product assembly and ten employees involved in supporting activities, including quality control, inventory control, shipping and receiving and purchasing. Certain components used in the Company's products are presently available from limited sources. To date, the Company generally has been able to obtain supplies of these components in a timely manner from these sources. The Company began the development and assembly of its own field measurement and analysis products in early 1992 and took over performance of the bulk of its development and assembly in 1994. The Company experienced a stagnant demand for its field measurement and analysis products during 1994 (reflected in revenues from field measurement and analysis products for 1995) when it devoted its resources to enhancing its own field measurement and analysis product development capabilities rather than developing new products.

COMPETITION

     The current market for wireless network design services, related software tools and field measurement and analysis equipment and program management services is highly competitive. Many companies offer such services and products, and the Company believes that the number of other independent firms providing a combination of these services and products to wireless network operators throughout the world is increasing.

  ENGINEERING SERVICES

     LCC's competition in the provision of RF engineering services consists of
(i) companies such as Mobile Systems International, Inc., Moffett, Larson & Johnson P.C. and Comsearch, Inc., which provide a full range of RF engineering services (as well as related software), (ii) companies that provide only a portion of the engineering services, which generally act as a supplement to a wireless operator's in-house engineering staff, (iii) telecommunications equipment vendors, which provide RF engineering services through subcontractors as part of larger turnkey projects, and (iv) the internal staffs of wireless network operators. The Company believes that it is able to compete effectively against its competitors based upon its leadership position, pricing, reputation, experience, ability to provide its customers "one-stop-shopping," ability to deploy quickly a large number of RF engineers to a project, its databases for many geographic areas, its technological tools, and its relationships with major wireless operators. In particular, the Company believes that its existing customer base gives it a significant advantage in obtaining additional business for its existing and new products and services.

  SOFTWARE TOOLS

     LCC's competition for the provision of software tools consists of (i) the companies that provide the full range of RF engineering services along with related software, particularly Mobile Systems International, Inc. and Comsearch, Inc., which compete vigorously with the Company in this area, (ii) a limited number of companies that have developed software tools but generally do not provide engineering services and (iii) the internal staffs of wireless network operators. The Company believes that its experience in providing a range of engineering and network services gives it an advantage in developing software tools for use by engineers providing network design services, particularly because of the experience it receives as a result of the use of the products by its own engineers. The Company believes that competition depends on such factors as functionality, price product performance and reputation. The most successful of the Company's competitors in this area have been European companies, and LCC has been enhancing the functionality of its software tools in the GSM area to compete more effectively for European customers. In pursuing international business the Company has been flexible with the terms of its software licenses in markets where standard license terms differ from those used in the U.S.

  FIELD MEASUREMENT AND ANALYSIS EQUIPMENT

     The Company's competition for the provision of field measurement and analysis products consist of (i) full service companies and equipment vendors, particularly those specializing in field measurement and analysis products, principally Safeco Corporation and Comarco, Inc. and (ii) small independent entrepreneurial companies. As is the case with its software tools, the Company believes that its experience in providing a range of engineering and network services gives it an advantage in developing field measurement and analysis tools for use by engineers providing network design services, particularly because of the feedback it receives as a result of the use of the products by its own engineers. The Company believes that competition depends on such factors as functionality, price product performance, reputation and compatibility with software tools. LCC is designing a series of products to make LCC's field measurement and analysis tools compatible with software products from other companies.

  PROGRAM MANAGEMENT SERVICES

     Competition for the provision of program management services is highly fragmented consisting of (i) equipment vendors that provide program management services as part of larger turnkey projects, (ii) companies with experience in project management in other industries, (iii) the internal staffs of wireless network operators and (iv) small firms that focus on a limited number of the entire range of activities involved in wireless network deployment and expansion. The Company believes that competition depends on such factors as reputation, the ability to perform on schedule and within the customer's budget and quality expectations, and that its ability to have personnel specifically to address the requirements of wireless network operations will enable it to compete effectively in this area.

     There can be no assurance that competitive factors will not have an adverse effect on the Company's business. See "Risk Factors -- Risks from Competition."

SOFTWARE PROTECTION AND TECHNOLOGY LICENSES

     The Company regards its software as proprietary and has implemented protective measures both of a legal and a practical nature to ensure that the software retains that status. The Company derives protection for its software by licensing only the object code to customers and keeping the source code confidential. Like many other companies that license software, the Company does not have patent protection for its software. It therefore relies upon the copyright laws to protect against unauthorized copying of the object code of its software, and upon copyright and trade secret laws for the protection of the source code of its software. Despite this protection, competitors could copy certain aspects of the Company's software tools or field measurement and analysis products, or obtain information which the Company regards as trade secrets. In addition, the Company enters into confidentiality agreements with its employees, distributors, and customers, and limits access to and distribution of its software, documentation, and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its technology. Further, there can be no assurance that any patent issued to the Company or the copyrights registered by the Company can be successfully defended. In any event, the Company believes that factors such as technological innovation and expertise and market responsiveness are more important than the legal protections described above.

EMPLOYEES


     As of June 30, 1996, LCC employed 674 full-time employees. The Company believes that relations with its employees are good. None of its employees is part of any collective bargaining unit. The Company believes that its future growth and success will depend upon its ability to attract and retain skilled and motivated personnel. See "Risk Factors -- Dependence on Key Personnel; Management of Growth."


FACILITIES

     The Company leases approximately 144,000 square feet of office space in Arlington, Virginia. The Company recently exercised an early termination option with respect to approximately 55,000 square feet of such office space and intends to exercise similar options with respect to an additional 65,000 square feet of space. In connection with such termination, the Company has incurred and will incur one-time termination costs totalling $1.4 million. The Company recently entered into a lease with an annual rent beginning at approximately $2,951,000 for approximately 155,339 square feet of office space in McLean, Virginia for occupancy during the first quarter of 1997. The term of this lease is ten years, with two five-year renewal options. The Company also entered into a lease with an annual rent beginning at approximately $153,700 for approximately 10,245 square feet of office space in McLean, Virginia for occupancy during 1997. The term of this lease is five years with three five-year renewal options. The Company believes that its new facilities will be adequate for its needs for the foreseeable future.

LEGAL PROCEEDINGS

     The Company is party to various legal proceeding and claims incidental to its business. The Company does not believe that these matters will have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and principal positions of the members of the Company's Board of Directors and the executive officers of the Company.

               NAME                  AGE                        POSITIONS
Dr. Rajendra Singh.................  41    Chairperson of the Board of Directors
Neera Singh........................  37    Director
Mark D. Ein........................  31    Director
Arno A. Penzias....................  63    Director
Piyush Sodha.......................  37    President, Chief Executive Officer and Director
J. Michael Bonin...................  38    Vice President, Hardware
Kathryn M. Condello................  40    Vice President, Program Management
Peter A. Deliso....................  35    Vice President, Corporate Affairs, General Counsel
                                           and Secretary
Richard Hozik......................  45    Senior Vice President, Treasurer and Chief Financial
                                             Officer
Frank F. Navarrete.................  53    Vice President, Sales and Marketing
Donald R. Rose.....................  41    Senior Vice President, Software
Gerard L. Vincent..................  42    Senior Vice President, Engineering

     The Company expects that, following the Offering, one additional person will be elected to the Board of Directors, who will not be an officer, employee or stockholder of the Company or any of its affiliates.

     All officers of the Company are elected to serve in such capacities until the next annual meeting of the Board of Directors and until their successors are duly elected and qualified. References below to the Company also include its predecessors, the Founder Corporation and the Limited Liability Company, which succeeded to the business of the Founder Corporation in January 1994.

     Dr. Rajendra Singh. Dr. Rajendra Singh is the Chairperson of the Board of the Directors and co-founder of LCC. Dr. Singh was President of the Company from its formation in 1983 until September 1994, and was Chief Executive Officer from January 1994 until January 1995, and Treasurer from January 1994 until January 1996. Dr. Singh is also Chairman of the Members Committee of Telcom Ventures and RF Investors. Dr. Singh also established, developed and directed APPEX Inc., a billing services firm which was sold to Electronic Data Systems Corporation in October 1990. Dr. Singh is married to Neera Singh, a Director and, until immediately prior to the Offering, an executive officer of LCC. Dr. Singh is also a principal owner of the Founder Corporation. See "Principal and Selling Stockholders."

     Neera Singh. Neera Singh is a co-founder of LCC and has been a Director of the Company since its inception. Ms. Singh has served as Vice President of the Company from its formation in 1983 to October 1991 and Executive Vice President from January 1994 until immediately prior to the Offering. Ms. Singh also has served as Co-Chairperson of the Company from January 1995 until immediately prior to the Offering. Ms. Singh is a member of the Members Committee of Telcom Ventures. Ms. Singh is married to Dr. Rajendra Singh, a Director and former executive officer of LCC. Ms. Singh is also a principal owner of the Founder Corporation. See "Principal and Selling Stockholders."

     Mark D. Ein. Mark D. Ein has served as a Director of the Company since January 1994. Mr. Ein is a Vice President of The Carlyle Group, a private investment firm and an affiliate of the Carlyle Investors. Mr. Ein is currently a director of Telcom Ventures, RF Investors, HighwayMaster Communications, Inc., a wireless provider to the transportation industry, and various private companies. Mr. Ein worked for Brentwood Associates, a private equity investment firm, from 1989 to 1990, and for Goldman, Sachs & Co. from 1986 to 1989.

     Arno A. Penzias. Arno A. Penzias has been a Director of LCC since July 1996. Dr. Penzias currently is Vice President and Chief Scientist of Lucent Technologies, Bell Labs Innovations. From 1995 until 1996, Dr. Penzias was Vice President and Chief Scientist of AT&T Bell Laboratories. From 1981 through 1995, he was Vice President, Research of AT&T Bell Laboratories. As a scientist, Dr. Penzias is best known for his contributions to astrophysics, which earned him the Nobel Prize for Physics in 1978. Dr. Penzias also is currently a member of the Boards of Directors of Duracell International Inc., a manufacturer of batteries, and Arthur D. Little, Inc., a consulting company.

     Piyush Sodha. Piyush Sodha has been Chief Executive Officer of LCC since January 1995 and has been President of the Company since September 1994. From October 1990 through September 1994 he was Chief Operating Officer of the Company. Mr. Sodha has been a Director since January 1994. Prior to joining LCC, Mr. Sodha was Director, Product Line Management in the cellular systems division of Northern Telcom Ltd. from 1987 to 1990. From 1985 to 1987 he was a consultant in the telecommunications practice at Booz, Allen & Hamilton, and prior thereto he was Senior Associate Engineer at International Business Machines Corporation.

     J. Michael Bonin. J. Michael Bonin has been Vice President, Hardware Products, of LCC since July 1993. From 1989 until 1993 he was Director of Hardware Products for LCC. Prior to joining LCC in 1989, Mr. Bonin was Vice President and General Manager of T-Line Services, Inc., a digital microwave communications firm in San Francisco, California. Prior thereto, from 1985 to 1987, Mr. Bonin was principal and founder of a start-up manufacturing division for an international optical laser company in Irvine, California.

     Kathryn M. Condello. Kathryn M. Condello has been Vice President, Program Management, for LCC since October 1994. From March 1993 until October 1994, Ms. Condello was Director of Network Services of MCI Communications Wireless Group. From March 1990 until March 1993, Ms. Condello was Director, Business Development for Network Building & Consulting, a network development firm specializing in the acquisition, construction and deployment of wireless networks. From March 1987 until July 1988, Ms. Condello was Director of Business Planning for Cellular One/Washington-Baltimore.

     Peter A. Deliso. Peter A. Deliso has been LCC's General Counsel since June 1994 and Vice President, Corporate Affairs, and Secretary since January 1996. From late 1989 until January 1994, Mr. Deliso served as Corporate Counsel for Mobile Telecommunication Technologies Corp. ("Mtel") and its various domestic and international subsidiaries. Prior to his employment with Mtel, Mr. Deliso was with the law firm of Garvey, Schubert & Barer specializing in international, corporate and securities law.

     Richard Hozik. Richard Hozik has been Senior Vice President and Chief Financial Officer of the Company since November 1995 and Treasurer since January 1996. From October 1992 to October 1995, Mr. Hozik was employed by the J.E. Robert Companies, a privately held real estate investment and management company, where he held the position of Senior Vice President and Chief Financial Officer. From April 1992 to September 1992, Mr. Hozik was the Managing Partner of Hozik & Associates, a management consulting firm. From March 1982 to March 1992, Mr. Hozik was with GRC International, Inc. (formerly Flow General Inc.) ("GRC"), a publicly traded international technology-based products and services company, where he served as Vice President, Treasurer and Chief Financial Officer of GRC and President and Chief Executive Officer of its Biomedical Group. From 1973 to 1982, Mr. Hozik was with the international public accounting firm of Arthur Andersen LLP.

     Frank F. Navarrete. Frank F. Navarrete has been Vice President, Sales and Marketing, of LCC since October 1994 and was Director, Business Development of Telcom Ventures from April 1994 to October 1994.

From 1992 to 1994, he was Vice President Mexico-Central America for Motorola. From 1988 to 1992, he was Director Domestic Infrastructure Support-Motorola. From 1986 to 1988, he was OPS Manager for the North-East Corridor-Motorola. Mr. Navarrete was Manager Program Management North-East Corridor-Motorola.

     Donald R. Rose. Donald R. Rose has been the Senior Vice President, Software of LCC since August 1996. From October 1990 until August 1996, Mr. Rose was Senior Vice President, Engineering of the Company, and from 1988 until October 1990, he was Vice President, Engineering of the Company. Before joining the Company, Mr. Rose was Senior Project Engineer of Los Angeles Cellular Telephone Co. and a Senior Engineer of Moffet, Larson & Johnson, P.C., a telecommunications consulting firm.

     Gerard L. Vincent. Gerard L. Vincent has been Senior Vice President, Engineering of LCC since August 1996. From January 1995 to August 1996, Mr. Vincent was Vice President, Engineering of the Company, and from December 1993 to January 1995, he was Director of Engineering of the Company. Prior to joining LCC, Mr. Vincent was Director, Department of Cellular Engineering of France Telecom, from December 1989 to December 1993.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has established an Audit Committee and a Compensation and Stock Option Committee and has appointed Messrs. Ein and Penzias as the members of these committees. Following the Offering, the Audit Committee will examine and consider matters relating to the financial affairs of the Company, including reviewing the Company's annual financial statements, the scope of the independent annual audit and internal audits and the independent accountant's letter to management concerning the effectiveness of the Company's internal financial and accounting controls. The Compensation and Stock Option Committee will consider and make recommendations to the Company's Board of Directors with respect to programs for human resource development and management organization and succession, approve changes in senior executive compensation, consider and make recommendations to the Company's Board of Directors with respect to compensation matters and policies and employee benefit and incentive plans and administer the Company's stock option plans and ERISA plans, grant stock options under such stock option plans and exercise all other authority granted to it to administer such stock option and ERISA plans.

INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law (the "Delaware Law") empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) arising under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Delaware Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of stockholders or otherwise. The Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware Law and provides that to the fullest extent permitted by law, the Corporation shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.



     The Company intends to enter into separate indemnification agreements with each of its directors and executive officers pursuant to which the Company shall agree, among other things, and subject to certain limited exceptions: (i) to indemnify them to the fullest extent permitted by law against any liabilities and expenses (including attorneys' fees) reasonably incurred in connection with any threatened, pending or completed action or other proceeding arising from the fact that they are each in an Indemnifiable Capacity or because of anything done or not done by each of them in such Indemnifiable Capacity, and (ii) to advance funds to cover any such expenses no later than thirty days after demand. An Indemnifiable Capacity is defined as the fact that the person is or was a director or executive officer of the Company, or, while a director or executive officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan or other enterprise.


     The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate of Incorporation. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation awarded to, earned by, or paid to the Chief Executive Officer of the Company and each of the Company's four most highly compensated executive officers whose salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1995 (collectively, the "Named Officers"):

                                                            ANNUAL COMPENSATION(6)
                                              ---------------------------------------------------
                    NAME AND                  FISCAL                                 ALL OTHER
               PRINCIPAL POSITION              YEAR      SALARY      BONUS(4)     COMPENSATION(5)
    Dr. Rajendra Singh......................   1995           --(2)         --(2)          --(2)
      Chairperson(1)(2)
    Piyush Sodha............................   1995     $213,000    $  140,000             --
      President and Chief Executive
      Officer(1)
    Neera Singh.............................   1995     $360,000            --        $ 5,000
      Co-Chairperson and Executive Vice
      President(3)
    Donald R. Rose..........................   1995     $111,000    $1,501,000        $ 5,000
      Senior Vice President, Engineering
    J. Michael Bonin........................   1995     $130,000    $   55,000        $ 2,000
      Vice President, Hardware
    George H. Sampson.......................   1995     $123,000    $   54,000        $ 2,000
      Senior Vice President, Software(7)

- ---------------

(1) Dr. Rajendra Singh was the Chairperson of the Board of Directors and Chief Executive Officer of the Company until January 3, 1995 and he currently holds the position of Chairperson of the Board of Directors. Mr. Piyush Sodha was the President and Chief Executive Officer of the Company during most of 1995.

(2) Dr. Singh received no compensation from the Company for services rendered to the Company during the three days of fiscal year 1995 during which he was employed by the Company as its Chief Executive Officer.

(3) Effective upon the Offering, Ms. Singh will no longer be an officer of the Company and will no longer receive compensation as an employee of the Company.

(4) Includes annual distributions in 1995 under the LLC Membership Plan of approximately $140,000 to Mr. Sodha, $1,448,000 to Mr. Rose (of which $1,100,000 was deferred in 1995 from a previous year's distribution), $5,000 to Mr. Bonin and $39,000 to Mr. Sampson. Upon conversion of the LLC Membership Plan in connection with the Offering, such distributions will no longer be made. See "Certain Transactions -- Conversion of Interests Under LLC Option Plan and LLC Membership Plan into Stock Options."

(5) Includes payments by the Company for life insurance (in all cases less than $500 per individual) and contributions to the Company's 401(k) Plan.

(6) All amounts are rounded to the nearest $1,000. The amount of perquisites and other personal benefits, securities or other property has been omitted because the applicable amount of such compensation is less than $50,000 or 10% of the total annual salary and bonus reported for each Named Officer.

(7) As of August 15, 1996, Mr. Sampson is no longer an employee of the Company.

  OPTION GRANTS

     No options were granted to the Named Officers during the period presented. Options will be granted to certain Named Officers and other executive officers as described below under "Management -- Stock Plans."

EMPLOYMENT AGREEMENTS

     The Company entered into an offer letter with Mr. Piyush Sodha when he was hired on October 1, 1990. The letter provides for continued employment until terminated at will by either party with ninety days' prior written notice. Mr. Sodha has indicated an intention to terminate this employment letter (but not his employment). None of the Company's executive officers has an employment agreement with the Company other than agreements terminable at will.

AGREEMENT WITH DIRECTOR

     The Company has entered into an agreement with one of its directors, Arno Penzias, pursuant to which the Company has agreed to compensate Mr. Penzias for his services as a director as follows: (i) an annual fee of $20,000, (ii) a fee of $1,000 for each meeting of the Board of Directors he attends, (iii) an annual fee of $2,000 for each Committee on which he serves (he presently serves on the Audit Committee and the Compensation and Stock Option Committee) and (iv) an annual fee of $3,000 for any committee which he chairs (at present he does not serve as chairman of any committees). In addition, the Company has agreed to grant Mr. Penzias options under the Directors Plan. Such options are subject to vesting over a three year period and to the other terms and conditions of the Directors Plan.

STOCK PLANS

  1996 EMPLOYEE STOCK OPTION PLAN

     The Employee Plan provides for the grant of options that are intended to qualify as "incentive stock options" under Section 422 of the Code, to employees of the Company or any of its subsidiaries, as well as the grant of non-qualifying options to employees and any other individuals whose participation in the Employee Plan is determined to be in the best interests of the Company. The Employee Plan authorizes the issuance of up to 3,224,000 shares of Class A Common Stock pursuant to options granted under the Employee Plan (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The Compensation and Stock Option Committee of the Board of Directors will administer the Employee Plan and will grant options to purchase Class A Common Stock.

     The option exercise price for incentive stock options granted under the Employee Plan may not be less than 100% of the fair market value of the Class A Common Stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Class A Common Stock). The option exercise price for non-incentive stock options granted under the Employee Plan may not be less than par value of the Class A Common Stock on the date of grant of the option. The maximum option term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding Class A Common Stock). Options may be exercised at any time after grant, except as otherwise provided in the particular option agreement. There is also a $100,000 limit on the value of Class A Common Stock (determined at the time of grant) covered by incentive stock options that first become exercisable by an optionee in any year. The maximum number of shares of Class A Common Stock subject to options that can be awarded under the Employee Plan to any person is 1,000,000 shares.

     Payment for shares purchased under the Employee Plan may be made either in cash or, if permitted by the particular option agreement, by exchanging shares of Class A Common Stock with a fair market value equal to the option exercise price and cash for any difference. Options may, if permitted by the particular option agreement, be exercised by directing that certificates for the shares purchased be delivered to a licensed broker as agent for the optionee, provided that the broker tenders to the Company cash or cash equivalents equal to the option exercise price plus the amount of any taxes that the Company may be required to withhold in connection with the exercise of the option.

     Options granted under the Employee Plan are not transferable (other than by will or the laws of descent and distribution) and may be exercised only by the optionee during his or her lifetime. If any optionee's employment with the Company terminates by reason of death or permanent and total disability or the optionee dies within 30 days after a termination other than for cause (or within 180 days after a termination of employment due to disability), the optionee's options, whether or not then exercisable, may be exercised within 180 days after such death or disability unless otherwise provided in the option agreement (but not later than the date the option would otherwise expire). If the optionee's employment terminates for any reason other than cause, death or disability, options held by such optionee will terminate 30 days after such termination unless otherwise provided in the option agreement or approved by the Compensation and Stock Option Committee (but not later than the date the option would otherwise expire). If the optionee's employment terminates for cause, options held by such optionee will terminate on such termination unless otherwise provided in the option agreement or approved by the Compensation and Stock Option Committee (but not later than the date the option would otherwise expire). If the optionee is not an employee, the Compensation and Stock Option Committee will provide in the option agreement when the option will terminate.

     The Board of Directors may amend the Employee Plan with respect to shares of Class A Common Stock as to which options have not been granted. However, the Company's stockholders must approve any amendment that would (i) materially change the requirements as to eligibility to receive options; (ii) materially increase the benefits accruing to participants who are considered "insiders" for purposes of Rule 16b-3 of the Securities and Exchange Act of 1934; or (iii) increase the number of shares that may be sold pursuant to options granted under the Employee Plan (except for adjustments upon changes in capitalization).

     It is anticipated that, in connection with the Offering, options to purchase approximately 590,000 shares of Class A Common Stock at the Offering price will be granted to approximately 265 employees. Options granted will vest with respect to one-third of the shares subject to the options on each of the first three anniversaries of the date of grant. The options will expire no later than the tenth anniversary of the date of grant.


     It is also anticipated that, in connection with the Offering, options to purchase approximately up to an aggregate of 2,160,000 shares of Class A Common Stock will be issued to certain employees of the Company and three individuals employed by Telcom Ventures. These options will replace options granted by the Limited Liability Company under the LLC Option Plan adopted in March 1996 and phantom membership awards under the LLC Membership Plan adopted in 1994. The exercise price for options replacing options under the LLC Option Plan is intended to be equivalent to the exercise price of the options granted under the LLC Option Plan (approximately $9.70 per share, or approximately 69% of the Offering price) and is intended to be for equivalent equity percentage ownership. The number of options and option exercise prices for options replacing phantom membership interests previously granted under the LLC Membership Plan will be 1,343,150 and 25% of the initial offering price of the Class A Common Stock ($3.50 per share, assuming a public offering price of $14 per share) which was calculated under a conversion formula intended to maintain comparable value with phantom membership awards under the LLC Membership Plan. See "Certain Transactions -- Conversion of Interests under LLC Option Plan and LLC Membership Plan into Stock Options."


  1996 DIRECTORS STOCK OPTION PLAN


     The Company's 1996 Directors Stock Option Plan (the "Directors Plan") provides for the "formula" grant of options that are not intended to qualify as "incentive stock options" under Section 422 of the Code to Dr. Rajendra Singh, Neera Singh and directors of the Company who are not officers or employees of the Company or any subsidiary of the Company (each an "Eligible Director"). The Directors Plan authorizes the issuance of up to 60,000 shares of Class A Common Stock and 250,000 shares of Class B Common Stock (for directors eligible to hold Class B Common Stock, such as Dr. Rajendra Singh and Neera Singh), pursuant to options granted under the Directors Plan (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The option exercise price for options granted under the Directors Plan will be 100% of the fair market value of the shares of Common Stock on the date of grant of the option. Under the Directors Plan, each Eligible Director who is not eligible to hold shares of Class B Common Stock (such as Mark Ein and Arno Penzias) will be granted an initial option to purchase 10,000 shares of Class A Common Stock in connection with the Offering or on later commencement of service. Each Eligible Director who is eligible to hold shares of Class B Common Stock and who is a director as of the time of the Offering (Dr. Rajendra Singh and Neera Singh) will be granted an initial option to purchase 35,000 shares of Class B Common Stock in connection with the Offering, and an additional option to purchase 22,500 shares of Class B Common Stock as of each of the next four annual meetings of the stockholders of the Company if the Eligible Director continues to be an Eligible Director. Options granted with respect to Class A Common Stock will become immediately exercisable with respect to directors who were directors of the Company prior to July 1, 1996 (Mark Ein) and will become exercisable with respect to one-third of the shares of Class A Common Stock that are subject to the options on each of the first three anniversaries of the date of grant subject to acceleration of vesting on a change of control (as defined in the Directors Plan) with respect to directors who become directors of the Company after July 1, 1996 (Arno Penzias). Such options will expire no later than the tenth anniversary of the date of grant. Options granted with respect to Class B Common Stock will become exercisable immediately following the date of grant, and will expire no later than the fifth anniversary of the date of grant.


     Payment for shares purchased under the Directors Plan may be made either in cash or by exchanging shares of Class A Common Stock with a fair market value equal to the option exercise price and cash or certified check for any difference. Options may be exercised by directing that certificates for the shares purchased be delivered to a licensed broker as agent for the optionee, provided that the broker tenders to the Company cash or cash equivalents equal to the option exercise price plus the amount of any taxes that the Company may be required to withhold in connection with the exercise of the option.

     Options granted under the Directors Plan are not transferable (other than by will or the laws of descent and distribution) and may be exercised only by the optionee during his or her lifetime. If any optionee's service as a director with the Company terminates by reason of death or permanent and total disability, the optionee's options, whether or not then exercisable, may be exercised within 180 days after such death or disability (but not later than the date the option would otherwise expire). If the optionee's service as a director terminates for any reason other than death or disability, options held by such optionee will terminate 60 days after such termination (but not later than the date the option would otherwise expire).

     The Board of Directors may amend the Directors Plan with respect to shares of Common Stock as to which options have not been granted but no more than once in a six month period other than to comport with changes in applicable Federal laws. However, the Company's stockholders must approve any amendment that would
(i) change the requirements as to eligibility to receive options; (ii) materially increase the benefits accruing to participants under the Directors Plan; or (iii) materially increase the number of shares of Common Stock that may be sold pursuant to options granted under the Directors Plan (except for adjustments upon changes in capitalization).

  EMPLOYEE STOCK PURCHASE PLAN


     Under the Company's Employee Stock Purchase Plan, 360,000 shares of Class A Common Stock are available for purchase by eligible employees of the Company (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction). The Employee Stock Purchase Plan permits eligible employees to elect to have a portion of their pay deducted by the Company to purchase shares of Class A Common Stock of the Company. In the event there is any increase or decrease in shares of Class A Common Stock without receipt of consideration by the Company (for instance, by a recapitalization or stock split), there may be a proportionate adjustment to the number and kinds of shares that may be purchased under the Employee Stock Purchase Plan. Generally, payroll deductions and other payments will be accumulated during the period specified by the Compensation and Stock Option Committee (the "Payroll Deduction Period").


     The Employee Stock Purchase Plan will be administered by the Compensation and Stock Option Committee. The Compensation and Stock Option Committee will have the authority to interpret the Employee Stock Purchase Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the Employee Stock Purchase Plan, all of which determinations will be final and binding.

     Any employee of the Company or any of its subsidiaries may participate in the Employee Stock Purchase Plan, except the following, who are ineligible to participate: (i) an employee who has been employed by the Company or a participating affiliate for less than six months as of the beginning of a Payroll Deduction Period; (ii) an employee whose customary employment is for less than five months in any year; (iii) an employee whose customary employment is 20 hours or less per week; and (iv) an employee who, after exercising his or her rights to purchase stock under the Employee Stock Purchase Plan, would own stock (including stock that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of stock of the Company. An employee must be employed on the last day of the Payroll Deduction Period in order to acquire stock under the Employee Stock Purchase Plan unless the employee has retired, died or become disabled.

     An eligible employee may become a participant in the Employee Stock Purchase Plan by completing an election to participate in the Employee Stock Purchase Plan authorizing the Company to have deductions made from pay on each pay day following enrollment in the Employee Stock Purchase Plan. The deductions will be credited to the employee's account under the Employee Stock Purchase Plan. An employee may not during any Payroll Deduction Period change his or her percentage of payroll deduction for that Payroll Deduction Period, nor may an employee withdraw any contributed funds other than by terminating participation in the Employee Stock Purchase Plan (as described below). A participating employee who is not an executive officer subject to Section 16 under the Exchange Act (a "Section 16 officer"), may terminate payroll deductions or contributions for the remainder of a Payroll Deduction Period.

     Rights to purchase shares of Class A Common Stock will be deemed granted to participating employees as of the first trading day of each Payroll Deduction Period. The purchase price for each share (the "Purchase Price") will be established by the Compensation and Stock Option Committee, but will not be less than 85% of the fair market value of the shares of Class A Common Stock on the first or last trading day of such Payroll Deduction Period, whichever is lower.

     No employee may purchase shares of Class A Common Stock in any year under the Employee Stock Purchase Plan and all other "employee stock purchase plans" of the Company and any subsidiary having an aggregate fair market value in excess of $25,000, determined as of the first trading date of the Payroll Deduction Period.

     On the last trading day of the Payroll Deduction Period, a participating employee will be credited with the number of whole shares of Class A Common Stock purchased under the Employee Stock Purchase Plan during such period. Shares of Class A Common Stock purchased under the Employee Stock Purchase Plan will be held in the custody of an agent (the "Agent"). The Agent may hold the shares of Class A Common Stock purchased under the Employee Stock Purchase Plan in stock certificates in nominee names and may commingle shares held in its custody in a single account or stock certificate, without identification as to individual employees. An employee may, however, instruct the Agent to have all or part of such shares reissued in the employee's own name and have the stock certificate delivered to the employee.

     In the event the total number of shares of Class A Common Stock reserved for issuance at the conclusion of the Payroll Deduction Period is insufficient to cover the number of shares to be purchased by all participating employees during the same Payroll Deduction Period, then each participating employee will be (i) credited with a pro rata portion of the available shares, and (ii) refunded all monies in excess of those required to purchase the shares credited the employee.

     A participating employee will be refunded all monies in his or her account, and his or her participation in the Employee Stock Purchase Plan will be terminated, if: (i) the employee elects to terminate participation by delivering a written notice to that effect to the Company; (ii) the employee ceases to be employed by the Company or a participating subsidiary except on account of death, disability, retirement; (iii) the Board of Directors elects to terminate the Employee Stock Purchase Plan; or (iv) the employee ceases to be eligible to participate in the Employee Stock Purchase Plan, provided, however, that a participating employee who is a Section 16 officer does not have the discretion to voluntarily terminate participation in the Employee Stock Purchase Plan during a Payroll Deduction Period. If a participating employee terminates employment on account of death, disability or retirement, the participating employee will have the following alternatives: (i) refund of all monies in his or her account, or (ii) purchase of shares of Class A Common Stock on the last day of the Payroll Deduction Period with the amounts then accumulated in his or her account (absent a timely election, the participating employee (or his or her legal representative) will be deemed to have elected to receive a refund); provided, however, that a participating employee who is a Section 16 officer does not have the discretion to receive a refund.

     No participating employee (or his or her legal representative in the case of death) may assign his or her rights to purchase shares of Class A Common Stock under the Employee Stock Purchase Plan, whether voluntarily, by operation of law or otherwise.

     The Board of Directors may, at any time, amend the Employee Stock Purchase Plan in any respect; provided, however, that without approval of the stockholders of the Company no amendment shall be made (i) increasing the number of shares that may be made available for purchase under the Employee Stock Purchase Plan, (ii) changing the eligibility requirements for participating in the Employee Stock Purchase Plan or (iii) impairing the vested rights of participating employees.

     The Board of Directors may terminate the Employee Stock Purchase Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participants that have vested at the time of termination. In any event, the Employee Stock Purchase Plan shall without further action of the Board of Directors, terminate at the earlier of (i) ten years after the adoption of the Employee Stock Purchase Plan by the Board of Directors and (ii) such time as all shares of Class A Common Stock that may be made available for purchase under the Employee Stock Purchase Plan have been issued.

  1994 INCENTIVE COMPENSATION PLAN

     The Company has adopted the 1994 Incentive Compensation Plan (the "Compensation Plan"). Under the Compensation Plan, the Compensation and Stock Option Committee may, from time to time, in its sole discretion, grant awards to those employees of the Company whose responsibilities and decisions, in the opinion of the Compensation and Stock Option Committee, affect the long-term sustained growth and profitability of the Company. Each incentive award entitles the recipients thereof to receive a cash payment on the date specified in the corresponding award agreement. To date, all incentive awards granted are payable on the third anniversary of the grant thereof. At the discretion of the Compensation and Stock Option Committee, participating employees may borrow a portion of the total amount of their incentive awards. The Compensation Plan has no termination date, although the Board of Directors may, in its sole discretion, terminate the Compensation Plan at any time, provided such termination does not adversely affect the rights of participants with respect to awards previously granted.

  401(k) PLAN

     The Company maintains a retirement plan (the "401(k) Plan") intended to qualify under Sections 401(a) and 401(k) of the Code (although it has not requested a determination letter from the Internal Revenue Service (the "IRS") as to the tax-qualified status thereof). The 401(k) Plan is a defined contribution plan that covers employees of the Company at least 21 years of age, who have been employed by the Company for at least one year. Employees may contribute up to 15% of their annual wages (subject to an annual limit prescribed by the Code) as pretax, salary deferral contributions. The Company may, in its discretion, match employee contributions up to a maximum of 3% of annual wages. The Company's contributions to the 401(k) Plan for the year ended December 31, 1995 and the six months ended June 30, 1996 were approximately $419,000 and $225,000, respectively. As of June 30, 1996, 466 of the Company's current employees were participants in the 401(k) Plan. In 1994, the Company requested a compliance statement pursuant to the IRS voluntary compliance resolution program with respect to the correction of an operational defect in the 401(k) Plan resulting from the 401(k) Plan's recordkeeper's nondiscrimination tests. The IRS is currently reviewing the request.

                              CERTAIN TRANSACTIONS

     The following is a summary of certain transactions and relationships among the Company and its associated entities, and among the directors, executive officers and stockholders of the Company and its associated entities.

THE MERGER

     In connection with the Offering, LCC International will become the corporate successor to the Limited Liability Company. Immediately prior to the consummation of the Offering, the Limited Liability Company will be merged with and into LCC International. LCC International will be the surviving company in the Merger, and the separate existence of the Limited Liability Company will cease. As a result of the Merger, LCC International will own all of the assets and rights and be subject to all of the obligations and liabilities of the Limited Liability Company, including under the Credit Facility and the Exchangeable Notes. Because the Merger is intended to qualify as tax-free under
Section 351 of the Code, the tax basis of the assets held by LCC International after the Merger will be the same as the tax basis of the assets held by the Limited Liability Company immediately before the Merger, and LCC International will add to its holding period for certain assets the period for which the Limited Liability Company held such assets.

     In connection with the Merger, 11,250,751 shares of Class B Common Stock will be issued to RF Investors, 85,233 shares of Class B Common Stock will be issued to the Founder Corporation and 28,411 shares of Class A Common Stock will be issued to TC Group. Immediately prior to the Merger, Telcom Ventures will transfer its membership interest in the Limited Liability Company to RF Investors in return for a membership interest in RF Investors of 99% (the remaining membership interests of 0.75% and 0.25% will be held directly by the Founder Corporation and TC Group, respectively). It is presently intended that subsequent to the Offering the Founder Corporation and TC Group will contribute their shares of Common Stock to RF Investors. As a result of the Merger, RF Investors and the Founder Corporation will own Class B Common Stock which will represent upon consummation of the Offering 94.8% of the combined voting power of both classes of Common Stock. See "Risk Factors -- Control of the Company by RF Investors" and "Description of Capital Stock."

     Pursuant to the Merger, LCC International will be required to indemnify Telcom Ventures, RF Investors, the Founder Corporation, the Carlyle Investors and TC Group against any liability for obligations and liabilities associated with the Limited Liability Company's operations. LCC International will bear all of the costs incurred by the Limited Liability Company and such entities, including transfer taxes and related fees, in connection with the Merger.

CONVERSION OF INTERESTS UNDER LLC OPTION PLAN AND LLC MEMBERSHIP PLAN INTO STOCK OPTIONS

     In March 1996, the Limited Liability Company adopted the LLC Option Plan. Under the LLC Option Plan, options to purchase membership interests in the Limited Liability Company were made available for grants to employees at an exercise price based on the fair market value of the Limited Liability Company at the time the options were granted, as determined by the Limited Liability Company. In connection with the Offering, the options granted under the LLC Option Plan (none of which have been exercised) will be replaced by stock options granted under the Employee Plan which have an option exercise price equivalent to the current exercise price of the options granted under the LLC Option Plan (approximately $9.70 per share, or approximately 69% of the Offering price). 930,000 shares have been reserved under the Employee Plan to replace options granted under the LLC Option Plan. See "Management -- Stock Plans."

     In 1994, the Company adopted the LLC Membership Plan. Under the LLC Membership Plan, the Company has issued awards entitling the holders thereof to participate in distributable profits of the Limited Liability Company as determined by its members' committee. In connection with the Offering, all phantom membership awards will be converted into options under the Employee Plan and each participant's right to participate in distributable profits will automatically terminate. The number of options and the option exercise prices for options replacing phantom membership interests previously granted under the LLC Membership Plan will be calculated under a conversion formula, intended to maintain comparable value, generally using 25% of the fair market value of the shares of Class A Common Stock subject to the options at the time of conversion. Approximately 1,343,150 shares have been reserved under the Employee Plan to replace options granted under the LLC Membership Plan. See Note 13 to the Consolidated Financial Statements.

CORPORATE OPPORTUNITY


     The Company and Telcom Ventures Group will enter into the Intercompany Agreement, effective upon the Offering. Such agreement has been negotiated in connection with the Offering and does not necessarily represent an arms' length transaction due to the control of the Company by the Telcom Ventures Group. Under the Intercompany Agreement, Telcom Ventures, RF Investors, the Founder Corporation and the Singh Family Group have agreed that, until the earlier of
(i) the date on which the Telcom Ventures Group no longer possesses voting control of the Company or (ii) the occurrence of certain termination events specified in the Formation Agreement among the Telcom Ventures Group, none of them will, directly or indirectly, participate or engage, other than through the Company, in any of the Company's traditional business activities, defined as (i) the provision of cellular radio frequency engineering and network design services to the wireless telecommunications industry, (ii) the provision of program management services or deployment or construction related consulting services to the wireless telecommunications industry and (iii) the manufacture, sale, license, distribution or servicing of any radio network planning software tools or drive test field measurement and analysis equipment which are used by LCC in connection with LCC services described in the foregoing clauses (i) or
(ii). The foregoing prohibition does not apply to services provided to third parties in which any member of the Telcom Ventures Group holds or is considering the acquisition of an investment where the provision of services is incidental to such member's investment or to the ownership by any member of the Telcom Ventures Group of up to 5% of the outstanding securities of any entity as long as no member of the Telcom Ventures Group participates in the management of such entity. Under the Intercompany Agreement, each of the Carlyle Investors (but not its affiliates) has also agreed not to invest in any entity whose primary business is to compete with the Company in its traditional business activities (excluding program management) until the earlier of (i) the date on which such Carlyle Investor no longer owns directly or indirectly, an interest in the Company or (ii) the occurrence of certain termination events specified in the Formation Agreement among the Telcom Ventures Group.


     In consideration of the foregoing agreements of the Telcom Ventures Group, the Company has agreed that, if any opportunity to invest in or acquire a third party the value of which could reasonably be deemed to exceed $1 million (an "Investment Opportunity") is presented to the Company that it wishes to refer to a third party, the Company must give written notice to Telcom Ventures of such Investment Opportunity. Telcom Ventures has five business days following its receipt of the notice to inform the Company of its desire to pursue the Investment Opportunity. If Telcom Ventures does not wish to pursue the Investment Opportunity, or fails to provide timely notice to the Company of its interest, the Company may refer the Investment Opportunity to any third party.

ADVANCES TO AND FROM TELCOM VENTURES AND RELATED PARTIES

     The Limited Liability Company was capitalized in January 1994 with a contribution of $16.7 million from Telcom Ventures in exchange for a 99% interest in the Limited Liability Company. Telcom Ventures' capital contribution consisted of $6.4 million in the form of assets, net of liabilities assumed, formerly employed by the Founder Corporation and affiliates in the Company's business, which were transferred to the Limited Liability Company at their respective carrying values, and $10.3 million in cash received by Telcom Ventures from the Carlyle Investors. The Founder Corporation and TC Group (on behalf of the Carlyle Investors) received 0.75% and 0.25% interests in the Limited Liability Company.

     Since January 1, 1995, the Company made loans totaling $15.1 million to Telcom Ventures at a variable interest rate of prime plus 3.0%, escalating at 0.25% increments at various intervals over the term of the debt. Prior to the Offering, the amount of such advances, along with accrued interest thereon, will be dividended to Telcom Ventures and used to repay the loans.


     Immediately following the Offering, the Company will make a loan of $3.5 million to Telcom Ventures from proceeds of the Offering to assist Telcom Ventures in paying certain taxes due in connection with the MCI Note Assumption. Such loan will be repayable over five years, with equal annual principal payments over the term of the loan. Interest will accrue at the rate of LIBOR plus 1.75% and be payable annually. Such loan will be senior indebtedness of Telcom Ventures. Upon the sale by Telcom Ventures or any of its affiliates (defined as each entity controlling, controlled by or under common control with, Telcom Ventures, each natural person that controls Telcom Ventures and each member of Telcom Ventures as of the date of the loan) of shares of Common Stock resulting in Telcom Ventures and such affiliates, in the aggregate, owning less than 25% of the outstanding Common Stock, the Company may declare the loan to be due and payable.


     During 1995, the Company converted outstanding receivables in the amount of $1.4 million owed by Corporacion Mobilcom S.A. de C.V. (d/b/a Tricom), a company in which Dr. Rajendra Singh and members of his family holds an 15.0% indirect interest and of which the Carlyle Investors own through Telcom Ventures approximately 4.5%, into promissory notes. The notes bear interest at approximately 16.5% per annum, payable monthly. The principal amount and all accrued interest was due in January 1996 and currently remain outstanding. The Company expects payments to be made on these notes from capital contributions to be made by the shareholders of this entity during 1996, including Dr. Singh and such members of his family.

REGISTRATION RIGHTS

     It is anticipated that, concurrently with the Offering, the Company, RF Investors and MCI will enter into one or more registration rights agreements which will relate to the Class A Common Stock issuable upon conversion of Class B Common Stock or in the MCI Conversion, respectively. RF Investors and MCI have or will have certain "demand" rights to require the Company to register their Common Stock for sale and may register shares on a "piggyback" basis in connection with most registered public offerings of securities of the Company. RF Investors and MCI will be entitled to registration rights that would, among other things, permit each of them to submit three demand registration requests to the Company (and one of the RF Investors' demands may be exercised by the Carlyle Investors following a distribution of shares of Common Stock by RF Investors to Carlyle). See "Description of Capital Stock -- Certain Relationships Between the Founder Corporation and the Carlyle Investors Affecting the Company." Generally, the Company is required to use "best efforts" to file a registration statement with the Commission within 90 days of receiving such a request. However, once a year, the Company may defer a registration request from RF Investors or MCI for a period of up to 90 days if the Board of Directors makes a good faith determination that it would be "seriously detrimental" to the Company to file a registration statement within the time period otherwise required. The Company will pay all expenses (other than underwriters' discounts and commissions) in connection with such registrations.

     The Company intends to file a registration statement under the Securities Act with respect to the 3,944,000 shares of Common Stock available upon exercise of options under the Employee Plan, the Directors Plan and the Employee Stock Purchase Plan.


CARLYLE OPTION DESIGNEE STOCK OPTIONS



     The Company has reserved 85,000 shares of Class A Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction) for issuance pursuant to options to be granted to the Carlyle Option Designees (the "Carlyle Option Designee Stock Options"). The option exercise price for the Carlyle Option Designee Stock Options will be 100% of the fair market value of the Class A Common Stock on the date of grant of the option. The applicable Carlyle Option Designees will be granted an initial option to purchase 25,000 shares of Class A Common Stock in connection with the Offering, and an additional option to purchase 15,000 shares of Class A Common Stock on each of the next four anniversaries of the initial date of grant. Options granted will vest immediately. The options will expire no later than the fifth anniversary of the date of grant.


THE EXCHANGEABLE NOTES

     Since January 1, 1995, the Company has paid MCI approximately $1.4 million in interest under the LCC Note. The Company presently intends to exercise its option in August 1997 to cause the Exchangeable Notes to be exchanged for Class A Common Stock. Immediately prior to the Merger the Company intends to assume the Telcom Note. See "The MCI Notes, MCI Note Assumption and MCI Conversion" and "The Merger."

FUTURE TRANSACTIONS WITH OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

     The Company has adopted a policy prior to the Offering pursuant to which it will not permit future loans or other material transactions between the Company and its officers, directors or principal stockholders, or affiliates of any of them, for other than bona fide business purposes or on terms less favorable than could reasonably be obtained from third parties, other than those involving the performance or renewal of existing arrangements, unless approved by a majority (or all, if there are two or fewer) of the independent directors of the Company who have no interest in such transaction.

PROVISION OF SERVICES AND PRODUCTS TO TELCOM VENTURES AND PARTIES RELATED
THERETO


     The Company provides engineering services and software products to Telcom Ventures and various other companies owned, in part, by Telcom Ventures or its members. Revenues earned since January 1, 1995 for such services and products were approximately $4.4 million through June 30, 1996. Trade accounts receivable from these related parties were approximately $2.2 million at June 30, 1996.


     The Limited Liability Company shares office space and office equipment with Telcom Ventures. The Limited Liability Company has allocated such costs between the Limited Liability Company and Telcom Ventures on a usage basis as it has deemed appropriate. Since January 1, 1995, the aggregate amount of such cost allocated to Telcom Ventures was approximately $191,000 through June 30, 1996. The amount of such costs owed to the Company is included as part of the loans totaling $14.1 million made by the Company to Telcom Ventures as of June 30, 1996. Concurrently with the Offering, the Company and Telcom Ventures will enter into an overhead and administrative services agreement. Pursuant to the overhead and administrative services agreement, certain management personnel and other employees of the Company will provide certain administrative services, principally related to human resource management functions and, until the first quarter of 1997, to administration of accounts payable and accounts receivable systems and provisions of general office support services, to Telcom Ventures and Telcom Ventures will sublease office space from the Company. Telcom Ventures will be obligated to pay the Company a monthly fee for such administrative services and office space based on a reasonable estimate of the Company's cost of providing same. While this agreement is not the result of arm's length negotiations, it is designed to reimburse the Company for its costs in providing such services (including costs of personnel), and the Company believes that the terms of such agreements are reasonable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, (i) as of the date hereof, as adjusted to reflect the Merger and (ii) following the sale of Class A Common Stock by the Selling Stockholder, certain information with respect to stock ownership of (a) all persons known by the Company to be beneficial owners of five percent or more of its outstanding Common Stock, (b) each of the Company's directors and (c) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares shown as beneficially owned by them.


                                          PRE-OFFERING                                 POST-OFFERING
                                    -------------------------                    -------------------------
                                    AMOUNT AND    PERCENT OF                     AMOUNT AND    PERCENT OF
                                    NATURE OF       COMMON        NUMBER OF      NATURE OF       COMMON
         NAME AND ADDRESS           BENEFICIAL       STOCK       SHARES BEING    BENEFICIAL       STOCK
      OF BENEFICIAL OWNER(1)        OWNERSHIP     OUTSTANDING      OFFERED       OWNERSHIP     OUTSTANDING
RF Investors(2)(4)................  11,250,751        99.0%        2,250,000      9,000,751        64.3%
  c/o 2300 Clarendon Blvd.
  Arlington, Virginia 22201
Founder Corporation(3)(4).........  11,335,984        99.7         2,250,000      9,085,984        64.5
  c/o 2300 Clarendon Blvd.
  Arlington, Virginia 22201
Rajendra Singh(3)(4)(5)(6)........  11,335,984        99.7         2,250,000      9,155,984        64.7
  c/o 2300 Clarendon Blvd.
  Arlington, Virginia 22201
Neera Singh(3)(4)(5)(6)...........  11,335,984        99.7         2,250,000      9,155,984        64.7
  c/o 2300 Clarendon Blvd.
  Arlington, Virginia 22201
Mark D. Ein(6)(8).................          --       --                   --         10,000       *
  c/o The Carlyle Group
  1001 Pennsylvania Ave., NW
  Washington, DC 20004
Arno A. Penzias(6)................          --          --                --             --          --
  c/o Lucent Technologies/Bell
  Labs
  700 Mountain Ave.
  Murray Hill, NJ 07974-0636
Piyush Sodha(7)(9)................          --          --                --        181,720         1.3
  c/o 2300 Clarendon Blvd.
  Arlington, Virginia 22201
All Directors, and Executive
  Officers as a Group (11
  Persons)(10)....................  11,395,395       100.0                --      9,851,405        66.3


- ---------------
* Less than 0.1%.

- ---------------

 (1) Unless otherwise noted, the Company believes that all of such shares are owned of record by each individual named as beneficial owner and that such individual has sole voting and dispositive power with respect to the shares of Common Stock owned by each of them.

 (2) Does not include the 85,233 shares of Class B Common Stock held by the Founder Corporation or the 28,411 shares of Class A Common Stock held by TC Group.

 (3) Represents all outstanding shares of the Class B Common Stock, of which 85,233 shares are held by the Founder Corporation and the remainder of which are held by RF Investors, a subsidiary of Telcom Ventures. Telcom Ventures is owned 75% by the Founder Corporation and 25% by the Carlyle Investors. The Founder Corporation is owned by the Singh Family Group. Dr. Rajendra Singh and Neera Singh are the sole directors and executive officers of the Founder Corporation. Does not include the 28,411 shares of Class A Common Stock held by TC Group.

 (4) The holders of the 85,233 shares of Class B Common Stock and 28,411 shares of Class A Common Stock described in note 2 above intend to transfer such shares to RF Investors following the Offering.


 (5) The Post-Offering column includes options to acquire 70,000 shares of Class B Common Stock that will be granted to Dr. Rajendra Singh and Neera Singh and which are exercisable within 60 days of the date of the consummation of the Offering.


 (6) Director.

 (7) Director/Executive Officer.

 (8) Includes options to acquire 10,000 shares of Class A Common Stock that will be granted to Mr. Ein and which are exercisable within 60 days of the date of the consummation of the Offering. Mr. Ein is a Vice President of The Carlyle Group, an affiliate of the Carlyle Investors. Mr. Ein disclaims beneficial ownership of the shares of Common Stock owned indirectly by the Carlyle Investors through its 25% ownership of RF Investors and its ownership of TC Group, and any shares of stock issuable upon the exercise of Carlyle Option Designee Stock Options.

 (9) Consists entirely of shares issuable upon the exercise of stock options that will be exercisable within 60 days of consummation of the Offering.

(10) Includes the shares held by RF Investors, the Founder Corporation and TC Group and director and executive officer stock options which are exercisable within 60 days of the date hereof, but does not include any shares of stock issuable upon exercise of Carlyle Option Designee Stock Options.

     As of the date of this Prospectus, there are no agreements or other arrangements or understandings known to the Company concerning the voting of the Common Stock or otherwise concerning control of the Company other than those described below. See "Description of Capital Stock -- Certain Relationships Between the Founder Corporation and Carlyle Investors Affecting the Company." There are no pre-emptive rights applicable to the Common Stock. See "Description of Capital Stock."

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company is based, in part, on the provisions of the Certificate of Incorporation and Bylaws. The authorized capital stock of the Company consists of 70 million shares of Class A Common Stock, 20 million shares of Class B Common Stock, and 10 million shares of preferred stock, par value $0.1 per share (the "Preferred Stock").

COMMON STOCK

     The Company has two classes of authorized Common Stock, Class A Common Stock, which is being offered hereby, and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock, which may be owned only by Telcom Ventures and certain of its affiliates or a successor thereof, has ten votes per share.

     All outstanding shares of Class A Common Stock and Class B Common Stock are, and all shares of Class A Common Stock and Class B Common Stock to be outstanding upon consummation of the Offering will be, validly issued, fully paid and nonassessable.

     After the Offering and the Merger, RF Investors (together with the Founder Corporation) will own all the outstanding shares of Class B Common Stock, which will represent 94.8% of the combined voting power of both classes of Common Stock. As a result, RF Investors will have the ability to elect all of the Company's directors and will continue to control the Company. See "Risk
Factors -- Control of the Company by RF Investors." The Class B Common Stock, which has effective control of the Company, is not being offered by this Prospectus. Except as otherwise required by law, shares of Class A Common Stock and Class B Common Stock vote together on all matters, including the election of directors.


     The Company may not issue any Class B Common Stock at any time after the completion of the Offering except pursuant to any stock option plan adopted by the Board of Directors and approved by the stockholders and except with respect to stock dividends declared on Class B Common Stock. Each outstanding share of Class B Common Stock may, at the option of the holder thereof, at any time, be converted into one share of Class A Common Stock. Each share of outstanding Class B Common Stock shall convert into one share of Class A Common Stock immediately upon transfer to any holder other than the following (an "Eligible Class B Stockholder"): (i) Telcom Ventures, one or more subsidiaries thereof or any successor to Telcom Ventures or one or more subsidiaries thereof, (ii) the Founder Corporation or any successor thereto, or (iii) any one or more of Dr. Rajendra Singh, Neera Singh, other members of the immediate family of Dr. Rajendra and Neera Singh or their lineal descendants, spouses of lineal descendants or lineal descendants of spouses, or any trusts for the benefit of any of the foregoing. If the shares of Class B Common Stock held by the Eligible Class B Stockholders in the aggregate constitute 10% or less of the outstanding shares of Common Stock, each share of Class B Common Stock shall immediately convert into one share of Class A Common Stock. Each share of outstanding Class B Common Stock which is held by any Eligible Class B Stockholder shall immediately convert into one share of Class A Common Stock at such time as such holder is no longer an Eligible Class B Stockholder.


     Holders of Common Stock will have no cumulative voting rights and no preemptive, subscription, or sinking fund rights. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to issue, from time to time and without further stockholder action, one or more series of Preferred Stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Preferred Stock issued with voting, conversion or redemption rights may adversely affect the voting power of the holders of Common Stock, and could discourage any attempt to obtain control of the Company. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock, and there are presently no agreements or understandings for the issuance of any shares of Preferred Stock.

CERTAIN RELATIONSHIPS BETWEEN THE FOUNDER CORPORATION AND CARLYLE INVESTORS AFFECTING THE COMPANY

     The RF Investors and Telcom Ventures limited liability company agreements provide that, for as long as the Carlyle Investors collectively own at least 5% of the total membership interests of Telcom Ventures, Telcom Ventures shall vote any and all shares of the Company held by it, and shall cause RF Investors to vote any and all shares held by it, from time to time: (i) to elect as directors of the Company two persons recommended by the Carlyle Investors and (ii) not take any of the following actions without the consent of the Carlyle Investors:
(a) approve any amendment to the Certificate of Incorporation or the Bylaws of the Company; (b) approve the incurrence by the Company of any debt (or the granting of security relating to the incurrence of debt) if as a result of such incurrence, the debt to equity ratio of the Company exceeds 6:1, or, if as a result of such debt incurrence, the total outstanding debt of the Company exceeds $50 million plus or minus, as the case may be, the cumulative net income or net losses of the Company after January 1994; (c) approve any new affiliated party transactions in excess of $150,000 or of modifications to existing transactions, subject to certain limited exceptions; (d) approve appointment of independent accountants of the Company other than one of the "big six" accounting firms; or (e) approve certain events relating to bankruptcy or insolvency of the Company.

     The RF Investors and Telcom Ventures limited liability company agreements provide for various rights of the Carlyle Investors to cause the distribution to the Carlyle Investors of Common Stock held by RF Investors. Following the third anniversary of the closing of the Offering, the Carlyle Investors will have the right to cause the distribution to the Carlyle Investors (by RF Investors and then Telcom Ventures), of up to the Carlyle Investors' indirect proportionate interest in the shares of Common Stock then held by RF Investors which is in excess of 10% of the Common Stock then outstanding (treating Class A Common Stock and Class B Common Stock as a single class of Common Stock for this purpose). The Carlyle Investors' initial indirect proportionate interest in RF Investors is 25%, which interest will be recalculated following any non-proportional distribution to the Carlyle Investors. Following the fifth anniversary of the closing of the Offering, the Carlyle Investors will have the right to cause the distribution to the Carlyle Investors (by RF Investors and then Telcom Ventures), of up to the full amount of the Carlyle Investors' then indirect proportionate interest in the shares of Common Stock, so long as the Common Stock remaining held by RF Investors would leave RF Investors with at least 51% of the voting power of the Common Stock then outstanding. Upon the first distribution to the Carlyle Investors, the Carlyle Investors will have the right to exercise one of the three rights held by RF Investors to demand registration of shares of Common Stock under the Securities Act. "Certain Transactions -- Registration Rights." The ability of the Carlyle Investors to require distributions of Class A Common Stock or demand a registration thereof would be subject to a determination by an investment banker reasonably acceptable to RF Investors and the Carlyle Investors that such action would not materially adversely impact the market for the Common Stock.


CARLYLE OPTION DESIGNEE STOCK OPTIONS



     The Company has reserved 85,000 shares of Class A Common Stock (subject to anti-dilution adjustments in the event of a stock split, recapitalization or similar transaction) for issuance pursuant to options to be granted to the Carlyle Option Designees. The option exercise price for the Carlyle Option Designee Stock Options will be 100% of the fair market value of the Class A Common Stock on the date of grant of the option. The applicable Carlyle Option Designees will be granted an initial option to purchase 25,000 shares of Class A Common Stock in connection with the Offering, and an additional option to purchase 15,000 shares of Class A Common Stock on each of the next four anniversaries of the initial date of grant. Options granted will vest immediately. The options will expire no later than the fifth anniversary of the date of grant.


ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by the Board of Directors, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting of stockholders of the Company (the "Business Procedure"). The Nomination Procedure requires that a stockholder give prior written notice, in specified form, of a planned nomination to the Board of Directors to the Secretary of the Company. Any person who is not so nominated will not be eligible for election as a director under the Nomination Procedure. Under the Business Procedure, a stockholder seeking to have any business conducted at an annual or special meeting must give prior written notice, in specified form, to the Secretary of the Company. If business is not properly brought before such meeting in accordance with the Business Procedure, such business will not be transacted at such meeting. Although the Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or any other business desired by stockholders to be conducted at an annual or special meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

LIMITATION OF LIABILITY

     The Certificate of Incorporation provides that to the fullest extent permitted by law, no director of the Company will be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director. The Delaware Law permits such limitation of liability except for (i) any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) approval of certain unlawful dividends or stock purchases or redemptions; and (iv) any transaction from which the director derived an improper personal benefit. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware Law.

SECTION 203 OF DELAWARE LAW

     The Company will be subject to the provisions of Section 203 of Delaware Law ("Section 203"). Under Section 203, a Delaware corporation may not engage in a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding the number of outstanding shares owned by (a) persons who are directors and officers and (b) employees through certain employee stock plans); or (iii) subsequent to such date, the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including certain types of mergers, consolidations, asset transfers and other transactions resulting in a financial benefit to the interested stockholder. "Interested stockholder" means a person who owns 15% or more of the corporation's outstanding voting stock, or an affiliate and associate of such person who has owned 15% or more of the corporation's voting stock within a three-year period immediately prior to the date of such determination.

LISTING

     The Class A Common Stock offered hereby has been approved for listing on the Nasdaq National Market under the symbol "LCCI," subject to official notice of issuance.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no established public market for the Class A Common Stock. After the consummation of the Offering, substantial sales of Class A Common Stock could adversely affect the price of the Class A Common Stock in the public market.

     Upon completion of the Offering, 14,114,395 shares of Common Stock will be outstanding (assuming no exercise of the Over-Allotment Option), none of which will be freely transferable without restriction or further registration under the Securities Act, other than the 5,000,000 shares of Class A Common Stock offered hereby. As of the completion of the Offering, the Company's existing stockholders will continue to own an aggregate of 9,114,395 shares of Common Stock, assuming no exercise of the Over-Allotment Option. All of such shares of Common Stock are deemed to be "restricted securities" as that term is defined in Rule 144, promulgated under the Securities Act.

     In general, under Rule 144, a person (or persons whose shares are aggregated with shares held by another person) who is not an affiliate of the Company and who has satisfied a two-year holding period may, under certain circumstances, sell within any three-month period a number of restricted securities which does not exceed the greater of one percent of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the notice of sale required by Rule 144. In addition, Rule 144 permits, under certain circumstances, the sale of restricted securities, without any quantity limitations, by a person who is not an affiliate of the Company and who has satisfied a three-year holding period. Under Rule 144, RF Investors, the Founder Corporation and TC Group may be deemed to have acquired more than two years ago the Common Stock held by them and accordingly, each may be able to commence public sale of any of its Common Stock pursuant to Rule 144 beginning 90 days after the Offering, except as provided by its "lock-up" agreement with the Underwriters described below. MCI may be able, at the time of the MCI Conversion (anticipated to be in August 1997), to commence public sale pursuant to Rule 144 of the Common Stock received by MCI.


     The Selling Stockholder, the Founder Corporation, the TC Group and executive officers and directors of the Company have agreed not to, directly or indirectly, sell, offer, contract to sell, grant any option to purchase or otherwise dispose of any of their shares of Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of DLJ, notwithstanding any Rule 144 exemption which may be available to such stockholder. Subject to such "lock-up" arrangements, which may be terminated earlier at the discretion of DLJ, commencing 180 days after the date of this Prospectus there may be 9,229,604 restricted shares of Common Stock available for sale pursuant to Rule 144. The Company intends to file one or more registration statements under the Securities Act with respect to the approximately 3,894,000 shares of Common Stock available upon exercise of options under the Employee Plan, the Employee Stock Purchase Plan and the Directors Plan. Finally, RF Investors has and upon the MCI Conversion MCI will have certain "demand" rights to require the Company to register their Class A Common Stock for sale and to register shares on a "piggyback" basis in connection with most registered public offerings of securities of the Company. RF Investors and MCI are or will be entitled to registration rights that would, among other things, permit each of RF Investors and MCI to submit three demand registration requests to the Company (and one of the RF Investors demands may be exercised by the Carlyle Investors following a distribution of shares of Common Stock by RF Investors to Carlyle -- see "Description of Capital Stock -- Certain Relationships Between the Founder Corporation and Carlyle Investors Affecting the Company"). Generally, the Company is required to use "best efforts" to file a registration statement with the Commission within 90 days of receiving such a request. However, once a year, the Company may defer a demand registration request for a period of up to 90 days if the Board of Directors makes a good faith determination that it would be "seriously detrimental" to the Company to file a registration statement within the time period otherwise required. See "Certain Transactions -- Registration Rights."


                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, an aggregate of 5,000,000 shares of Class A Common Stock at the Offering price per share, less the underwriting discounts and commissions set forth on the cover of this Prospectus. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                 NUMBER
                                   UNDERWRITERS                                 OF SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
    Alex. Brown & Sons Incorporated...........................................
    Oppenheimer & Co., Inc....................................................
                                                                                ---------
              Total...........................................................  5,000,000

     The Underwriting Agreement provides that the obligation of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the Over-Allotment Option) must be purchased by the Underwriters.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters have advised the Company that they propose to offer the shares of Class A Common Stock to the public initially at a price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not to exceed
$          per share. The Underwriters may allow, and such dealers may re-allow,
a concession not in excess of $          per share to any other Underwriter and
certain other dealers. After the Offering, the Offering price and other selling terms may be changed by the Underwriters.

     The Company and the Selling Stockholder have granted to the Underwriters the Over-Allotment Option to purchase up to an aggregate of 750,000 additional shares (412,500 shares from the Company and 337,500 shares from the Selling Stockholder) of Class A Common Stock at the Offering price net of underwriting discounts and commissions, solely to cover over-allotments. The Over-Allotment Option may be exercised at any time within 30 days after the date of this Prospectus. To the extent that the Underwriters exercise the Over-Allotment Option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company and Selling Stockholder will have committed to sell such shares to the Underwriters. If purchased, the Underwriters will sell such additional 750,000 shares on the same terms on which the 5,000,000 shares are being offered.

     The Underwriters have requested that the Selling Stockholder and the other stockholder and executive officers and directors of the Company agree not to offer, sell, transfer, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of Common Stock or cause to be filed with the Commission a registration statement with respect thereto, for a period of 180 days after the date of this Prospectus without prior written consent of DLJ. See "Shares Eligible for Future Sale."

     The Class A Common Stock has been approved for listing on the Nasdaq National Market under the symbol "LCCI," subject to official notice of issuance.

     Certain Underwriters and their affiliates have engaged in and may in the future engage in commercial banking and investment banking transactions with the Company and its affiliates in the ordinary course of business.

     The Underwriters have informed the Company that they do not expect sales to discretionary accounts by the Underwriters to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     At the request of the Company, up to 250,000 shares of Common Stock offered hereby have been reserved for sale to certain individuals, including directors and employees of the Company and of other entities with whom directors of the Company are affiliated, and members of their families. The price of such shares to such persons will be Offering price. The number of shares available to the general public will be reduced to the extent such persons purchase reserved shares. Any shares not so purchased will be offered hereby to the general public at the Offering price.

     The Company has an agreement with Mr. Jack Markell pursuant to which Mr. Markell provided certain consulting and financial advisory services to the Company, including assisting the Company with respect to the

Offering. Pursuant to this agreement, Mr. Markell will be entitled to receive a fee equal to 0.25% of the proceeds received by the Company and RF Investors from the Offering.

     Prior to the Offering, there has been no public market for the shares of Class A Common Stock. The initial price to the public for the shares of Class A Common Stock will be determined by negotiation among the Company, the Selling Stockholder and the Representatives. Among the factors considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby and certain other legal matters regarding the shares of Class A Common Stock will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                    EXPERTS

     The consolidated financial statements and Schedule of the Company as of December 31, 1995 and December 31, 1994, and for each of the years in the three year period ended December 31, 1995, included in this Prospectus, and in the Registration Statement have been included herein and in the Registration Statement in reliance upon the reports by KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Class A Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information about the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. The statements contained in this Prospectus with respect to the contents of an agreement or other document referred to herein are not necessarily complete and, in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to the provisions of the relevant documents. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the Public Reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048; and copies of such material can be obtained upon request and payment of the appropriate fee from the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission. This Registration Statement has been so filed and may be obtained at such site.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................   F-2
Consolidated Statements of Operations of LCC, L.L.C. and Subsidiaries for the years ended December 31, 1993, 1994 and 1995 and six months ended June 30, 1995 and
  1996................................................................................   F-3
Consolidated Balance Sheets of LCC, L.L.C. and Subsidiaries as of December 31, 1994
  and
  1995 and June 30, 1996..............................................................   F-4
Consolidated Statements of Members' Capital of LCC, L.L.C. and Subsidiaries for the
  years
  ended December 31, 1993, 1994 and 1995 and six months ended June 30, 1996...........   F-5
Consolidated Statements of Cash Flows of LCC, L.L.C. and Subsidiaries for the years ended December 31, 1993, 1994 and 1995 and six months ended June 30, 1995 and
  1996................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

- ---------------
* LCC International, Inc. (LCCI) was formed on June 4, 1996 and was capitalized on June 13, 1996 with $150. Financial statements of LCCI have not been presented herein because LCCI has no significant assets, liabilities (actual or contingent), or operations and such financial statements are, therefore, not material to this Registration Statement or investors' understanding of the Offering.

                          INDEPENDENT AUDITORS' REPORT

The Members' Committee
LCC, L.L.C. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of LCC, L.L.C. and Subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, members' capital, and cash flows as of and for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LCC, L.L.C. and Subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                                      KPMG PEAT MARWICK LLP


Washington, DC


March 15, 1996, except for note 19
which is as of May 17, 1996

                          LCC, L.L.C. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                  AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       SIX MONTHS
                                                                                         ENDED
                                                                                        JUNE 30,
                                                                                   ------------------
                                                   1993       1994       1995       1995       1996
                                                  -------    -------    -------    -------    -------
                                                                                       (UNAUDITED)
Revenues:
     Service revenues..........................   $30,712    $41,063    $64,016    $29,249    $39,281
     Product revenues..........................    29,595     34,992     40,445     17,311     21,083
                                                  -------    -------    -------    -------    -------
Total revenues.................................    60,307     76,055    104,461     46,560     60,364
                                                  -------    -------    -------    -------    -------
Cost of revenues:
     Cost of service revenues..................    21,087     29,185     45,682     21,431     26,103
     Cost of product revenues..................    16,026     21,299     25,455     11,550     14,719
                                                  -------    -------    -------    -------    -------
Total cost of revenues.........................    37,113     50,484     71,137     32,981     40,822
                                                  -------    -------    -------    -------    -------
Gross profit...................................    23,194     25,571     33,324     13,579     19,542
                                                  -------    -------    -------    -------    -------
Operating expenses:
     Sales and marketing.......................     4,146      4,987      5,823      2,934      3,041
     General and administrative................     5,799      8,802     10,108      4,977      5,965
     Non-cash compensation (note 13)...........        --      3,255      4,646      2,372      3,599
     Depreciation and amortization.............     1,838      2,020      3,699      1,351      2,522
                                                  -------    -------    -------    -------    -------
Total operating expenses.......................    11,783     19,064     24,276     11,634     15,127
                                                  -------    -------    -------    -------    -------
Operating income...............................    11,411      6,507      9,048      1,945      4,415
                                                  -------    -------    -------    -------    -------
Other income (expense):
     Interest income...........................       243        496        625        394        332
     Interest expense..........................       (97)      (717)    (2,818)    (1,034)    (1,627)
     Other.....................................      (231)       721      1,027        195      1,670
                                                  -------    -------    -------    -------    -------
Total other income (expense)...................       (85)       500     (1,166)      (445)       375
                                                  -------    -------    -------    -------    -------
Income before income taxes.....................    11,326      7,007      7,882      1,500      4,790
Provision for income taxes (note 9)............       829      2,037      3,142        758      1,769
                                                  -------    -------    -------    -------    -------
Net income.....................................   $10,497    $ 4,970    $ 4,740    $   742    $ 3,021
                                                  =======    =======    =======    =======    =======
Pro forma income data (unaudited) (note 3):
     Income before income taxes................                         $ 7,882               $ 4,790
     Pro forma provision for income taxes (note
       9)......................................                           3,153                 1,916
                                                                        -------               -------
     Pro forma net income (unaudited)..........                         $ 4,729                 2,874
                                                                        =======               =======
Pro forma net income per share (unaudited):....                         $   .36               $   .21
                                                                        =======               =======
Weighted average number of common shares and
  common share equivalents (unaudited):........                          15,500                15,500

   The accompanying notes are an integral part of the consolidated financial statements.

                          LCC, L.L.C. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                                         JUNE 30,
                                                                   1994       1995         1996
                                                                  -------    -------    -----------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents (note 4)........................   $18,469    $ 6,571      $ 5,431
     Short-term investments....................................       453        778          739
     Receivables, net of allowance for doubtful accounts of
       $2,796, $3,131, and $4,275 at December 31, 1994 and
       1995,
       and June 30, 1996, respectively:
          Trade accounts receivable............................    14,363     28,293       29,457
          Due from related parties and affiliates (notes 5 and
            8).................................................   5,901..      2,938        3,422
          Notes receivable from affiliate (note 5).............        --      1,382        1,398
          Unbilled receivables (note 3)........................     6,807      6,096        9,594
     Inventory (note 6)........................................     4,572      4,949        5,583
     Prepaid expenses and other current assets.................     1,656        300        1,097
                                                                  -------    -------      -------
Total current assets...........................................    52,221     51,307       56,721
Property and equipment, net (note 7)...........................     4,019      5,440        5,340
Software development costs, net of accumulated amortization of
  $131, $1,058, and $1,807 at December 31, 1994 and 1995 and
  June 30, 1996, respectively..................................     1,797      3,745        4,486
Notes receivable (note 19).....................................        --         --        6,650
Investments in joint ventures (note 8).........................       321      1,403        2,057
Other assets (note 19).........................................       228        146        5,427
                                                                  -------    -------      -------
                                                                  $58,586    $62,041      $80,681
                                                                  =======    =======      =======
LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
     Note payable (notes 10 and 20)............................   $    --    $10,000      $20,000
     Accounts payable..........................................     2,308      2,170        4,775
     Accrued expenses (note 13)................................    10,780     11,137       12,862
     Deferred revenue..........................................     1,706      3,137        3,069
     Income taxes payable (note 9).............................     2,775      6,312        7,701
     Due to related parties and affiliates (notes 2 and 5).....     2,700         73          137
     Other current liabilities.................................       449        829        1,230
                                                                  -------    -------      -------
Total current liabilities......................................    20,718     33,658       49,774
Convertible subordinated debt (note 11)........................    20,000     20,000       20,000
Obligations under Incentive Plans, net of current portion (note
  13)..........................................................     3,342      8,623       12,441
Other liabilities..............................................       588          4          600
                                                                  -------    -------      -------
Total liabilities..............................................    44,648     62,285       82,815
Commitments and contingencies (notes 12, 13, 14, and 15).......
Members' capital...............................................    13,938       (244)      (2,134)
                                                                  -------    -------      -------
                                                                  $58,586    $62,041      $80,681
                                                                  =======    =======      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                          LCC, L.L.C. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                       AND SIX MONTHS ENDED JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                                                  NOTES
                                                     ADDITIONAL                                RECEIVABLE
                                          COMMON      PAID-IN       RETAINED      MEMBERS'     FROM MEMBER
                                          STOCK       CAPITAL       EARNINGS      CAPITAL       (NOTE 5)         TOTAL
                                         --------    ----------    ----------    ----------    -----------    -----------
Balances at December 31, 1992.........   $     13     $     71      $   9,347     $      --     $      --      $    9,431
Dividends paid........................         --           --         (7,658)           --            --          (7,658)
Net income............................         --           --         10,497            --            --          10,497
                                          -------      -------        -------       -------       -------         -------
Balances at December 31, 1993.........         13           71         12,186            --            --          12,270
Net assets retained by LCC,
  Incorporated by Telcom Ventures upon
  its formation (note 2)..............        (13)         (71)        (4,233)           --            --          (4,317)
Capital contributed to LCC, L.L.C. by
  Telcom Ventures upon its formation,
  net (note 2)........................         --           --         (6,351)       16,690            --          10,339
Dividends paid........................         --           --             --        (9,285)           --          (9,285)
Net income (note 2)...................         --           --         (1,602)        6,572            --           4,970
Cumulative foreign currency
  translation adjustment..............         --           --             --           (39)           --             (39)
                                          -------      -------        -------       -------       -------         -------
Balances at December 31, 1994.........         --           --             --        13,938            --          13,938
Loan to member (note 5)...............         --           --             --            --        (9,382)         (9,382)
Dividends paid........................         --           --             --        (9,500)           --          (9,500)
Net income............................         --           --             --         4,740            --           4,740
Cumulative foreign currency
  translation adjustment..............         --           --             --           (40)           --             (40)
                                          -------      -------        -------       -------       -------         -------
Balances at December 31, 1995.........         --           --             --         9,138        (9,382)           (244)
Loan to member (unaudited)............         --           --             --            --        (4,754)         (4,754)
Net income (unaudited)................         --           --             --         3,021            --           3,021
Cumulative foreign currency
  translation adjustment
  (unaudited).........................         --           --             --          (157)           --            (157)
                                          -------      -------        -------       -------       -------         -------
Balances at June 30, 1996
  (unaudited).........................   $     --     $     --      $      --     $  12,002     $ (14,136)     $   (2,134)
                                          =======      =======        =======       =======       =======         =======

   The accompanying notes are an integral part of the consolidated financial statements.

                          LCC, L.L.C. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
                  AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                                               SIX MONTHS
                                                                                                  ENDED
                                                                                                JUNE 30,
                                                                                           -------------------
                                                          1993       1994        1995        1995       1996
                                                        --------    -------    --------    --------    -------
                                                                                               (UNAUDITED)
Cash flows from operating activities:
    Net income.......................................   $ 10,497    $ 4,970    $  4,740    $    742    $ 3,021
    Adjustments to reconcile net income to net cash
      (used in) provided by operating activities:
         Depreciation and amortization...............      1,838      2,020       3,699       1,351      2,522
         Provision for doubtful accounts.............        556      2,083         622         206      1,565
         Loss (income) from investments in joint
           ventures, net.............................         33       (181)       (732)       (143)      (753)
         Gain on disposition of joint venture, net...         --         --          --          --       (514)
         Changes in operating assets and liabilities:
             Trade, unbilled, and other
               receivables...........................    (17,953)    (9,513)    (12,260)     (4,227)    (8,211)
             Accounts payable and accrued expenses...      3,522      3,609         216      (2,170)     4,330
             Inventory...............................       (955)    (2,245)       (377)        (35)      (634)
             Other current assets and liabilities....     (1,652)     3,987       4,077         375     (1,427)
             Other noncurrent assets and
               liabilities...........................       (101)     3,273       4,772       2,687     (1,023)
                                                        --------    -------    --------    --------    -------
Net cash (used in) provided by operating
  activities.........................................     (4,215)     8,003       4,757      (1,214)    (1,124)
                                                        --------    -------    --------    --------    -------
Cash flows from investing activities:
    Decrease (increase) in short-term investments,
      net............................................      2,313        (89)       (325)       (484)        39
    Purchases of property and equipment..............     (1,882)    (2,403)     (4,222)     (2,382)    (1,437)
    Purchase of investment held as agent for
      affiliate......................................    (15,253)        --          --          --         --
    Increase in capitalized software.................         --     (1,927)     (2,876)     (1,315)    (1,727)
    Investment in joint ventures.....................        (23)      (150)       (350)       (250)      (787)
    Issuance of notes receivable from uncombined
      affiliate......................................     (3,096)        --          --          --     (5,150)
    Proceeds from sale of joint venture..............         --         --          --          --      3,800
    Other............................................        102         --          --          --         --
                                                        --------    -------    --------    --------    -------
Net cash (used in) provided by investing
  activities.........................................    (17,839)    (4,569)     (7,773)     (4,431)    (5,262)
                                                        --------    -------    --------    --------    -------
Cash flows from financing activities:
    Decrease in outstanding checks in excess of bank
      balances.......................................       (886)        --          --          --         --
    Borrowing under line of credit/note..............     30,399         --      10,000      10,000     10,000
    Proceeds from subordinated debt..................         --     20,000          --          --         --
    Distributions and loans to member................         --     (4,850)     (9,382)     (5,310)    (4,754)
    Payments of dividends............................     (7,658)    (9,285)     (9,500)     (9,500)        --
                                                        --------    -------    --------    --------    -------
Net cash provided by (used in) financing
  activities.........................................     21,855      5,865      (8,882)     (4,810)     5,246
                                                        --------    -------    --------    --------    -------
Net (decrease) increase in cash and cash
  equivalents........................................       (199)     9,299     (11,898)    (10,455)    (1,140)
Cash and cash equivalents at beginning of period.....      9,369      9,170      18,469      18,469      6,571
                                                        --------    -------    --------    --------    -------
Cash and cash equivalents at end of period...........   $  9,170    $18,469    $  6,571    $  8,014    $ 5,431
                                                        ========    =======    ========    ========    =======
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
         Interest....................................   $     85    $   717    $  2,372    $    766    $   676
         Income taxes................................        965        261         506          90        380

   The accompanying notes are an integral part of the consolidated financial statements.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                  AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996

(1)  DESCRIPTION OF OPERATIONS

     The Company is a leading provider of integrated services and products relating to the design and engineering of wireless communications systems. The services and products provided by the Company are as follows:

  SERVICES

       Engineering and design services -- The Company provides engineering and design services for cellular phone system operators, personal communication system (PCS) operators and other wireless communication system providers. These services are predominately provided on a time-and-material or fixed-price contract basis.

       Program management services -- The Company provides program management services related to the build-out of wireless communications systems.

  PRODUCTS

       Software products -- The Company develops and markets proprietary software and data, which support the design and operation of wireless communications systems.

       Hardware products -- The Company designs, assembles and sells field measurement equipment used in the implementation, testing and maintenance of wireless communications systems.

     The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technologies. Future revenues are dependent upon the re-engineering of existing wireless communications systems, introduction of existing wireless technologies into new markets, the entrance of new wireless providers into existing markets and the introduction of new technologies. Although the Company believes that its services and products are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company's existing and potential customer base is diverse and includes start-up companies and foreign enterprises. Although the Company believes that the diversity of its customer base minimizes the risk of incurring material losses due to concentrations of credit risk, it may be exposed to a declining customer base in periods of market downturns, severe competition, or international developments.

(2)  FORMATION OF LIMITED LIABILITY COMPANY

     LCC, L.L.C. is the successor to the business formerly conducted by LCC, Incorporated and certain of its affiliates. The transactions pursuant to which LCC, L.L.C. was formed are described below.

     On January 3, 1994, LCC, Incorporated and certain of its affiliates, Telcom Solutions, Incorporated, LCC International Corporation, and Eurofon, Incorporated (herein collectively referred to as LCC, Incorporated and affiliates) and their shareholders consummated a transaction pursuant to which certain affiliates of The Carlyle Group acquired a 25.0 percent interest in Telcom Ventures, L.L.C. (Telcom Ventures), a newly formed limited liability company for $38,000,000.

     Upon the consummation of this transaction, substantially all the assets and liabilities of LCC, Incorporated and affiliates were transferred to Telcom Ventures at their carrying value. LCC, Incorporated and affiliates retained assets totaling $4,317,000, which consisted of certain related party notes receivable, investments in certain joint ventures, and a 20.0 percent limited partnership interest in Eurofon, Incorporated & Co. KG. (EKG).

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     LCC, L.L.C., a Delaware limited liability company, was formed on January 4, 1994, as the successor entity to LCC, Incorporated and affiliates. In conjunction with the formation of LCC, L.L.C., Telcom Ventures made a capital contribution of $16,690,000 to LCC, L.L.C. in exchange for a 99.0 percent interest in LCC, L.L.C. Telcom Ventures' capital contribution consisted of $6,351,000 of the net assets and liabilities formerly employed by LCC, Incorporated and affiliates, which were transferred to LCC, L.L.C. at their carrying values, and $10,339,000 of the Carlyle Group's contribution to Telcom Ventures. Upon the formation of LCC, L.L.C., Telcom Ventures retained an investment in Wireless Ventures of Brazil, Inc. totaling $15,253,000 which had been held by LCC, Incorporated and affiliates on behalf of its shareholders and the Carlyle Group as of December 31, 1993.

     In connection with such transactions, a total of $1,602,000 was required to be paid to certain employees. LCC, Incorporated recorded this amount as an expense in 1994 prior to the formation of LCC, L.L.C. This liability was transferred to LCC, L.L.C. upon its formation. At December 31, 1994, the remaining unpaid amounts associated with the termination and cancellation of the Plan of $1,000,000 is included in due to related parties and affiliates within the accompanying consolidated balance sheet. Such amount was paid in 1995.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  CASH EQUIVALENTS

     Cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

  SHORT-TERM INVESTMENTS

     Short-term investments consist of certificates of deposit and other highly liquid investments with maturity dates of more than three months from the date of acquisition. Investments are carried at cost plus accrued interest which approximates their market value.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of trade receivables. The Company sells its services and products globally. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs ongoing credit evaluations of its customers' financial condition and maintains reserves for potential credit losses. The Company had the following significant concentrations of trade receivables from customers located outside the United States at December 31, 1994 and 1995:

                                                                        1994      1995
                                                                       ------    ------
                                                                       (IN THOUSANDS)
        Latin America...............................................   $3,049    $5,293
        Europe......................................................    4,802     3,070
        Middle East.................................................      279     1,550
        Asia Pacific................................................    2,006     5,644

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  INVENTORY

     Inventory, net of allowance for obsolete and slow moving inventory, consists of parts and accessories for field measurement and test equipment and is stated at the lower of cost, determined on an average cost basis, or market value.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less an allowance for depreciation. Replacements and major improvements are capitalized; maintenance and repairs are charged to expense as incurred.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from three to seven years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their useful lives or the terms of the respective leases.

  RESEARCH AND DEVELOPMENT EXPENDITURES

     The Company capitalizes software development costs, principally wages and contractor fees, when incurred, after establishing the commercial and technological feasibility of the product. These costs are amortized using the greater of the ratio of current product revenue to total current and anticipated product revenue or the straight-line method over the software's estimated economic life, generally ten to forty-eight months. During 1993, 1994, and 1995 the company recognized software amortization costs of approximately $0, $131,000 and $927,000, respectively.

     The Company periodically performs an evaluation of the net realizable value of its capitalized software development costs. This evaluation requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future revenues, estimated product economic life, and changes in technology. No capitalized software development costs were written off in 1993 or 1994. Approximately $130,000 of software development costs were written off in 1995.

     All other research and development expenditures are expensed in the period incurred. The amount of other research and development costs was $512,000, $477,000 and $479,000 in 1993, 1994 and 1995, respectively.

  INVESTMENTS IN JOINT VENTURES

     The Company uses the equity method of accounting for its investments in, advances to and the earnings and losses of its joint ventures.

  REVENUE RECOGNITION

     The Company's principal sources of revenue are engineering and design services, program management services, sales of field measurement and testing equipment and software license agreements. The Company recognizes revenue from long-term fixed price contracts using the percentage-of-completion method, based on individual contract costs incurred to date compared with total estimated contract costs. Anticipated contract losses are recognized as soon as they become known and estimable. The Company recognizes revenue from software licenses either at the time the software is delivered and accepted or ratably over the contract term depending on the nature of the license arrangement. Revenue on sales of field measurement and testing equipment is recognized at the time the merchandise is shipped. Revenue from consulting and other software related services is recognized as such services are rendered. Revenue from post contract customer support (maintenance) agreements is recognized ratably over the period during which the services are to be

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

performed. Revenue earned but not yet billed is reflected as unbilled receivables in the accompanying consolidated balance sheets. The Company expects substantially all unbilled receivables to be billed and collected in one year.

  INCOME TAXES

     As a limited liability company, the Company is not directly subject to U.S. Federal income taxes. Instead, the members are responsible for Federal income taxes on their proportionate share of taxable income. Members are also entitled to a proportionate share of tax deductions and credits.

     Generally, the Company is not subject to U.S. state and local income taxes as the majority of states recognize the flow-through nature of a limited liability company. This practice follows the U.S. Federal tax rules and, accordingly, the members are taxed by the states based upon their allocated taxable income or loss. States which do not recognize the limited liability company as a flow-through entity require the Company to be taxed as if it were a corporation. Where this is the case, the Company has established a provision for these income taxes.

     Certain of the Company's international operations are subject to local income taxation. Currently, the Company is subject to taxation on income from certain operations in Europe, Latin America, the Far East, the Middle East and the non-U.S. portions of North America where the Company has established branch offices or has performed significant services that constitute a "permanent establishment" for tax reporting purposes. Foreign taxes account for a significant portion of the provision for income taxes as reflected in the Company's consolidated statements of operations (see note 9). The foreign taxes paid or accrued by the Company represent a potential credit for the members against their federal income taxes. Where applicable, these credits are allocated to the members based upon their proportionate membership interests in the Company.

  PRO FORMA INCOME DATA (UNAUDITED)

     In connection with the Company's planned initial public offering of Class A Common Stock, the Company intends to convert to a Subchapter C corporation under the Internal Revenue Code of 1986, as amended (the IRC). Accordingly, the accompanying pro forma information has been prepared as if the Company was treated as a Subchapter C corporation for Federal and state income tax purposes from January 1, 1995.

     Pro forma income per share information has been computed by dividing pro forma net income by the pro forma weighted average number of common shares and common share equivalents outstanding. Common share equivalents include all outstanding stock options after applying the treasury stock method and the Company's and Telcom Ventures' convertible subordinated debt. Common stock options granted during the 12-month period preceding the date of the Company's initial public offering have been included in the calculation of weighted average common shares outstanding for all periods presented based on a per share price of $14.

  FOREIGN CURRENCY TRANSLATION

     Gains and losses on translation of the accounts of the Company's foreign operations where the local currency is the functional currency are accumulated and included in the cumulative foreign currency translation adjustment within the accompanying consolidated statement of members' capital. Foreign currency transaction gains and losses are recognized currently in the consolidated statements of operations.

  PERVASIVENESS OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

  UNAUDITED INTERIM INFORMATION

     The unaudited interim information for the six months ended June 30, 1995 and 1996, has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

  RECLASSIFICATION OF PRIOR-YEARS' BALANCES

     Prior-years' balances have been reclassified to conform with the current-year presentation.

(4)  CASH AND CASH EQUIVALENTS

     At December 31, cash and cash equivalents consisted of the following:

                                                                       1994       1995
                                                                      -------    ------
                                                                        (IN THOUSANDS)
        Cash in banks..............................................   $ 2,495    $1,402
        Overnight repurchase agreements............................     7,998     1,158
        Short-term commercial paper................................     7,976     4,011
                                                                      -------    ------
                                                                      $18,469    $6,571
                                                                      =======    ======

(5)  RELATED PARTY TRANSACTIONS

     During 1994 and 1995, the Company provided engineering services and software products to Telcom Ventures and various other companies owned, in part, by Telcom Ventures or its members, as well as the Telemate joint venture (see note 8). Revenues earned during 1994 and 1995 for services and products provided to these customers were approximately $11.3 million and $3.5 million, respectively. Trade accounts receivables from these related parties were $5.2 million and $2.2 million at December 31, 1994 and 1995, respectively, and are included in due from related parties in the accompanying consolidated balance sheets. Also during calendar 1995, program management services were provided to the Company by the Koll Joint Venture (see note 8).

     During 1994 and 1995, the Company made certain payments on behalf of Telcom Ventures and its members which consisted primarily of payroll services, fringe benefit payments, facility related charges, business insurances and foreign tax payments. At December 31, 1994 and 1995, outstanding amounts associated with these payments totaling $568,000 and $311,000, respectively, are included in due from related parties and affiliates within the accompanying consolidated balance sheets.

     At December 31, 1994, due to related parties and affiliates included certain amounts due to a member of Telcom Ventures as well as approximately $1,286,000 due to Telcom Ventures for the "excess working capital" transferred to the Company upon its formation, as defined in the agreement executed between LCC, Incorporated and its affiliates and the Carlyle Group in January 1994 (see note 2). These balances were paid in 1995.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Notes receivable consists of two promissory notes due from an entity owned approximately 4.5 percent by a 100 percent-owned subsidiary of Telcom Ventures and approximately 15.0 percent by a member of Telcom Ventures. The notes bear interest at approximately 16.5 percent and are payable monthly. Late payments are subject to an additional charge of 2.0 percent on the entire unpaid principal balance and any outstanding interest. All outstanding principal is due in 1996. Interest income recorded on the notes was $104,000 for the year ended December 31, 1995. The Company expects payment to be made on these notes from capital contributions to be made by the shareholders of this entity during 1996, including Telcom Ventures and the member of Telcom Ventures.

     In May 1995, the Company entered into a revolving promissory note with Telcom Ventures under which it had advanced $9,382,000 to Telcom Ventures as of December 31, 1995. The note bears a variable interest rate of prime plus 3.0 percent, escalating at .25 percent increments at various intervals over the term of the debt. At December 31, 1995, the note carried an interest rate of prime plus 3.25 percent or 11.75 percent. Outstanding principal together with all accrued interest is due May 30, 2001. The note is reflected as a reduction of members' capital in the accompanying statements of members' capital.

(6)  INVENTORY

     At December 31, 1994 and 1995, inventory consisted of the following:

                                                                        1994      1995
                                                                       ------    ------
                                                                        (IN THOUSANDS)
        Field measurement and test equipment........................   $3,568    $4,450
        Parts and accessories.......................................    1,004       840
                                                                       ------    ------
                                                                        4,572     5,290
        Less -- reserve for obsolete and slow moving inventory......       --       341
                                                                       ------    ------
                                                                       $4,572    $4,949
                                                                       ======    ======

(7)  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1994 and 1995, consisted of the following:

                                                                      1994       1995
                                                                     -------    -------
                                                                       (IN THOUSANDS)
        Computer equipment........................................   $ 7,840    $ 9,760
        Furniture and office equipment............................     2,595      3,145
        Purchased computer software...............................       802      2,174
        Leasehold improvements....................................       629      1,003
        Vehicles..................................................       229        235
                                                                     -------    -------
                                                                      12,095     16,317
        Less accumulated depreciation and amortization............     8,076     10,877
                                                                     -------    -------
                                                                     $ 4,019    $ 5,440
                                                                     =======    =======

     Beginning in 1995, purchased computer software includes the external costs of the conversion of the Company's financial information system.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)  INVESTMENTS IN JOINT VENTURES

     The Company's investments in joint ventures at December 31, 1994 and 1995, consisted of the following:

                                                                        1994     1995
                                                                        ----    ------
                                                                        (IN THOUSANDS)
        Telemate S.A. ...............................................   $102    $  886
        Koll Telecommunications, L.L.C. .............................    219       517
                                                                        ----    ------
                                                                        $321    $1,403
                                                                        ====    ======

     The Company had a 50.0 percent interest in Telemate S.A. (Telemate), which provides consulting services in connection with the implementation and operation of mobile communications systems in certain countries in Europe, Asia and Latin America. The Company provides design engineering services and software products to Telemate. Revenues earned related to these services were approximately $1,900,000, $4,420,000, and $1,797,000 in 1993, 1994, and 1995, respectively.
Due from related parties and affiliates included approximately $1,221,000 and $554,000, due from Telemate for the years ended December 31, 1994 and 1995, respectively.

     The unaudited condensed financial statements of Telemate as of and for the years ended December 31, 1993, 1994, 1995, were as follows:

                                                              1993      1994       1995
                                                             ------    -------    -------
                                                                    (IN THOUSANDS)
        CONDENSED STATEMENTS OF OPERATIONS
        Revenues..........................................   $3,821    $11,623    $16,567
        Cost and expenses.................................    3,877     11,165     15,255
                                                             ------    -------    -------
        Net (loss) income.................................   $  (56)   $   458    $ 1,312
                                                             ======    =======    =======
        CONDENSED BALANCE SHEETS
        Current assets....................................   $3,613    $ 6,398    $ 8,220
        Noncurrent assets.................................      748      2,916      3,376
        Current liabilities...............................    2,527      5,261      5,334
        Noncurrent liabilities............................      153         --        369
        Stockholders' equity..............................    1,681      4,053      5,893

     The Company sold its investment in Telemate in January 1996 (see note 19).

     The Company's investments also include a 33 1/3 percent interest in Koll Telecommunications Services, L.L.C. (Koll), which was formed in October 1994 with two other unrelated entities. Koll provides site acquisition and construction management services to operators of wireless communications systems. The Company's interest in Koll was received in exchange for a cash investment of $150,000. During 1995, the Company contributed an additional $350,000. Operating costs and expenses of the Company include services provided by Koll, in the amount of $537,000 in 1995.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited condensed financial statements of Koll as of and for the three months ended December 31, 1994 and the 12 months ended December 31, 1995 were as follows:

                                                                       1994      1995
                                                                       -----    ------
                                                                       (IN THOUSANDS)
        CONDENSED STATEMENTS OF OPERATIONS
        Revenues....................................................   $ 160    $3,017
        Cost and expenses...........................................     216     2,908
                                                                       -----    ------
        Net (loss) income...........................................   $ (56)   $  109
                                                                       =====    ======
        CONDENSED BALANCE SHEETS
        Current assets..............................................   $ 297    $1,841
        Noncurrent assets...........................................      44        82
        Current liabilities.........................................      97       726
        Stockholders' equity........................................     244     1,197

(9)  INCOME TAXES

     U.S. state and local income tax expense is generated from activities conducted in the several states that do not recognize the limited liability company as a flow-through entity and, therefore, require the Company to be taxed as if it were a corporation. Foreign income tax expense is generated from business conducted in countries where the Company has established branch offices or has performed significant services that constitute a "permanent establishment" for tax reporting purposes.

     Income tax expense consists of the following:

                                                                1993     1994      1995
                                                                ----    ------    ------
                                                                    (IN THOUSANDS)
        U.S. -- state and local..............................   $ --    $   --    $  345
                                                                ----    ------    ------
        North America........................................     --       105        20
        Latin America........................................     29       617       831
        Europe...............................................    584       973       481
        Middle East..........................................     87        18       310
        Asia Pacific.........................................    129       324     1,155
                                                                ----    ------    ------
        Foreign..............................................    829     2,037     2,797
                                                                ----    ------    ------
        Total................................................   $829    $2,037    $3,142
                                                                ====    ======    ======

     The unaudited pro forma provisions for income taxes presented in the consolidated statements of operations for the year ended December 31, 1995 and the interim period ended June 30, 1996, represents an estimate of the taxes that would have been recorded had the Company been a Subchapter C corporation as of

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 1, 1995. The unaudited pro forma provisions for income taxes for the year ended December 31, 1995, and the three month period ended June 30, 1996, consist of the following:

                                                                 DECEMBER 31,    JUNE 30,
                                                                     1995          1996
                                                                 ------------    ---------
                                                                       (IN THOUSANDS)
        Pro forma (unaudited):
             Federal..........................................      $  736        $   543
             State............................................         604            366
             Foreign..........................................       1,813          1,007
                                                                    ------         ------
        Total pro forma.......................................      $3,153        $ 1,916
                                                                    ======         ======

     A reconciliation of the statutory Federal income tax rate and the unaudited pro forma effective rate for the year ended December 31, 1995, and the six month period ended June 30, 1996, follows.

                                                                    DECEMBER 31,     JUNE 30,
                                                                        1995           1996
                                                                    ------------    -----------
                                                                     PRO FORMA       PRO FORMA
                                                                    ------------    -----------
                                                                     (UNAUDITED)    (UNAUDITED)
    Statutory federal income tax rate............................        35.0%          35.0%
    Effect of:
         State and local income taxes, net of federal tax
         benefit.................................................         5.0            5.0
         Foreign.................................................        23.0           21.0
         Tax credits, net........................................       (23.0)         (21.0)
                                                                        -----          -----
    Effective tax rate...........................................        40.0%          40.0%
                                                                        =====          =====

(10)  NOTE PAYABLE

     In May 1995, the Company entered into a $15,000,000 financing facility with Nomura Holding America Inc. At December 31, 1995, $10,000,000 had been drawn against the facility. At each six-month anniversary of issuance while the facility remains outstanding, the original interest rate of prime plus 3.0 percent will increase by .25 percent. At December 31, 1995, the facility carried an interest rate of prime plus 3.25 percent or 11.75 percent. All unpaid principal and interest due under the facility is payable no later than May 30, 1997. The facility was secured by the pledging of substantially all of the Company's assets and Telcom Ventures' membership interest in the Company and was guaranteed by Telcom Ventures.

     The financing facility contained certain covenants restricting additional indebtedness and payment of dividends, as well as requiring the maintenance of certain financial ratios. At December 31, 1995, the Company was in violation of certain of these covenants. However, subsequent to year-end, the Nomura facility was purchased by Chase Manhattan Bank, N.A. (Chase) and the obligation to Nomura was satisfied (see note 19).

(11)  CONVERTIBLE SUBORDINATED DEBT

     In June 1994, the Company issued to a third-party investor a $20,000,000 convertible Subordinated Note Due 2000 (the Subordinated Note). The Subordinated Note bears interest at a rate equal to the higher of 6.8 percent, payable semiannually or an amount which approximates their return had they converted into a membership interest from the date when the Subordinated Note was issued. The entire principal amount of the Subordinated Note is due in June 2000. Upon the occurrence of certain specified events (including any merger of the Company with another company or any sale of substantially all of the Company's assets), the Subordinated Note will automatically be exchanged for an 8.0 percent membership interest in the Company.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the investor has the right to exchange the Subordinated Note for an
8.0 percent membership interest in the Company: (1) at any time during the 45-day period commencing on the third through fifth anniversaries of the issuance of the Subordinated Note; (2) in the event the Company effects a public offering; and (3) upon the occurrence of certain other specified events. The Company has the right to exchange the Subordinated Note for an 8.0 percent membership interest in the Company: (1) in the event the Company effects a public offering; (2) if the investor does not exchange the Subordinated Note during the 45-day period commencing on the third through fifth anniversaries of the issuance of the Subordinated Note; and (3) upon the occurrence of certain other specified events.

     In June 1994, Telcom Ventures issued a $30,000,000 convertible Subordinated Note Due 2000 (the Telcom Ventures Subordinated Note) to the same investor. Upon the occurrence of certain specified events (including any merger of the Company with another company or any sale of substantially all of the Company's assets), the Telcom Ventures Subordinated Note will automatically be exchanged for a 12.0 percent membership interest in the Company. In addition, the investor has the right to exchange the Telcom Ventures Subordinated Note for a 12.0 percent membership interest in the Company: (1) at any time during the 45-day period commencing on the third through fifth anniversaries of the issuance of the Telcom Ventures Subordinated Note; (2) in the event the Company effects a public offering; and (3) upon the occurrence of certain other specified events. Telcom Ventures has the right to exchange the Telcom Ventures Subordinated Note for a
12.0 percent membership interest in the Company: (1) in the event the Company effects a public offering; (2) if the investor does not exchange the Telcom Ventures Subordinated Note during the 45-day period commencing on the third through fifth anniversaries of the issuance of the Telcom Ventures Subordinated Note; and (3) upon the occurrence of certain other specified events. The Company has fully and unconditionally guaranteed the obligations of Telcom Ventures under the Telcom Ventures Subordinated Note.

(12)  HEALTH AND RETIREMENT PLANS

     The Company has a defined contribution profit sharing plan under Section 401(k) of the IRC that provides for voluntary employee contributions of 1.0 to
15.0 percent of compensation for substantially all employees. The Company makes a matching contribution of 50.0 percent of an employee's contribution up to 6.0 percent of each employee's compensation. Company contributions and other expenses associated with the plan were approximately $194,000, $383,000, and $419,000 for the years ended December 31, 1993, 1994, and 1995, respectively.

     The Company is self-insured for group health, life, and short and long-term disability claims below certain specified limits.

(13)  INCENTIVE PLANS

  PHANTOM MEMBERSHIP PLAN

     In April 1994, the Company adopted the Phantom Membership Plan (the Phantom Membership Plan). Under the Phantom Membership Plan, the Members Committee is authorized to grant awards (Phantom Membership Awards) to those employees of the Company whose responsibilities and decisions, in the Members Committee's opinion, affect the long-term sustained growth and profitability of the Company.

     Each Phantom Membership Award entitles the recipient thereof to receive, no later than May 1 of each year, an annual award based on a specified percentage of the Company's net earnings for the preceding fiscal year. The Phantom Membership Plan also includes a long-term award. Under the long-term award, once a Phantom Membership Award is fully vested, the recipient has the right to require the Company to purchase, and the Company has the right to require such recipient to sell, all or any portion of the recipient's Phantom Membership Award. The purchase price is equal to the specified percentage relating to such Phantom

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Membership Award multiplied by the portion of the Phantom Membership Award being purchased, multiplied by the then-current "deemed fair market value" of the Company or, for certain employees, the fair market value as determined by appraisal. As defined in the Phantom Membership Plan, "deemed fair market value" is equal to 14 times the Company's income before interest and taxes for the calendar year preceding the date of the calculation. In general, Phantom Membership Awards become fully vested on either the third or fifth anniversary of the grant thereof, as determined by the recipient in his or her discretion at the time his or her Phantom Membership Award is granted.

     In the event of a public offering of the Company's securities under the Securities Act of 1933, each fully vested outstanding Phantom Membership Award is automatically converted into a number of shares of the Company's capital stock equal to the specified percentage relating to such Phantom Membership Award, multiplied by the total number of shares of the Company's capital stock to be issued and outstanding immediately following the closing of the public offering. In the event of the acquisition by third party of 75 percent or more of the outstanding membership interest or assets of the Company, each fully vested and outstanding Phantom Membership Award is converted into a membership interest equal to the specified percentage relating to such Phantom Membership Award, multiplied by the total membership interests to be issued and outstanding immediately prior to the closing of the transaction (assuming conversion in full of all Phantom Membership Awards which are then outstanding and fully vested).

     As of December 31, 1994 and 1995, 44 and 40 employees, respectively, had been granted Phantom Membership Awards, and the aggregate Applicable Percentage of all outstanding Phantom Membership Awards was 6.5 percent and 6.4 percent, respectively. Compensation expense related to the annual award feature of the Phantom Membership Plan was $530,000 and $608,000 for 1994 and 1995, respectively, the liability for which is included in accrued expenses in the accompanying consolidated balance sheets. Non-cash compensation related to the long-term award feature of the Phantom Membership Plan was $3,255,000 and $4,646,000 for 1994 and 1995, respectively, the liability for which is included in obligation under incentive plans in the accompanying consolidated balance sheets. Prior to 1995, certain Awards under the Phantom Membership Plan were recognized over the estimated service period of the employee. The Company has changed the method of accounting for the awards to reflect compensation expense over the vesting period to better match the expense with the period earned by the employee. All periods presented have been revised to reflect this change in accounting.

  INCENTIVE COMPENSATION PLAN

     In September 1994, the Company adopted an Incentive Compensation Plan (the Incentive Compensation Plan). Under the Incentive Compensation Plan, the Members Committee is authorized to grant awards (Incentive Awards) to those employees of the Company whose responsibilities and decisions, in the Members Committee's opinion, affect the long-term sustained growth and profitability of the Company.

     Each Incentive Award entitles the recipient thereof to receive a cash payment on the date specified in the corresponding award agreement. To date, all Incentive Awards granted under the Incentive Compensation Plan are payable on the third anniversary of the grant thereof. At the discretion of the Members Committee, participating employees may borrow a portion of the total amount of their Incentive Awards.

     As of December 31, 1994 and 1995, 20 and 60 employees, respectively, had been granted Incentive Awards under the Incentive Compensation Plan. Compensation expense accrued in connection with the distribution of the value of vested Incentive Awards was $87,000 and $635,000 for the years ended December 31, 1994 and 1995, respectively, which has been included in obligations under incentive plans, net of current portion in the accompanying consolidated balance sheets.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14)  LEASE COMMITMENTS

     The Company leases office facilities and certain equipment, principally in the United States, under operating leases expiring on various dates over the next eight years. The lease agreements include renewal options and provisions for rental escalations based on the Consumer Price Index and require the Company to pay for executory costs such as taxes and insurance. The lease agreements also allow the Company to elect an early out provision by giving notice and paying certain lease termination penalties.

     Benefits associated with a rent abatement period and certain lease incentives for office facilities are reflected ratably over the period of the lease. The total deferred rent benefit was approximately $1,870,000 and $1,434,000 at December 31, 1994 and 1995, respectively.

     In November 1995, the Company gave notice of early lease termination to one of its landlords and recorded the lease termination penalty thereon in its calendar 1995, financial statements. In May 1996, the Company entered into 10-year and 5-year facility lease agreements effective March 1, 1997 and July 1, 1997, respectively. Future minimum rental payments related to these leases, as well as the termination payments for existing leases, are included in the balances below (see note 19).

     Future minimum rental payments under non-cancelable operating leases, excluding executory costs, are as follows:

                                                                          (IN THOUSANDS)
                                                                          --------------
        1996...........................................................      $  4,688
        1997...........................................................         3,103
        1998...........................................................         3,130
        1999...........................................................         3,192
        2000...........................................................         3,256
        Thereafter.....................................................        21,922
                                                                              -------
                                                                             $ 39,291
                                                                              =======

     Rent expense under operating leases was approximately $2,035,000, $2,761,000, and $3,545,000 for the years ended December 31, 1993, 1994, and
1995, respectively.

(15)  CONTINGENCIES

     The Company is party to various legal proceedings and claims incidental to their business. Management does not believe that these matters will have a material adverse effect on the consolidated results of operations or financial condition of the Company.

     The Company has fully and unconditionally guaranteed the obligations of Telcom Ventures under the Telcom Ventures Subordinated Note (see note 11).

(16)  GEOGRAPHIC DATA

     The Company maintains subsidiaries in France and Germany. These entities primarily operate in the country in which they are domiciled. The remaining sales to Europe and principally all of the export sales to Latin America, Middle East-Africa and Asia-Pacific are U.S. services and products.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Export sales by geographic region are as follows:

                                                             1993       1994       1995
                                                            -------    -------    -------
                                                                   (IN THOUSANDS)
        North America....................................   $   231    $ 1,260    $ 3,330
        Latin America....................................     5,229      5,990      8,200
        Europe...........................................    23,605     17,400      9,290
        Middle East-Africa...............................       667        850      3,310
        Asia-Pacific.....................................     5,102      5,570     16,730
                                                            -------    -------    -------
        Total export sales...............................   $34,834    $31,070    $40,860
                                                            =======    =======    =======

     Revenues generated from one customer were approximately $6.6 million, $14.0 million and $14.7 million, or 11.0 percent, 18.0 percent, and 14.0 percent of total revenues for 1993, 1994, and 1995, respectively.

(17)  QUARTERLY DATA (UNAUDITED)

                                                                         1994
                                                 ----------------------------------------------------
                                                   1ST        2ND        3RD        4TH        FULL
                                                 QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                                 -------    -------    -------    -------    --------
                                                                    (IN THOUSANDS)
Revenues......................................   $14,880    $15,940    $20,710    $24,525    $ 76,055
Operating income..............................       594        543      2,877      2,493       6,507
Income before income taxes....................       607        513      3,599      2,288       7,007
Net income....................................       186        135      2,751      1,898       4,970

                                                                         1995
                                                   1ST        2ND        3RD        4TH        FULL
                                                 QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                                 -------    -------    -------    -------    --------
                                                                    (IN THOUSANDS)
Revenues......................................   $21,140    $25,420    $25,137    $32,764    $104,461
Operating income..............................     1,118        827      1,310      5,793       9,048
Income before income taxes....................       906        594        897      5,485       7,882
Net income....................................       536        206        376      3,622       4,740

(18)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amount and estimated fair value of the Company's financial instruments in accordance with SFAS No. 107 "Disclosure about Fair Value of Financial Instruments".

                                                                  1994                   1995
                                                           -------------------    -------------------
                                                           CARRYING     FAIR      CARRYING     FAIR
                                                            AMOUNT      VALUE      AMOUNT      VALUE
                                                           --------    -------    --------    -------
                                                                       (IN THOUSANDS)
Assets:
     Notes receivable from affiliate....................   $     --    $    --    $  1,382    $ 1,382
     Notes receivable from member.......................         --         --       9,382      9,382
Liabilities:
     Note payable.......................................         --         --      10,000     10,000
     Convertible subordinated debt......................     20,000     20,000      20,000     20,000
Off balance sheet -- letters of credit..................        300        303         441        450

     The carrying amounts of financial instruments, including cash and cash equivalents, accounts and notes receivable and accounts payable approximated fair value as of December 31, 1994 and 1995, because of the relatively short duration of these instruments.

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOTES RECEIVABLE FROM MEMBER -- the carrying value of the notes receivable from member approximated the fair value as the receivable is treated as a deemed distribution to owners.

     CONVERTIBLE SUBORDINATED DEBT -- the carrying value of the convertible subordinated debt approximated fair value as of December 31, 1994 and 1995, based upon the Company's borrowing activities and assessment of current prices offered for similar loans.

     LETTERS OF CREDIT -- the fair value of letters of credit was estimated based on fees currently charged for similar agreements or the estimated cost to terminate or settle the obligations.

     Financial guarantees are conditional commitments issued by the Company to guarantee the payment of certain liabilities of unconsolidated affiliates. As of December 31, 1994 and 1995, one such guarantee was outstanding, which was issued to support a borrowing arrangement (see note 11). The Company's exposure for this guarantee is equal to the contractual amount of the guarantee of $30,000,000 at December 31, 1994 and 1995.

(19)  SUBSEQUENT EVENTS

     In January 1996, the Company sold its 50.0 percent interest in Telemate and granted certain distribution rights for the Company's software and hardware products for $3,800,000. Approximately $1,400,000 of the proceeds were received for the Company's investment in Telemate, resulting in a gain of approximately $514,000, which was recognized by the Company in its calendar 1996 first quarter results. The remaining proceeds of $2,400,000 were recorded as deferred revenue and are being amortized to income over the 24 month life of the distribution agreement.

     In March 1996, the Company adopted an Employee Option Plan for certain key executives under which the Members' Committee may grant options for up to an aggregate 6 percent interest in the Company. The options were granted in March 1996 at an exercise price generally equal to fair market value at time of grant and generally become exercisable at 20.0 percent a year over a five-year period. Unexercised options generally expire ten years after issuance.

     In March 1996, the Nomura Facility (see note 10) was purchased by Chase. Also in March, additional draws aggregating $10.0 million were made by the Company, resulting in a total outstanding balance under the facility of $20.0 million. The terms and conditions of the Nomura Facility remained intact with the exception of interest rate which was subsequently revised such that interest on the loans will accrue at the announced prime commercial lending rate of Chase plus .25%. The additional $10.0 million draws were used to fund two investments in customers. One investment consists of loans aggregating $6.5 million. The loans are convertible into shares of non-voting common stock at the Company's option, upon the satisfaction of certain conditions. In connection with this investment, the Company obtained a commitment from the customer to purchase services and products aggregating $65.0 million over the next five years. The other investment consists of an equity investment of $5.0 million. In connection with this investment, the Company obtained a commitment from the customer for the purchase of services and products aggregating $55.0 million over the next five years.

     In May 1996, the Company entered into 10-year and 5-year facility lease agreements effective March 1, 1997 and July 1, 1997, respectively. The lease agreements contain renewal options for up to three five-year periods. The lease agreements also provide for the Company to pay real estate taxes and certain other operating costs of the properties. Lease termination costs associated with the current facility leases of $1.4 million were recorded in the calendar 1995 financial statements. Future lease payments associated with the new lease are included in future minimum rental payments in note 14.

(20)  REFINANCING OF NOTE PAYABLE (UNAUDITED)

     In June 1996, the Company entered into a new three year revolving credit and five year term loan facility with Chase which replaced the March 1996 facility (see note 19). Under the facility, Chase has extended (1) a revolving credit facility in an aggregate principal amount not to exceed the lesser of $12.5 million or

                          LCC, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

80 percent of the Company's receivables which are deemed "eligible" as a basis for obtaining credit and (2) a term loan in the amount of $7.5 million. Interest on the loans will accrue at the Company's election at either (1) a variable rate determined with reference to the higher of (a) the Federal Funds rate plus 1/2 of 1 percent, and (b) the announced prime lending rate of Chase or (2) a fixed rate determined with reference to the London Interbank Market. In addition, an interest margin will be added to the variable rate or fixed rate (as applicable) based on the Company's cash flow leverage ratio, as periodically determined.

     At June 30, 1996, the Company was in violation of certain financial ratios required to be maintained under its agreement with Chase. The Company has obtained a waiver of such covenant violations from Chase. At June 30, 1996, the Company has classified the note payable as a current liability in the accompanying consolidated balance sheet.

                               GLOSSARY OF TERMS

     "A-block auction" -- An auction held by the FCC to award 30 MHz PCS licenses for 51 MTAs. The A-block auction, held in conjunction with the B-block auction, was concluded in March 1995, and licenses were awarded on June 23, 1995.

     "alphanumeric" -- A message or other type of readout containing both letters ("alphas") and numbers ("numerics"). In cellular, "alphanumeric memory dial" is a special type of dial-from-memory option that displays both the name of the individual and that individual's phone number on the cellular phone handset. The name also can be recalled by using the letters on the phone keypad. By contrast, standard memory dial recalls numbers from number-only locations.

     "AMPS" -- Advanced Mobile Phone Service. The United States analog cellular standard.

     "analog" -- A method of storing, processing and transmitting information through the continuous variation of a signal.

     "antenna" -- A device for transmitting and/or receiving signals.

     "B-block auction" -- An auction held by the FCC to award 30 MHz PCS licenses for 51 MTAs. The B-block auction, held in conjunction with the A-block auction, was concluded in March 1995, and licenses were awarded on June 23, 1995.

     "base station" -- A fixed site with network equipment that is used for RF communications with mobile stations, and is part of a cell, or a sector within a cell, and is backhauled to an MTSO or other part of a cellular system.

     "Broadband PCS" -- High frequency, next generation wireless services.

     "BTA" -- Basic Trading Area. A service area designed by Rand McNally and adopted by the FCC to promote the rapid deployment and ubiquitous coverage of PCS and providers. There are 493 BTAs in the United States.

     "C-block auction" -- An auction held by the FCC to award 30 MHz PCS licenses for 493 BTAs to entrepreneurial businesses having gross revenues of less than $125 million in each of the last two years and total assets of less than $500 million. Bidding credits and installment payment options were granted to small businesses having average gross revenues for the preceding three years of less than $40 million. The C-block auction was concluded in May 1996. Licenses have not yet been awarded.

     "CDMA" -- Code Division Multiple Access. A digital wireless transmission technology for use in cellular telephone communications, PCS and other wireless communications systems. CDMA is a spread spectrum technology in which calls are assigned a pseudo random code to encode digital bit streams. The coded signals are then transmitted over the air on a frequency between the end user and a cell site, where they are processed by a base station. CDMA allows more than one wireless user to simultaneously occupy a single RF band.

     "cell" -- The basic geographic unit of a cellular system.

     "cellular network" -- A telephone system based on a grid of "cells" deployed at 800 MHz. Each cell contains transmitters, receivers and antennas, and is connected to switching gear and control equipment.

     "cell-splitting" -- Adding a cell to overlap coverage of an existing site, which adds capacity to the area served by that existing site.

     "channel" -- A single path, either RF or voice, for transmitting electrical signals.

     "CTIA" -- Cellular Telecommunications Industry Association. An industry group in North America comprised primarily of cellular telephone service companies and, recently, some PCS license holders.

     "D-block auction" -- An auction to be held by the FCC to award 10 MHz PCS licenses for 493 BTAs. In March 1996, the FCC proposed rule changes for the D-block auction, and final rules have not been announced. The FCC has stated its intention to commence the D-block auction in the summer of 1996.

     "DCS" -- Digital Communications Service. A GSM-based system in the PCS band.

     "digital" -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technolo-gies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

     "digital protocols" -- Methodologies that serve to manage the communication for digital signal transmission. CDMA and TDMA are examples of high level digital protocols.

     "E-block auction" -- An auction to be held by the FCC to award 10 MHz PCS licenses for 493 BTAs. In March 1996, the FCC proposed rule changes for the E-block auction, and final rules have not been announced. The FCC has stated its intention to commence the E-block auction in the summer of 1996.

     "ESMR" -- Enhanced Specialized Mobile Radio is a radio communications system that employs digital technology with a multi-site configuration that permits frequency reuse but used in the SMR frequencies, offering enhanced dispatch services to traditional analog SMR users.

     "ETACS" -- Enhanced Total Access Cellular System. The European analog cellular standard.

     "F-block auction" -- An auction to be held by the FCC to award 10 MHz PCS licenses for 493 BTAs. Under current rules, the auction would be open only to entrepreneurial businesses (having gross revenues of less than $125 million in cash in each of the last two years and total assets of less than $500 million) or businesses owned by minorities and/or women. In March 1996, the FCC proposed rule changes for the F-block auction, including making the rules race- and gender-neutral. Final rules have not been announced. The FCC has stated its intention to commence the F-block auction in the summer of 1996.

     "FCC" -- Federal Communications Commission. The government agency responsible for regulating telecommunications in the United States.

     "frequency" -- The number of cycles per second, measured in hertz, of a periodic oscillation or wave in radio propagation.

     "Global Positioning System" -- A satellite-based network provided by the U.S. government which allows the user thereof to pinpoint precisely his or her location at any place in the world.

     "GSM" -- Global System for Mobile Communications. A distributed open networking architecture standard for digital wireless systems world-wide.

     "hand-off" -- The act of transferring communication with a mobile unit from one base station to another. A hand-off transfers a call from the current base station to the new base station.

     "hertz: -- A measurement of electromagnetic energy, equivalent to one "wave" or cycle per second.

     "iDEN" -- Integrated Dispatch Enhanced Network. iDEN is a technology and a network solution for providing communications services in the SMR spectrum.

     "INFLEXION" -- A technology for providing voice narrowband PCS developed by Motorola.

     "infrastructure equipment" -- Fixed infrastructure equipment consisting of base stations, base station controllers, antennas, switches, management information systems and other equipment making up the backbone of the wireless communication system that receives, transmits and processes signals from and to subscriber equipment and/or between wireless systems and the public switched telephone network.

     "IS-136" -- North American Interim Standard-digital TDMA system specification.

     "KHz" -- Kilohertz (one thousand hertz).

     "LMDS" -- Local Multipoint Distribution System. A system that delivers video programming services over microwave channels received by subscribers with a special antenna. Operates at a higher frequency, has more spectrum allocated to it, and has more channel capacity than MMDS.

     "MHz" -- megahertz (millions of hertz).

     "microcells" -- Cell sites with small coverage radius. Antenna heights are generally low, being 40 feet in height or less.

     "microcell site" -- comprised of a microcell base station and electrical and transmission termination equipment. This equipment provides the radio interface between the PCS network and the customer's handset, and differs from the mini base station in its reduced physical dimensions and included integrated antennas. These units are the size of a medium-sized suitcase, allowing mounting on walls and poles.

     "MMDS" -- Multichannel multipoint distribution system. A system that delivers video programming services over microwave channels received by subscribers with a special antenna. Sometimes referred to as "wireless cable systems".

     "MTA" -- Major Trading Area. A PCS area designed by Rand McNally and adopted by the FCC. There are 51 MTAs in the United States.

     "MTSO" -- Mobile Telephone Switching Office. The central computer that connects a cellular phone call to the public telephone network. The MTSO controls the entire system's operations, including monitoring calls, billing and handoffs.

     "Narrowband PCS" -- Identifier given by the FCC for PCS spectrum in the 900 Mhz frequency range. 50/50 KHz (paired), 50/12.5 KHz (paired) and 50 KHz (unpaired) were recently auctioned by the FCC and purchased by companies such as PageNet, Inc., Mtel, AT&T Corporation, and MobileComm. Narrowband PCS is expected to provide advanced data and voice communications for devices traditionally known as radio pagers, including acknowledgment and two-way paging capability.

     "network equipment" -- The fixed infrastructure consisting of base stations, base station controllers, mobile switching centers and related information processing control points that manages communications between the mobile unit and the public switched telephone network.

     "PCS" -- Personal Communications Services. FCC terminology describing intelligent, digital wireless, personal two-way communications systems.

     "PCS 1900" -- 1900 MHz GSM-based digital cellular radio technology.

     "Public Switched Telephony Network" -- The wireline telephone network.

     "REFLEX(TM)" -- Two way narrowband PCS protocol developed by Motorola.

     "RF" -- Radio frequency. Frequencies of the electromagnetic spectrum that are associated with radio wave propagation.

     "SMR" -- Specialized Mobile Radio, referring to systems that serve non-public special mobile communication markets (for example, taxi cabs). Recent FCC rulings have permitted these operators to offer cellular-like services to the public.

     "switch" -- A central facility capable of routing calls from one point to another. Usually a point of connection to the PSTN.

     "TDMA" -- Time Division Multiple Access. A digital wireless transmission technology that converts analog voice signals into digital data and puts more than one voice channel on a single RF channel by separating the users in time.

     "UNIX" -- A multiuser, multitasking operating system.

     "uplink" -- The radio path from a handset or mobile user to the cell site.

     "wireless" -- A radio-based system allowing transmission of telephone and/or data signals through the air without a physical connection, such as a metal wire or fiber optic cable.

     "wireless local loop" -- A system that eliminates the need for a wire loop connecting users to the public switched telephone network, which is used in conventional wired telephone systems, by transmitting voice messages over radio waves for the "last mile" connection between the location of the customer's telephone and a base station connected to the network equipment.

- ------------------------------------------------------
- ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------
                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary....................     3
Risk Factors..........................     8
The Company...........................    17
The Merger............................    17
The MCI Notes, MCI Note Assumption,
  MCI Conversion......................    18
Use of Proceeds.......................    18
Dividend Policy.......................    19
Dilution..............................    20
Capitalization........................    21
Selected Consolidated Financial
  Data................................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    24
Business..............................    32
Management............................    48
Principal and Selling Stockholders....    61
Description of Capital Stock..........    62
Shares Eligible for Future Sale.......    65
Underwriting..........................    66
Legal Matters.........................    68
Experts...............................    68
Additional Information................    68
Index to Financial Statements.........   F-1
Glossary of Terms.....................   G-1

                             ---------------------

UNTIL           , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON
STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------


                               5,000,000 SHARES


                                  [LCC LOGO]

                            LCC INTERNATIONAL, INC.
                                    CLASS A
                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            OPPENHEIMER & CO., INC.
                                          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.


                                                                               PAYABLE BY
                                                                               REGISTRANT
    SEC registration fee.....................................................  $   29,742
    National Association of Securities Dealers, Inc. filing fee..............       7,308
    Nasdaq National Market entry fee.........................................      31,000
    Blue Sky fees and expenses...............................................      17,000
    Accounting fees and expenses.............................................     475,000
    Legal fees and expenses..................................................     625,000
    Printing and engraving expenses..........................................     250,000
    Registrar and transfer agent's fees......................................      10,000
    Miscellaneous fees and expenses..........................................     175,000
                                                                                 --------
              Total..........................................................  $1,620,050
                                                                                 ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware Law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

     The Company's Certificate of Incorporation provides for mandatory indemnification of directors and officers to the fullest extent permitted by the Delaware Law. Under the Certificate of Incorporation, the Company shall advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that he or she is not entitled to indemnification. The Company will obtain directors and officers liability insurance.


     The Company will enter into separate indemnification agreements with each of its directors and executive officers pursuant to which the Company will agree, among other things, and subject to certain limited exceptions: (i) to indemnify them to the fullest extent permitted by law against any liabilities and expenses (including attorneys fees) reasonably incurred in connection with any threatened, pending or completed action or other proceeding arising from the fact that they are each in an Indemnifiable Capacity or because of anything done or not done by each of them in such Indemnifiable Capacity, and (ii) to advance any such expenses no later than thirty days after demand. An Indemnifiable Capacity is defined as the fact that the person is or was a director or executive officer of the Company, or, while a director or executive officer of the

Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan or other enterprise.


     The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     From the Company's inception on June 4, 1996 through the date hereof, the Company has issued and sold the following securities:

          On June 13, 1996, LCC International issued 10 shares of Class A Common Stock to the Limited Liability Company for a purchase price of $15.00 per share.

     Such issuance of securities described above was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act ("Section 4(2)") as a transaction by an issuer not involving any public offering. In addition, in connection with the Merger, the Company intends to issue 11,455,227 shares of Class B Common Stock to RF Investors, 85,233 shares of Class B Common Stock to the Founder Corporation and 28,411 shares of Class A Common Stock to TC Group. Such transactions will also be exempt from registration pursuant to Section 4(2).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


 EXHIBIT
  NUMBER                                      DESCRIPTION
- ---------- ----------------------------------------------------------------------------------
    1      -- Form of Underwriting Agreement.
    3.1    -- Restated Certificate of Incorporation of the Company.
    3.2    -- Amended and Restated Bylaws of the Company.
    4.1    -- Form of Class A and Class B Common Stock certificates.
    5      -- Opinion regarding legality of shares being registered.
   10.1    -- Lease Agreement dated July 23, 1990 between LCC, Incorporated and Second
              Courthouse Plaza Association Limited Partnership, assigned to Telcom Ventures,
              L.L.C. by agreement dated December 31, 1993, and further assigned to LCC,
              L.L.C. by agreement dated May 25, 1995, and Lease Extension Agreement thereto, dated March 19, 1996.
   10.2    -- Employment Agreement dated September 14, 1990 between LCC, Incorporated and
              Piyush Sodha.*
   10.3    -- Lease Agreement dated January 28, 1991 between Second Courthouse Plaza
              Associates Limited Partnership and LCC, Incorporated and Lease Extension
              Agreement thereto, dated March 19, 1996.*
   10.4    -- Assignment of Lease and Landlord's Consent to Assignment dated December 31,
              1993 by and between Second Courthouse Plaza Associates Limited Partnership,
              LCC, Incorporated and Telcom Ventures, L.L.C., as further assigned to LCC,
              L.L.C. by agreement dated May 25, 1995.
   10.5    -- Lease Extension Agreement dated December 31, 1993 by and among Second
              Courthouse Plaza Associates Limited Partnership and Telcom Ventures, L.L.C.*
   10.6    -- 1994 LCC, L.L.C. Incentive Compensation Plan.*
   10.7    -- Sublease Agreement dated May 7, 1994 between LCC, L.L.C. and Minirth-Meier Byrd
              Clinic, P.A.*

 EXHIBIT
  NUMBER                                      DESCRIPTION
- ---------- ----------------------------------------------------------------------------------
   10.8    -- Lease Agreement dated May 9, 1994 between Colonial Village Center Associates and LCC, L.L.C. and First Amendment thereto, dated May 1, 1995.*
   10.9    -- Subordinated Note due 2000 by Telcom Ventures, L.L.C. payable to MCI Telecom-
              munications Corporation dated June 28, 1994.*
   10.10   -- Subordinated Note due 2000 by LCC, L.L.C. payable to MCI Telecommunications
              Corporation dated June 28, 1994.*
  +10.11   -- Agreement dated November 15, 1994 by and between LCC, L.L.C. and Pacific Bell
              Mobile Services.
  +10.12   -- Amended and Restated Software License and Services Agreement dated July 1, 1995 by and between TSI, a division of LCC, L.L.C. and NEXTEL Communications, Inc.
   10.13   -- LCC International, Inc. 1996 Directors Stock Option Plan.
   10.14   -- LCC International, Inc. 1996 Employee Stock Option Plan.
   10.15   -- LCC International, Inc. 1996 Employee Stock Purchase Plan.
   10.16   -- Amended and Restated Shareholders' Rights Agreement dated February   , 1996
              between NextWave Telecom Inc. and LCC, L.L.C.*
   10.17   -- Letter Agreement dated March   , 1996 between NextWave Telecom, Inc. and LCC,
              L.L.C.*
  +10.18   -- Letter Agreement dated March 12, 1996 between NextWave Telecom, Inc. and LCC,
              L.L.C.
   10.19   -- Subscription Agreement dated March   , 1996 between NextWave Telecom, Inc. and
              LCC, L.L.C.*
   10.20   -- Office Building Lease dated March 19, 1996 between Second Courthouse Associates
              Limited Partnership and LCC, L.L.C.*
   10.21   -- Convertible Loan and Investment Agreement dated March 20, 1996 by and between
              LCC, L.L.C. and DCR Communications, Inc.*
  +10.22   -- Letter Agreement dated March 20, 1996 by and between LCC, L.L.C. and DCR
              Communications, Inc.
   10.23   -- Agreement dated May 17, 1996, between LCC, L.L.C. and West*Park Associates
              Limited Partnership for office space at 7925 Jones Branch Drive, McLean,
              Virginia, 22102.*
   10.24   -- Agreement dated May 17, 1996, between LCC, L.L.C. and West*Park Associates
              Limited Partnership for office space at 7927 Jones Branch Drive, McLean,
              Virginia, 22102.*
   10.25   -- Letter Agreement dated May 31, 1996 between LCC International, Inc. and Arno
              Penzias.*
   10.26   -- Credit Agreement dated June 14, 1996 among LCC, L.L.C., LCC Design Services,
              L.L.C., LCC Development Company, L.L.C. and The Chase Manhattan Bank (National
              Association).*
   10.27   -- Security Agreement dated June 14, 1996 among LCC, L.L.C., LCC Design Services,
              L.L.C. and LCC Development Company, L.L.C., in favor of The Chase Manhattan
              Bank (National Association).*
   10.28   -- Intellectual Property Security Agreement dated June 14, 1996 by LCC, L.L.C. in favor of The Chase Manhattan Bank (National Association).*
   10.29   -- Pledge Agreement dated June 14, 1996 among LCC, L.L.C., LCC Design Services,
              L.L.C. and LCC Development Company, L.L.C., in favor of The Chase Manhattan
              Bank (National Association).*

 EXHIBIT
  NUMBER                                      DESCRIPTION
- ---------- ----------------------------------------------------------------------------------
   10.30   -- Intercompany Agreement dated as of August 27, 1996 among Telcom Ventures,
              L.L.C., LCC, L.L.C., LCC International, Inc., Cherrywood Holdings, Inc.,
              Rajendra Singh, Neera Singh, certain trusts for the benefit of members of the
              Singh family, Carlyle-LCC Investors I, L.P., Carlyle-LCC Investors II, L.P.,
              Carlyle-LCC Investors III, L.P., Carlyle-LCC IV (E), L.P., MDLCC, L.L.C. and TC
              Group, L.L.C.
   10.31   -- Registration Rights Agreement dated July 25, 1996 among LCC International,
              Inc., RF Investors, L.L.C. and MCI Telecommunications Corporation.*
   10.32   -- Form of Indemnity Agreement between LCC International, Inc. and each of
              Rajendra Singh, Neera Singh, Piyush Sodha, Mark D. Ein, Arno A. Penzias, J.
              Michael Bonin, Kathryn M. Condello, Peter A. Deliso, Richard Hozik, Frank F.
              Navarrete, Donald R. Rose and Gerard L. Vincent.
   10.33   -- Overhead and Administrative Services Agreement dated August 27, 1996 between
              LCC International, Inc. and Telcom Ventures, L.L.C.
   10.34   -- Agreement of Merger dated September 15, 1996 between LCC, L.L.C. and LCC
              International, Inc.
   10.35   -- Form of LCC International, Inc. Directors Stock Option Plan stock option agreement for directors who will receive Class B Common Stock.
   10.36   -- Amended and Restated Securityholders Agreement dated July 25, 1996 among Telcom
              Ventures, L.L.C., LCC, Incorporated, TC Group, L.L.C., LCC, L.L.C. and MCI
              Telecommunications Corporation.*
   10.37   -- Amendment to Subordinated Note due 2000 by Telcom Ventures, L.L.C. payable to
              MCI Telecommunications Corporation dated July 25, 1996.*
   10.38   -- Amendment to Subordinated Note due 2000 by LCC, L.L.C. payable to MCI
              Telecommunications Corporation dated July 25, 1996.*
   10.39   -- Form of Promissory Note by Telcom Ventures, L.L.C. to LCC International, Inc.
   10.40   -- Form of Stock Option Agreement between LCC International, Inc. and the Carlyle
              Option Designees.
   10.41   -- Form of LCC International, Inc. 1996 Employee Stock Option Plan incentive stock option agreement.
   10.42   -- Form of LCC International, Inc. 1996 Employee Stock Option Plan non-incentive stock option agreement.
   10.43   -- Form of LCC International, Inc. 1996 Employee Stock Option Plan non-incentive stock option agreement (for employees who had been eligible to participate in the LCC, L.L.C. 1994 Phantom Membership Plan or the LCC, L.L.C. 1996 Employee
              Option Plan).
   10.44   -- Form of LCC International, Inc. Directors Stock Option Plan stock option agreement for directors who will receive Class A Common Stock (other than Mark
              D. Ein).
   10.45   -- Form of LCC International, Inc. Directors Stock Option Plan stock option agreement for Mark D. Ein.
   10.46   -- Form of Phantom Membership Plan Exchange Agreement.
   10.47   -- Revolving Credit Note dated June 14, 1996 by LCC, L.L.C. to The Chase Manhattan
              Bank (National Association) in the amount of $12,500,000.
   10.48   -- Term Note dated June 14, 1996 by LCC, L.L.C. to The Chase Manhattan Bank
              (National Association) in the amount of $7,500,000.
   10.49   -- Letter Agreement dated August 22, 1996 between LCC International, Inc. and Arno
              Penzias.

 EXHIBIT
  NUMBER                                      DESCRIPTION
- ---------- ----------------------------------------------------------------------------------
   10.50   -- Lease Agreement dated July 17, 1992 between Colonial Village Center Associates and Telecom Solutions, Inc., assigned to Telcom Ventures, L.L.C. by agreement dated December 30, 1993, amended by Amendment to Lease dated June 10, 1994, and
              further assigned to LCC, L.L.C. by agreement dated September   , 1996.
   10.51   -- Form of Notice of Assignment of Subordinated Note Due 2000 from Telcom
              Ventures, L.L.C. and LCC International, Inc. to MCI Telecommunications
              Corporation.
   10.52   -- Form of Second Amendment to Subordinated Note Due 2000 by Telcom Ventures,
              L.L.C. and LCC International, Inc. payable to MCI Telecommunications
              Corporation.
   10.53   -- Form of Third Amendment to Subordinated Note Due 2000 by Telcom Ventures,
              L.L.C. and LCC International, Inc. payable to MCI Telecommunications
              Corporation.
   10.54   -- Amendment to Amended and Restated Securityholders Agreement dated September 19,
              1996 among Telcom Ventures, L.L.C., LCC, Incorporated, TC Group, L.L.C., LCC,
              L.L.C. and MCI Telecommunications Corporation.
   10.55   -- Series D Convertible Debenture Due March 27, 2001 by DCR Communications, Inc.
              dated March 27, 1996.
   10.56   -- Series D Convertible Debenture Due May 10, 2001 by DCR Communications, Inc.
              dated May 10, 1996.
   11      -- Computation of Earnings Per Common Shares.*
   21      -- Subsidiaries of the Company.*
   23.1    -- Consent of KPMG Peat Marwick LLP.
   23.2    -- Consent of Hogan & Hartson L.L.P. (included in Exhibit 5)
   27      -- Financial Data Schedule.*


- ---------------


* Previously filed in Amendment No. 1 to the Registration Statement.



+ Confidential treatment has been granted for certain portions of this document.
  The copy filed as an exhibit omits the information subject to the confidential treatment request.


     (b) Financial Statement Schedules.

         Schedule    -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, Commonwealth of Virginia, on the 20th day of September, 1996.


                                            LCC INTERNATIONAL, INC.

                                            By      /s/  RAJENDRA SINGH

                                             -----------------------------------
                                                       Rajendra Singh
                                                 Chairperson of the Board of
                                                           Directors

                               POWER OF ATTORNEY

     Know all Men by These Presents, that each individual whose signature appears below constitutes and appoints Rajendra Singh, his true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or a Registration Statement filed pursuant to Rule 462 of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                 SIGNATURES                                TITLE                      DATE
                 /s/  RAJENDRA SINGH            Chairperson of the Board of    September 20, 1996
- ---------------------------------------------     Directors
               Rajendra Singh
                    /s/  NEERA SINGH            Co-Chairperson of the Board    September 20, 1996
- ---------------------------------------------     of Directors and Executive
                 Neera Singh                      Vice President
                   /s/  PIYUSH SODHA            Director, President and        September 20, 1996
- ---------------------------------------------     Chief Executive Officer
                Piyush Sodha                      (Principal Executive
                                                  Officer)
                  /s/  RICHARD HOZIK            Senior Vice President,         September 20, 1996
- ---------------------------------------------     Treasurer and Chief
                Richard Hozik                     Financial Officer
                                                  (Principal Financial
                                                  Officer and Principal
                                                  Accounting Officer)
                    /s/  MARK D. EIN            Director                       September 20, 1996
- ---------------------------------------------
                 Mark D. Ein
                 /s/  ARNO A. PENZIAS           Director                       September 20, 1996
- ---------------------------------------------
                Arno Penzias

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                   DESCRIPTION                                     PAGES
- ------    -------------------------------------------------------------------------   ------------
  1       -- Form of Underwriting Agreement. ......................................
  3.1     -- Restated Certificate of Incorporation of the Company. ................
  3.2     -- Amended and Restated Bylaws of the Company. ..........................
  4.1     -- Form of Class A and Class B Common Stock certificates. ...............
  5       -- Opinion regarding legality of shares being registered. ...............
 10.1     -- Lease Agreement dated July 23, 1990 between LCC, Incorporated and
             Second Courthouse Plaza Association Limited Partnership, assigned to
             Telcom Ventures, L.L.C. by agreement dated December 31, 1993, and further assigned to LCC, L.L.C. by agreement dated May 25, 1995, and
             Lease Extension Agreement thereto, dated March 19, 1996. .............
 10.2     -- Employment Agreement dated September 14, 1990 between LCC,
             Incorporated and Piyush Sodha.*.......................................
 10.3     -- Lease Agreement dated January 28, 1991 between Second Courthouse Plaza
             Associates Limited Partnership and LCC, Incorporated and Lease
             Extension Agreement thereto, dated March 19, 1996.*...................
 10.4     -- Assignment of Lease and Landlord's Consent to Assignment dated
             December 31, 1993 by and between Second Courthouse Plaza Associates
             Limited Partnership, LCC, Incorporated and Telcom Ventures, L.L.C., as
             further assigned to LCC, L.L.C. by agreement dated May 25, 1995. .....
 10.5     -- Lease Extension Agreement dated December 31, 1993 by and among Second
             Courthouse Plaza Associates Limited Partnership and Telcom Ventures,
             L.L.C.*...............................................................
 10.6     -- 1994 LCC, L.L.C. Incentive Compensation Plan.*........................
 10.7     -- Sublease Agreement dated May 7, 1994 between LCC, L.L.C. and
             Minirth-Meier Byrd Clinic, P.A.*......................................
 10.8     -- Lease Agreement dated May 9, 1994 between Colonial Village Center
             Associates and LCC, L.L.C. and First Amendment thereto, dated May 1,
             1995.*................................................................
 10.9     -- Subordinated Note due 2000 by Telcom Ventures, L.L.C. payable to MCI
             Telecommunications Corporation dated June 28, 1994.*..................
 10.10    -- Subordinated Note due 2000 by LCC, L.L.C. payable to MCI
             Telecommunications Corporation dated June 28, 1994.*..................
+10.11    -- Agreement dated November 15, 1994 by and between LCC, L.L.C. and
             Pacific Bell Mobile Services. ........................................
+10.12    -- Amended and Restated Software License and Services Agreement dated
             July 1, 1995 by and between TSI, a division of LCC, L.L.C. and NEXTEL
             Communications, Inc. .................................................
 10.13    -- LCC International, Inc. 1996 Directors Stock Option Plan. ............
 10.14    -- LCC International, Inc. 1996 Employee Stock Option Plan. .............
 10.15    -- LCC International, Inc. 1996 Employee Stock Purchase Plan. ...........
 10.16    -- Amended and Restated Shareholders' Rights Agreement dated February   ,
             1996 between NextWave Telecom Inc. and LCC, L.L.C.*...................
 10.17    -- Letter Agreement dated March   , 1996 between NextWave Telecom, Inc.
             and LCC, L.L.C.*......................................................

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                   DESCRIPTION                                     PAGES
- ------    -------------------------------------------------------------------------   ------------
+10.18    -- Letter Agreement dated March 12, 1996 between NextWave Telecom, Inc.
             and LCC, L.L.C. ......................................................
 10.19    -- Subscription Agreement dated March   , 1996 between NextWave Telecom,
             Inc. and LCC, L.L.C.*.................................................
 10.20    -- Office Building Lease dated March 19, 1996 between Second Courthouse
             Associates Limited Partnership and LCC, L.L.C.*.......................
 10.21    -- Convertible Loan and Investment Agreement dated March 20, 1996 by and between LCC, L.L.C. and DCR Communications, Inc.*.....................
+10.22    -- Letter Agreement dated March 20, 1996 by and between LCC, L.L.C. and
             DCR Communications, Inc. .............................................
 10.23    -- Agreement dated May 17, 1996, between LCC, L.L.C. and West*Park
             Associates Limited Partnership for office space at 7925 Jones Branch
             Drive, McLean, Virginia, 22102.*......................................
 10.24    -- Agreement dated May 17, 1996, between LCC, L.L.C. and West*Park
             Associates Limited Partnership for office space at 7927 Jones Branch
             Drive, McLean, Virginia, 22102.*......................................
 10.25    -- Letter Agreement dated May 31, 1996 between LCC International, Inc.
             and Arno Penzias.*....................................................
 10.26    -- Credit Agreement dated June 14, 1996 among LCC, L.L.C., LCC Design
             Services, L.L.C., LCC Development Company, L.L.C. and The Chase
             Manhattan Bank (National Association).*...............................
 10.27    -- Security Agreement dated June 14, 1996 among LCC, L.L.C., LCC Design
             Services, L.L.C. and LCC Development Company, L.L.C., in favor of The
             Chase Manhattan Bank (National Association).*.........................
 10.28    -- Intellectual Property Security Agreement dated June 14, 1996 by LCC,
             L.L.C. in favor of The Chase Manhattan Bank (National
             Association).*........................................................
 10.29    -- Pledge Agreement dated June 14, 1996 among LCC, L.L.C., LCC Design
             Services, L.L.C. and LCC Development Company, L.L.C., in favor of The
             Chase Manhattan Bank (National Association).*.........................
 10.30    -- Intercompany Agreement dated as of August 27, 1996 among Telcom
             Ventures, L.L.C., LCC, L.L.C., LCC International, Inc., Cherrywood
             Holdings, Inc., Rajendra Singh, Neera Singh, certain trusts for the benefit of members of the Singh family, Carlyle-LCC Investors I, L.P.,
             Carlyle-LCC Investors II, L.P., Carlyle-LCC Investors III, L.P.,
             Carlyle-LCC IV (E), L.P., MDLCC, L.L.C. and TC Group, L.L.C. .........
 10.31    -- Registration Rights Agreement dated July 25, 1996 among LCC
             International, Inc., RF Investors, L.L.C. and MCI Telecommunications
             Corporation.*.........................................................
 10.32    -- Form of Indemnity Agreement between LCC International, Inc. and each of Rajendra Singh, Neera Singh, Piyush Sodha, Mark D. Ein, Arno A.
             Penzias, J. Michael Bonin, Kathryn M. Condello, Peter A. Deliso,
             Richard Hozik, Frank F. Navarrete, Donald R. Rose and Gerard L.
             Vincent. .............................................................
 10.33    -- Overhead and Administrative Services Agreement dated August 27, 1996 between LCC International, Inc. and Telcom Ventures, L.L.C. ..........
 10.34    -- Agreement of Merger dated September 15, 1996 between LCC, L.L.C. and
             LCC International, Inc. ..............................................

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                   DESCRIPTION                                     PAGES
- ------    -------------------------------------------------------------------------   ------------
 10.35    -- Form of LCC International, Inc. Directors Stock Option Plan stock option agreement for directors who will receive Class B Common
             Stock. ...............................................................
 10.36    -- Amended and Restated Securityholders Agreement dated July 25, 1996 among Telcom Ventures, L.L.C., LCC, Incorporated, TC Group, L.L.C.,
             LCC, L.L.C. and MCI Telecommunications Corporation.*..................
 10.37    -- Amendment to Subordinated Note due 2000 by Telcom Ventures, L.L.C.
             payable to MCI Telecommunications Corporation dated July 25, 1996.*...
 10.38    -- Amendment to Subordinated Note due 2000 by LCC, L.L.C. payable to MCI
             Telecommunications Corporation dated July 25, 1996.*..................
 10.39    -- Form of Promissory Note by Telcom Ventures, L.L.C. to LCC
             International, Inc. ..................................................
 10.40    -- Form of Stock Option Agreement between LCC International, Inc. and the
             Carlyle Option Designees. ............................................
 10.41    -- Form of LCC International, Inc. 1996 Employee Stock Option Plan
             incentive stock option agreement. ....................................
 10.42    -- Form of LCC International, Inc. 1996 Employee Stock Option Plan
             non-incentive stock option agreement. ................................
 10.43    -- Form of LCC International, Inc. 1996 Employee Stock Option Plan
             non-incentive stock option agreement (for employees who had been eligible to participate in the LCC, L.L.C. 1994 Phantom Membership
             Plan or the LCC, L.L.C. 1996 Employee Option Plan). ..................
 10.44    -- Form of LCC International, Inc. Directors Stock Option Plan stock option agreement for directors who will receive Class A Common Stock
             (other than Mark D. Ein). ............................................
 10.45    -- Form of LCC International, Inc. Directors Stock Option Plan stock option agreement for Mark D. Ein. ....................................
 10.46    -- Form of Phantom Membership Plan Exchange Agreement. ..................
 10.47    -- Revolving Credit Note dated June 14, 1996 by LCC, L.L.C. to The Chase
             Manhattan Bank (National Association) in the amount of
             $12,500,000. .........................................................
 10.48    -- Term Note dated June 14, 1996 by LCC, L.L.C. to The Chase Manhattan
             Bank (National Association) in the amount of $7,500,000. .............
 10.49    -- Letter Agreement dated August 22, 1996 between LCC International, Inc.
             and Arno Penzias. ....................................................
 10.50    -- Lease Agreement dated July 17, 1992 between Colonial Village Center
             Associates and Telecom Solutions, Inc., assigned to Telcom Ventures,
             L.L.C. by agreement dated December 30, 1993, amended by Amendment to
             Lease dated June 10, 1994, and further assigned to LCC, L.L.C. by
             agreement dated September   , 1996. ..................................
 10.51    -- Form of Notice of Assignment of Subordinated Note Due 2000 from Telcom
             Ventures, L.L.C. and LCC International, Inc. to MCI Telecommunications
             Corporation. .........................................................
 10.52    -- Form of Second Amendment to Subordinated Note Due 2000 by Telcom
             Ventures, L.L.C. and LCC International, Inc. payable to MCI
             Telecommunications Corporation. ......................................
 10.53    -- Form of Third Amendment to Subordinated Note Due 2000 by Telcom
             Ventures, L.L.C. and LCC International, Inc. payable to MCI
             Telecommunications Corporation. ......................................

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
NUMBER                                   DESCRIPTION                                     PAGES
- ------    -------------------------------------------------------------------------   ------------
 10.54    -- Amendment to Amended and Restated Securityholders Agreement dated
             September 19, 1996 among Telcom Ventures, L.L.C., LCC, Incorporated,
             TC Group, L.L.C., LCC, L.L.C. and MCI Telecommunications
             Corporation. .........................................................
 10.55    -- Series D Convertible Debenture Due March 27, 2001 by DCR
             Communications, Inc. dated March 27, 1996. ...........................
 10.56    -- Series D Convertible Debenture Due May 10, 2001 by DCR Communications,
             Inc. dated May 10, 1996. .............................................
 11       -- Computation of Earnings Per Common Shares.*...........................
 21       -- Subsidiaries of the Company.*.........................................
 23.1     -- Consent of KPMG Peat Marwick LLP. ....................................
 23.2     -- Consent of Hogan & Hartson L.L.P. (included in Exhibit 5). ...........
 27       -- Financial Data Schedule.*.............................................


- ---------------


* Previously filed in Amendment No. 1 to the Registration Statement.



+ Confidential treatment has been granted for certain portions of this document.
  The copy filed as an exhibit omits the information subject to the confidential treatment request.


     (b) Financial Statement Schedules.

         Schedule    -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.